

03025050

This Form CB contains 146 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
and
American Depositary Receipts
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy

Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (1) Offer document dated June 20, 2003, relating to the voluntary partial tender offer pursuant to Article 102 et seq. of Italian Legislative Decree no. 58/1998 for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of Telecom Italia S.p.A.

(2) ADS Letter of Transmittal to accept the Offer of Olivetti S.p.A. for outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary Shares of Telecom Italia S.p.A. (evidenced by American Depositary Receipts) of Telecom Italia S.p.A. pursuant to the Offer described in the Offer Document, dated June 20, 2003.

(3) U.S. Ordinary Letter of Transmittal for the tender offer for Ordinary Shares of Telecom Italia S.p.A. promoted by Olivetti S.p.A.

(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 20, 2003 relating to the Offer.

(5) Letter to Clients dated June 20, 2003 relating to the Offer.

(6) Notice of Guaranteed Delivery to accept the Offer of Olivetti S.p.A. for outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary shares of Telecom Italia S.p.A. (evidenced by American Depositary Receipts) of Telecom Italia S.p.A. pursuant to the Offer as described in the Offer Document, dated June 20, 2003.

(7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(8) Notice pursuant to Article 38.2 of CONSOB Regulation No. 11971 of May 14 1999, following CONSOB's Decision of June 18, 2003 authorizing release of the Offer Document relating to the voluntary partial cash tender offer made by Olivetti S.p.A. for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of Telecom Italia S.p.A., as published on the U.S. Edition of the Financial Times on June 23, 2003.

(b) Not applicable

Item 2. Informational Legends

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on March 13, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	English press release relating to the business combination dated March 12, 2003.
1.1**	English press release relating to the approval by the Olivetti and Telecom Italia Board of Directors of the merger plan dated April 15, 2003.
1.2***	Plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., dated April 15, 2003.
1.3***	Report to the Board of Directors of Olivetti S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.4***	Report by the Board of Directors of Telecom Italia S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.5***	Preliminary version of Olivetti S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.6***	Preliminary version of Telecom Italia S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.7***	Auditors' report by Reconta Ernst & Young S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.8***	Auditors' report by Deloitte & Touche Italia S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.9***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.0***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.1***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.2***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.3***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.4***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.5****	English translation of the Information Document (and related annexes) deposited on May 14, 2003 with the Italian Stock Exchange and the Italian Securities and Exchange Commission pursuant to Article 70, paragraph 4 of CONSOB Regulation No. 11791 of May 14, 1999, as amended.

Annexes to Exhibit 2.5

I. Report of the directors of Olivetti S.p.A. pursuant to Article 2501-*quater* of the Italian Civil Code.****

II. Report of the directors of Telecom Italia S.p.A. pursuant to Article 2501-quater of the Italian Civil Code. ****

III. Merger plan referred to in Article 2501-*bis* of the Italian Civil Code with attached a copy of the bylaws of the Company Resulting from the Merger. ****

IV. Balance Sheet of Olivetti S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

V. Balance sheet of Telecom Italia S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

VI. Report of the auditing firm Deloitte & Touche Italia S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VII. Report of the auditing firm Reconta Ernst & Young S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VIII. JP Morgan Chase Bank Fairness Opinion, used by the directors of Olivetti S.p.A. for the purpose of establishing the exchange ratio. ****

IX. Summary description of the analyses carried out by JP Morgan Chase Bank, as Olivetti's financial advisor, with reference to its Fairness Opinion. ****

X. JP Morgan Chase Bank Confirmation Letter. ****

XI. Lazard Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of determining the exchange ratio. ****

XII. Summary description of the analyses carried out by Lazard, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XIII. Lazard Confirmation Letter. ****

XIV. Goldman Sachs Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of establishing the exchange ratio. ****

XV. Summary description of the analyses carried out by Goldman Sachs, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XVI. Conclusions reached by Professor Angelo Provasoli with regard to the valuation methodologies applied by JP Morgan in connection with its fairness opinion on the exchange ratio. ****

XVII. Extracts from the shareholders' agreements published pursuant to article 122 of the Consolidated Law. ****

XVIII. Report of the auditing firm Reconta Ernst & Young S.p.A. on its examination of the pro forma balance sheet and income statement amounts for Olivetti S.p.A. ****

XIX. Quarterly report of Olivetti S.p.A. as of March 31, 2003. ****

XX. Quarterly report of Telecom Italia S.p.A. as of March 31, 2003. ****

2.6 English translation of the Information Document (as previously furnished to the Securities and Exchange Commission as exhibit 2.5 to Form CB dated May 15, 2003) amended to reflect corrections at pages 6, 24, 43 and 73.*****

2.7 Balance sheet of Telecom Italia S.p.A. at December 31, 2002 (as previously furnished to the Securities and Exchange Commission as Annex V to exhibit 2.5 to Form CB dated May 15, 2003) amended to insert an inadvertently omitted table at page 214.*****

2.8 Olivetti's press release dated May 26, 2003 relating to the approval by the Olivetti's Extraordinary Shareholders' meeting of the plan of merger of Telecom Italia with and into Olivetti and the approval by the Olivetti's Ordinary Shareholders' Meeting of the financial statements for the year ended December 31, 2002. ******

2.9 Olivetti's press release dated May 26, 2003 relating to the determination of the offer price for the proposed cash tender offer for a portion of the Telecom Italia ordinary shares. ******

3.0 Olivetti press release relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to the intention to launch a voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares of Telecom Italia. *******

3.1 Olivetti's press release dated June 12, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders. ********

3.2 Olivetti's press release dated June 16, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders. *********

3.3 Statement dated June 19, 2003, released by Olivetti pursuant to Article 41 of CONSOB Regulation no. 11971/1999 relating to the agreement with Borsa Italian S.p.A. on the offer period for the tender offer and to the authorization by CONSOB to the publication of the offer document. **********

3.4 Offer document dated June 20, 2003, relating to the voluntary partial tender offer pursuant to Article 102 et seq. of Italian Legislative Decree no. 58/1998 for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of Telecom Italia S.p.A. Offeror: Olivetti S.p.A.

3.5 ADS Letter of Transmittal to accept the Offer of Olivetti S.p.A. for outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary Shares of Telecom Italia S.p.A. (evidenced by American Depositary Receipts) of Telecom Italia S.p.A. pursuant to the Offer described in the Offer Document, dated June 20, 2003.

3.6 U.S. Ordinary Letter of Transmittal for the tender offer for Ordinary Shares of Telecom Italia S.p.A. promoted by Olivetti S.p.A.

3.7 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 20, 2003 relating to the Offer.

3.8 Letter to Clients dated June 20, 2003 relating to the Offer.

3.9 Notice of Guaranteed Delivery to accept the Offer of Olivetti S.p.A. for outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary shares of Telecom Italia S.p.A. (evidenced by American Depositary Receipts) of Telecom Italia S.p.A. pursuant to the Offer as described in the Offer Document, dated June 20, 2003.

3.10 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

3.11 Notice pursuant to Article 38.2 of CONSOB Regulation No. 11971 of May 14 1999, following CONSOB's Decision of June 18, 2003 authorizing release of the Offer Document relating to the voluntary partial cash tender offer made by Olivetti S.p.A. for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of Telecom Italia S.p.A., as published on the U.S. Edition of the Financial Times on June 23, 2003.

---

* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 13, 2003

** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 16, 2003

*** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 24, 2003

**** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated May 15, 2003

***** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB/A dated May 21, 2003

****** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated May 27, 2003

******* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 5, 2003.

******** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 13, 2003.

********* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 16, 2003.

********** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 20, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Olivetti S.p.A.

By: ____________________
Name: Loris Bisone
Title: General Counsel

Date: June 23, 2003

EXHIBIT 3.4

OFFER DOCUMENT

VOLUNTARY PARTIAL TENDER OFFER PURSUANT TO ARTICLE 102 ET SEQ.
OF LEGISLATIVE DECREE 58/1998

for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of

TELECOM ITALIA S.p.A.

OFFEROR

OLIVETTI S.p.A.

SHARES SUBJECT TO THE OFFER

The offer is for 908,873,776 ordinary shares (including ordinary shares represented by ADSs)
In the event that the number of acceptances exceeds the maximum quantity for the Offer but the number of acceptances pursuant to a concurrent Savings Offer being made outside the United States does not exceed the maximum quantity sought in that offer, the maximum number of shares sought in the Offer will be increased, as specified in subsection c.1 of this Offer Document.

PRICE PER SHARE OFFERED

The consideration offered is equal to EUR 8.010 for each Telecom Italia S.p.A. ordinary share (EUR 80.10 for each ADS representing ten ordinary shares)

ACCEPTANCE PERIOD

The acceptance period, agreed with Borsa Italiana S.p.A., is from 08.30 (Italian time) on 23 June 2003 to 17.40 (Italian time) (11:40 a.m. (New York time)) on 18 July 2003, inclusive, without prejudice to the right to an extension.

FINANCIAL ADVISOR TO THE OFFEROR

JPMorgan Chase Bank

OTHER ADVISORS TO THE OFFEROR IN RELATION TO THE OFFER

Banca Intesa S.p.A. **UniCredit Banca Mobiliare S.p.A.**

INTERMEDIARY ENGAGED TO COORDINATE THE COLLECTION OF ACCEPTANCES

Società per Amministrazioni Fiduciarie "SPAFID" S.p.A.

20 June 2003

THE FILING OF THE OFFER DOCUMENT DOES NOT IMPLY ANY JUDGEMENT ON THE PART OF CONSOB WITH REGARD TO THE ADVISABILITY OF ACCEPTING THE OFFER OR TO THE MERIT OF THE DATA AND INFORMATION CONTAINED THEREIN

10

CONTENTS

PREMISE 4

A. CAUTIONS 7
a.1 Conditions of effectiveness 7
a.2 Transfer of ownership and payment of the consideration 7
a.3 Statement by Telecom Italia 7
a.4 Residual-acquisition tender offer 8
a.5 Rights of savings shareholders in the event of delisting 8
a.6 Detachment of dividend coupon 8

B. COMPANIES PARTICIPATING IN THE OFFER 9
b.1 The Offeror 9
b.2 The Issuer 12
b.3 Intermediaries 22

C. CLASSES AND QUANTITIES OF SUBJECT FINANCIAL INSTRUMENTS AND ACCEPTANCE PROCEDURE 23
c.1 Classes and quantities of subject shares 23
c.2 Percentage of the share capital 23
c.3 Authorizations 24
c.4 Procedure and time limits for accepting the Offer 24
c.5 Disclosures concerning the Offer 25
c.6 The U.S. market and other foreign markets 26
c.7 Conditions for the effectiveness of the Offer 27
c.8 Transfer of the shares purchased by means of the Offer 28
c.9 United States Federal Income Tax Consequences of U.S. Holders of Ordinary Shares and ADSs Participating in the Offer 28

D. NUMBER OF TELECOM ITALIA FINANCIAL INSTRUMENTS HELD BY OLIVETTI, INCLUDING THOSE HELD BY TRUSTEES, NOMINEES AND SUBSIDIARIES 29
d.1 Number and classes of Telecom Italia shares held directly or indirectly by Olivetti 29
d.2 Repo, usufruct and pledge transactions involving Telecom Italia shares concluded directly or indirectly by Olivetti 29

E. PRICE PER SHARE AND THE JUSTIFICATION THEREOF 30
e.1 Indication of the price per share and its justification 30
e.2 Comparison between the Unit Price and Telecom Italia indicators for the last two years 30
e.3 Weighted averages of stock exchange prices 31
e.4 Values assigned to the Telecom Italia shares on the occasion of financial transactions carried out in the last two financial years 32
e.5 Values assigned to the Telecom Italia shares in sales and purchases made by Olivetti in the last two financial years 33

F. DATE AND MANNER OF PAYMENT OF THE CONSIDERATION AND PERFORMANCE GUARANTEES 35
f.1 Payment Date 35
f.2 Manner of payment 35
f.3 Performance guarantees 35

G. REASONS FOR THE OFFER AND FUTURE PLANS OF THE PURCHASER 35
g.1 Legal basis of the Offer 35
g.2 Reasons for the Offer and manner of financing it 35
g.3 The Offeror's plans for the Issuer 36

H. AGREEMENTS BETWEEN THE OFFEROR AND SHAREHOLDERS OR DIRECTORS OF THE ISSUER OF THE SUBJECT SECURITIES 36
h.1 Agreements between the Offeror and the Issuer or shareholders and/or directors of the Issuer 36
h.2 Financial and/or commercial transactions in the twelve months preceding the publication of the Offer between the Offeror and the Issuer having material effects on the Issuer's activity . . 37
h.3 Agreements between the Offeror and shareholders of the Issuer concerning the exercise of voting rights or the transfer of shares 37
h.4 Shareholders' agreements falling within the scope of Article 122 of the Consolidated Law involving shares of the companies participating in the Merger 37

I. COMPENSATION OF THE INTERMEDIARIES 37

L. PRORATION 37

M. MANNER OF MAKING THE OFFER DOCUMENT AVAILABLE TO THE PUBLIC 38

N. STATEMENT OF TELECOM ITALIA UNDER ARTICLE 103.3 OF THE CONSOLIDATED LAW AND ARTICLE 39 OF THE CONSOB REGULATION 39

O. DOCUMENTS MADE AVAILABLE TO THE PUBLIC AND THE PLACES WHERE THEY CAN BE REVIEWED 45

DECLARATION OF RESPONSIBILITY 46

Annex I. Extracts from Shareholders' Agreements A-1
Annex II. Pro Forma Consolidated Balance Sheet and Income Statement for the Year Ended 31 December 2002 . . . . B-1
Appendix I. Procedures for Holders of Telecom Italia Ordinary Share ADSs to Accept the Offer C-1
Appendix II. Certain Income Tax Consequences D-1

PREMISE

The transaction described in this offer document (the "**Offer Document**") is a voluntary partial tender offer (the "**Offer**") made in accordance with Article 102 et seq. of Legislative Decree No. 58 of 24 February 1998 (the "**Consolidated Law**") by Olivetti S.p.A. (the "**Offeror**", "**Olivetti**" or the "**Absorbing Company**") for ordinary shares issued by its subsidiary Telecom Italia S.p.A. (the "**Issuer**" or "**Telecom Italia**").

The Offer is related to the merger of Telecom Italia into Olivetti (the "**Merger**") approved by the extraordinary shareholders' meetings of the two companies on respectively 24 and 26 May 2003. Subsequently, on 9 June 2003 the special meeting of Telecom Italia's savings shareholders concluded, after taking note of the approval of the merger plan by the extraordinary meeting of the company's shareholders, that the resolution in question did not prejudice the interests of the savings shareholders. Once completed, the Merger will result in: (i) the dissolution of Telecom Italia and the Absorbing Company being the universal successor to all the assets and liabilities and rights and obligations of Telecom Italia; and (ii) the cancellation of Olivetti's interest in Telecom Italia at the date the merger becomes effective and the assignment to the holders of Telecom Italia ordinary and savings shares of respectively ordinary and savings shares newly issued by the Absorbing Company on the basis of assignment ratios corresponding to the exchange ratio fixed at 7 Olivetti ordinary (savings) shares with a par value of EUR 1 each for every Telecom Italia ordinary (savings) share with a par value of EUR 0.55 each, without a cash consideration.

The merger exchange ratio will be implemented primarily through the redistribution of the share capital of the Absorbing Company, accompanied, if necessary, by the issue of as many new shares as may be needed to maintain the share capital of the Absorbing Company at the level of Olivetti's share capital as attested on 15 April 2003, the date on which the merger plan was approved by the boards of directors of Olivetti and Telecom Italia (EUR 8,845,537,520). The redistribution will entail the assignment to both Olivetti and Telecom Italia shareholders of new shares of the Absorbing Company, with a par value of EUR 0.55 each, according to assignment ratios that will be specified in the merger instrument. At the end of the operation, therefore, the shareholders of the companies participating in the Merger will receive shares of the company resulting from the Merger different in number from the number of shares held immediately before the Merger and, as far as Olivetti shareholders are concerned, with a different par value. For more detailed information, reference should be made to the Information Document on the Merger, which is available to the public at the places specified in Section O of this Offer Document.

The effectiveness of the Merger is subject to the admission to trading on the electronic share market ("**MTA**") organized and operated by Borsa Italiana S.p.A. ("**Borsa Italiana**") of the savings shares of the Absorbing Company that will be issued and assigned to the holders of Telecom Italia savings shares for the purpose of the exchange. Application will be made to the New York Stock Exchange for the listing of the ordinary and savings shares of the Absorbing Company in the form of American Depositary Shares ("**ADSs**") from the date the merger becomes effective, thus maintaining the existing situation with regard to Telecom Italia's ordinary and savings shares. The Merger will not affect the listing of the ordinary shares of the Absorbing Company on the Frankfurt Stock Exchange; application will not be made to list the savings shares of the Absorbing Company on that exchange.

Contemporaneously with the approval of the Merger, the extraordinary meeting of Olivetti's shareholders agreed, with effect from the date the Merger becomes effective, to the change in the company's corporate purpose and the adoption of new bylaws that are almost the same as the bylaws of Telecom Italia. As a consequence of the change in Olivetti's corporate purpose, the shareholders of Olivetti who were absent from the meeting or voted against the resolution approving the change have the right to withdraw from the company in accordance with Article 2437 of the Civil Code. In the event this right was exercised for 10,958,057 shares, corresponding to 0.12% of the ordinary share capital.

In addition to having an investment rationale, the Offer is also intended to provide a way for Telecom Italia shareholders who do not wish to keep their holding in the Absorbing Company to liquidate at least part of it, in a similar way to the possibility Olivetti shareholders now have to exercise their *de jure* right of withdrawal.

The Offer, or more exactly the transfer of ownership of the shares tendered and purchased by Olivetti at the end of the proration procedure, if any, will terminate if the Merger does not become effective by 31 December 2003, without prejudice to the right of the Offeror to waive this condition (subject to the consent of the Agent Bank, as defined in subsection g.2 and as indicated in subsection c.7). In all events it is the intention of Olivetti and Telecom Italia to complete the Merger as soon as possible and, specifically, in the first half of August 2003.

The total amount allocated to the Offer (including a concurrent partial cash tender offer for the Telecom Italia Savings Shares (the "**Savings Offer**")), equal to EUR 8,989,059,475, was determined by subtracting the amount allocated for the reimbursement of the Olivetti shareholders who exercised their right of withdrawal from the total financing of EUR 9,000,000,000 granted to Olivetti in relation to the operation and described in subsection g.2.

Olivetti intends to rely upon an exemption from the registration requirements under the Securities Act of 1933 (the "**Securities Act**") with respect to the ordinary shares of Olivetti that will be assigned in exchange to the former ordinary shareholders of Telecom Italia as part of the Merger. The availability of the exemption is subject to a series of conditions, including the requirement that ordinary shareholders in the United States of America (the "**United States**") receive equal treatment with respect to ordinary shareholders in Italy. In compliance with this equal treatment requirement, the Offer for Telecom Italia ordinary shares and for ADSs representing Telecom Italia ordinary shares is being made in the United States. The Offer in the United States will benefit from a specific exemption from the tender offer rules available under the Securities Exchange Act of 1934 (the "**Securities Exchange Act**") and will be made on the same terms and conditions as the Offer for ordinary shares in Italy. The Offer in the United States will not be subject to prior authorization by the U.S. Securities and Exchange Commission.

The Offer will be made by means of this document (which is an English translation of the offer document as it relates to the Offer), letters of transmittal and other related documents relating to the Offer (the "**U.S. Offer Documents**"). The letters of transmittal which are part of the U.S. Offer Documents, one for ordinary shares (the "**U.S. Ordinary Letter of Transmittal**") and one for ADSs representing ordinary shares (the "**ADS Letter of Transmittal**") are referred to herein as the "**U.S. Letters of Transmittal**".

In contrast with the provisions applicable to the ordinary shares, the exemption from the registration requirements under the Securities Act for the savings shares to be assigned in exchange to the savings shareholders of Telecom Italia as part of the Merger does not necessarily imply that a public tender offer has to be made for savings shares in the United States. The Savings Offer is not being, and will not be, made, directly or indirectly, in or into the United States and may not be accepted directly or indirectly, in or from the United States through the facility of a national securities exchange of the United States or by use of the mails of, or by any means or instrumentality of interstate or foreign communication or commerce of the United States (including, without limitation, the post, facsimile transmission, telex, email, telephone, the Internet or any other electronic mechanism or medium).

With the exception of the U.S. Offer Documents, no other offer document, nor any accompanying letter of transmittal nor any other document related to the Offer or the Savings Offer is being mailed, and must not be mailed, or otherwise forwarded, distributed or sent in, into or from the United States, including to holders of ordinary shares or savings shares (including ordinary shares or savings shares represented by ADSs) with registered addresses in the United States or to persons whom the Offeror or its agent knows to be trustees, nominees or custodians holding ordinary shares or savings shares (including ordinary shares or savings shares represented by ADSs) for such persons. Persons receiving such documents (including, but not limited to, custodians, nominees and trustees) must not distribute, send or transmit any of them in, into or from the United States through the facility of a national securities exchange of the United States or by the use of the mails of, or by any other means or instrumentality of interstate or foreign communication or commerce of, the United States (including, but not limited to, facsimile transmission, telex, e-mail, telephone, the Internet or any other electronic mechanism or medium). Doing so may render invalid any purported acceptance of the Offer pursuant to such documents.

The Olivetti securities referred to herein have not been, and are not intended to be, registered under the Securities Act and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption from the registration requirements applicable under the Securities Act. Olivetti will be considered a successor registrant with respect to the registration of Telecom Italia's ordinary and savings shares under the Securities Exchange Act and will consequently be subject to the requirements applicable to a reporting foreign private issuer under the Securities Exchange Act.

The Offer will be made in accordance with the requirements of Italian law and will be subject to disclosure and other procedural requirements that are different from those under U.S. law. The U.S. Offer Documents have not been reviewed by any federal or state securities commission or regulatory authority in the U.S., nor has any such commission or authority passed upon the accuracy or adequacy of the U.S. Offer Documents. It may be difficult for U.S. investors to enforce their rights and any claim that they may have arising under U.S. federal securities laws, since Telecom Italia and Olivetti are each located outside of the United States, and some or all of the officers and directors of Telecom Italia and Olivetti are residents of a country other than the United States. U.S. investors may not be able to effect service of process upon a non-U.S. company or its officers or directors, or other non-U.S. persons, for violations of U.S. securities laws. It may be difficult for a U.S. investor to enforce a judgment obtained from a U.S. court against a non-U.S. company.

A. Cautions

a.1 Conditions of effectiveness

The Offer, or more exactly the transfer of the ownership of the shares tendered and purchased by Olivetti at the end of the proration procedure, if any, will cease to be effective if the Date of Effectiveness of the Merger does not fall within the period ending 31 December 2003 (the "**Termination Condition**"), where the "**Date of Effectiveness**" is taken to mean: (i) the day of the last of the registrations of the merger instrument referred to in Article 2504 of the Civil Code or (ii) the later date, if any, on which the effects of the Merger are to come into force, as established in the merger instrument. The foregoing is without prejudice to Olivetti's right to waive the Termination Condition (subject to the consent of the Agent Bank, as defined in subsection g.2 and as indicated in subsection c.7).

Accordingly, without prejudice to the intention of Olivetti and Telecom Italia to complete the Merger as soon as possible and, specifically, in the first half of August 2003, in the event that the Date of Effectiveness does not fall within the period ending 31 December 2003, the shares tendered under the Offer (including Ordinary Share ADSs) and purchased by Olivetti will be returned to the respective acceptors by 2 January 2004, without the recognition of any consideration and without such acceptors being entitled to any sum in compensation or on any other grounds. The shares will be returned via the Custodians (as defined in subsection c.4).

The effectiveness of the Merger is subject to the adoption by Borsa Italiana of the decision to admit the savings shares that Olivetti will issue for the purpose of the exchange to trading on MTA.

The effectiveness of the Offer is not subject to any minimum number of acceptances. Accordingly, as specified in subsection c.1, valid acceptances complying with the terms of the Offer will be accepted up to the maximum amount specified therein.

a.2 Transfer of ownership and payment of the consideration

The ownership of the shares tendered under the Offer and purchased by Olivetti will be transferred to the latter on the day of publication of the notice of the results of the Offer referred to in subsection c.5 (the "**Purchase Day**"), which will be within five business days of the close of the Acceptance Period, following the completion of the proration procedure, if any.

Except where the Termination Condition is fulfilled (and Olivetti has not waived the same), the consideration for the shares acquired by Olivetti by means of the Offer will be paid to the acceptors within five business days of the Date of Effectiveness (the "**Payment Day**").

Between the Purchase Day and the Payment Day or, where the Termination Condition is fulfilled and Olivetti has not waived same (subject to the consent of the Agent Bank, as indicated in subsection c.7), the day on which the shares are returned to the acceptors, the shares tendered under the Offer acquired by Olivetti will be held in an escrow account in the name of Olivetti with Società per Amministrazioni Fiduciarie "SPAFID" S.p.A. ("**SPAFID**") and Olivetti will not be authorized to dispose of them. During such period the property and administrative rights attaching to the shares will pertain to the Offeror.

a.3 Statement by Telecom Italia

The Statement prepared by Telecom Italia under Article 103.3 of the Consolidated Law and Article 39 of Consob Regulation 11971/1999, as amended (the "**Consob Regulation**") with the information necessary for an informed assessment of the Offer and the judgement on the same of Telecom Italia's board of directors is reported in Section N.

a.4 Residual-acquisition tender offer

Even if no savings shares were tendered and the entire amount allocated to the Offer and the concurrent Savings Offer were used for the purchase of Telecom Italia ordinary shares in accordance with the Offer, at the end thereof Olivetti would come to hold an interest in Telecom Italia of not more than about 76.3% of the share capital. Accordingly, the conditions will not exist for the 90% threshold to be exceeded with the consequent triggering of the obligation to make a residual-acquisition tender offer under Article 108 of the Consolidated Law or for the exercise of the squeeze-out right referred to in Article 111 of the same law.

a.5 Rights of savings shareholders in the event of delisting

Under Article 7 of Telecom Italia's bylaws, "If the Company's ordinary or savings shares are delisted, holders of savings shares may apply to the Company for their conversion into ordinary shares, in the manner approved by an Extraordinary Shareholders' Meeting called for the purpose within two months of the delisting." In view of the maximum number of shares that can be the subject of the concurrent Savings Offer, Olivetti considers that the free float remaining at the end of the concurrent Savings Offer will always be sufficient to permit trading and, therefore, that even if the concurrent Savings Offer is taken up in full, the above-mentioned bylaw will not apply.

a.6 Detachment of dividend coupon

The shareholders' meeting of Telecom Italia on 24 May 2003 approved the payment of a dividend equal to EUR 0.1768 per ordinary share and EUR 0.1878 per savings share. The dividend will be paid on 26 June 2003, with detachment of the coupon on 23 June 2003; accordingly, the shares tendered under the Offer will be ex dividend.

B. COMPANIES PARTICIPATING IN THE OFFER

b.1 The Offeror

Corporate name, legal form, registered office and markets on which its shares are listed

The company's full name is "Ing. C. Olivetti & C. Società per Azioni". The company may use its full name or one of the following abbreviated versions: "Ing. C. Olivetti & C., S.p.A." and "Olivetti S.p.A.". Olivetti is a company limited by shares with its registered office at 77 Via Jervis, Ivrea (Turin). Olivetti has financial instruments (ordinary shares, convertible bonds and warrants) listed on MTA. The ordinary shares are also listed on the Frankfurt Stock Exchange.

From the Date of Effectiveness, Olivetti will change its corporate name into "Telecom Italia S.p.A." and its registered office will be transferred to 2 Piazza degli Affari, Milan. The effectiveness of the Merger is subject to the listing on MTA of the savings shares of the Absorbing Company that will be issued and assigned to the holders of Telecom Italia savings shares for the purpose of the exchange. At the end of the Merger the ordinary shares of the Absorbing Company will continue to be listed on MTA. Application will be made to the New York Stock Exchange for the listing of the ordinary and savings shares of the Absorbing Company in the form of ADSs from the Date of Effectiveness, thus maintaining the existing situation with regard to Telecom Italia's ordinary and savings shares. The Merger will not affect the listing of Olivetti's ordinary shares on the Frankfurt Stock Exchange; application will not be made to list the savings shares of the Absorbing Company on that exchange.

The bylaws of the Absorbing Company in force from the Date of Effectiveness is attached to the Merger Information Document, which is available to the public at the places specified in Section O.

Governing bodies

The members of Olivetti's board of directors, which was appointed by the ordinary shareholders' meeting of 13 October 2001 (apart from Gian Carlo Rocco di Torrepadula and Paola Pierri, who were appointed by the ordinary shareholders' meeting of 26 May 2003), are as follows:

Name	Place and date of birth	Position
Antonio Tesone*	Ancona—20 July 1923	Chairman
Marco Tronchetti Provera	Milan—18 January 1948	Deputy Chairman and CEO
Gilberto Benetton	Treviso—19 June 1941	Deputy Chairman
Carlo Buora	Milan—26 May 1946	Managing Director
Lorenzo Caprio*	Milan—19 November 1957	Director
Giorgio Cirla*	Lanzo d'Intelvi (Como)—29 February 1940	Director
Pier Luigi Fabrizi*	Siena—23 April 1948	Director
Cesare Geronzi*	Marino (Rome)—15 February 1935	Director
Gianni Mion	Vò (Padua)—6 September 1943	Director
Giampietro Nattino	Rome—9 June 1935	Director
Paola Pierri	Turin—25 March 1960	Director
Alberto Pirelli	Milan—1 July 1954	Director
Gian Carlo Rocco di Torrepadula	Rome—17 January 1943	Director
Carlo Alessandro Puri Negri	Genoa—11 July 1952	Director
Alberto Varisco	Nova Milanese (Milan)—20 October 1940	Director

* Independent director.

All the members of Olivetti's board of directors are domiciled for the purposes of the position at the company's registered office at 77 via Jervis, Ivrea.

Olivetti does not have a General Manager or an Executive Committee. On 13 October 2001 Olivetti's Board set up a remuneration committee and an internal control committee and approved the rules for their functioning.

Olivetti's directors, recognizing that the post-Merger corporate reality will be inherently different from that of Olivetti as it is now, considered it appropriate that the direction of the company resulting from the Merger should remain entrusted essentially to the directors of Telecom Italia. Accordingly, deeming that their mandate had come to an end, they resigned with effect from the Date of Effectiveness. On 26 May 2003 Olivetti's shareholders' meeting approved the appointment of a board of directors, to take office on the Date of Effectiveness and to remain in office until the approval of the annual accounts for 2003, exactly reproducing that of Telecom Italia with the sole exception of the exclusion of the representative of the Ministry for the Economy and Finance (since the Minister for the Economy and Finance had declared that Telecom Italia, and in its place the Absorbing Company, which, as a consequence of the Merger, will succeed to all Telecom Italia's legal relationships and assets and liabilities, should amend the clause of the bylaws assigning special powers under Law 474/1994 and, among other things, eliminate the power to appoint a director currently provided for in Telecom Italia's bylaws). The members of the new board are as follows:

Name	Place and date of birth	Position
Marco Tronchetti Provera	Milan—18 January 1948	Director
Gilberto Benetton	Treviso—19 June 1941	Director
Carlo Buora	Milan—26 May 1946	Director
Riccardo Ruggiero	Naples—26 August 1960	Director
Umberto Colombo*	Livorno—20 December 1927	Director
Francesco Denozza*	Turin—5 October 1946	Director
Giovanni Consorte	Chieti—16 April 1948	Director
Luigi Fausti*	Ancona—9 March 1929	Director
Guido Ferrarini*	Genoa—8 August 1950	Director
Natalino Irti*	Avezzano (AQ)—5 April 1936	Director
Gianni Mion	Vò (Padua)—6 September 1943	Director
Pietro Modiano	Milan—3 November 1951	Director
Massimo Moratti	Boscochiesanuova (VR)—16 May 1945	Director
Carlo Alessandro Puri Negri	Genoa—11 July 1952	Director
Pier Francesco Saviotti	Alessandria—16 June 1942	Director

* Independent director.

Olivetti's board of auditors, appointed by the shareholders' meeting of 26 May 2003, is as follows:

Name	Place and date of birth	Position
Ferdinando Superti Furga	Milan—20 January 1932	Chairman
Gianfranco Zanda	Udine—4 April 1941	Auditor
Salvatore Spiniello	Siracusa—4 April 1941	Auditor
Paolo Golia	Verona—29 July 1944	Auditor
Rosalba Casiraghi	Milan—17 June 1950	Auditor

The shareholders' meeting of 26 May 2003 also appointed the following alternates: Enrico Laghi, born in Rome on 23 February 1969, and Enrico Maria Bignami, born in Milan on 7 May 1957. All the members of the board of auditors are domiciled for the purposes of the position at Olivetti's registered office at 77 via Jervis, Ivrea.

Recent performance

On 5 May 2003 Olivetti's board of directors approved the figures for the profits and losses, assets and liabilities and financial position of the company for the first quarter of 2003. The quarterly report is available to the public at the places specified in Section O.

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The table below shows the main Olivetti Group figures for the first quarters of 2003 and 2002 and the year ended 31 December 2002.

	1st quarter 2003	1st quarter 2002	Year 2002
	(in millions of euros)		
INCOME STATEMENT DATA			
Sales and service revenues	7,291	7,533	31,408
Gross operating profit	3,308	3,291	14,023
Operating income	1,515	1,391	6,016
Income before taxes	868	1,313	(2,516)
Loss for the period after minority interest	(397)	(187)	(773)
Profit (loss) for the period after minority interest, before depreciation and amortization in respect of Telecom Italia	(70)	136	520

	at 31.3.2003	at 31.12.2002
BALANCE SHEET AND FINANCIAL DATA		
Net financial debt	31,891	33,399
Shareholders' equity	20,659	20,624
Shareholders' equity: Olivetti interest	11,233	11,640

	at 31.3.2003	at 31.12.2002
PERSONNEL	104,379	106,620

With reference to the data shown above, the following should be noted.

The consolidated Group result in the first quarter of 2003 was a loss of EUR 397 million, an increase of EUR 210 million on that of EUR 187 million recorded in the first quarter of 2002, which saw the inclusion in the accounts of EUR 728 million of capital gains on disposals (Bouygues Decaux Telecom and Lottomatica), with a net effect on the Group result of EUR 243 million. Excluding these amounts, the result for the first quarter of 2003 would have been EUR 33 million better than that of the first quarter of 2002.

The consolidated net financial debt at 31 March 2003 amounted to EUR 31,891 million (of which EUR 16,097 million was in respect of the Telecom Italia Group). This was an improvement of EUR 1,508 million on the end of 2002 (EUR 33,399 million), to which the Telecom Italia Group contributed EUR 2,039 million, since its cash flows from operations more than covered its investments in the period (EUR 806 million).

Group personnel declined by 2,241 (from 106,620 at 31 December 2002 to 104,379 at 31 March 2003), primarily in connection with the disposal of the industrial assets of Olivetti Tecnost in Mexico (−1,266) and the change in the scope of the consolidation of the Telecom Italia Group (−819).

For further details on the results of the first quarter of 2003, reference should be made to Olivetti's quarterly report.

General indications regarding Olivetti's activity subsequent to the close of the 2002 financial year and events that occurred prior to 5 May 2003 that could materially affect the profits and losses, assets and liabilities and financial position of the company can be derived from the above-mentioned quarterly report, the Merger Information Document and the other documents made available to the public at the places specified in Section O.

On 26 May 2003 the meeting of Olivetti's shareholders approved—*inter alia*—the merger of Telecom Italia into Olivetti and the change in Olivetti's corporate purpose. Following such change, Olivetti shareholders who were absent from the meeting or voted against the resolution approving the change have exercised their right to withdraw from the company in accordance with Article 2437 of the Civil Code for a total of 10,958,057 ordinary shares, corresponding to 0.12% of Olivetti's ordinary share capital.

In addition to what has already been set out in Olivetti's report for the quarter ending on 31 March 2003, it should be noted that following the disposal of the interest in OMS Facility to Pirelli & C. Real Estate a capital gain of around EUR 3 million was booked in April 2003.

Olivetti's net financial debt has increased since 31 March 2003 basically as a consequence of the financial expense that accrued in the period, which includes the commissions for the arrangement of the lines of credit to pay for withdrawals and acceptances of the tender offers and for the refinancing and rescheduling of the debt itself.

Pro forma balance sheet and income statement figures for the company resulting from the Merger

Annex II of this Offer Document contains the reclassified post-merger pro forma figures for the balance sheet and income statement of the company resulting from the Merger for the year ended 31 December 2002, together with the explanatory notes thereto.

The statements in question were drawn up for inclusion in the Information Document for the Merger of Telecom Italia into Olivetti and assumed the withdrawal of 5% of Olivetti's shareholders at a price per share of EUR 0.9996 and a total disbursement of EUR 305 million.

It was also assumed that the maximum total amount for the voluntary partial tender offer (the part of the line of credit of EUR 9 billion remaining after paying for withdrawals, equal to EUR 8,695 million) would all be used to purchase Telecom Italia ordinary and savings shares at a price per share of respectively EUR 7.958 and EUR 4.812.

The determination of the withdrawal price (EUR 0.9984 per Olivetti ordinary share) and the offer price (EUR 8.010 per Telecom Italia ordinary share and EUR 4.820 per Telecom Italia savings share) and the establishment of the number of Olivetti ordinary shares for which the right of withdrawal had been exercised pursuant to Article 2437 of the Civil Code (10,958,057 ordinary shares, corresponding to about 0.12% of the capital) lead to the following changes.

Olivetti Group	**Original pro forma (a)**	**Revised pro forma (b)**	**Changes (b-a)**
	(in millions of euros)		
Telecom Italia goodwill	29,119	29,380	+261
Shareholders' equity after minority interest	14,236	14,497	+261
Result for the year after minority interest	(2,511)	(2,524)	+(13)

The changes in the result are due to the amortization of the goodwill arising on consolidation as a consequence of the change in the size of the Offer together with the concurrent Savings Offer in line with the larger volume of credit available and the change in the Offer price and the price for the Savings Offer with respect to the original assumptions.

The goodwill arising on consolidation and analogously the net financial debt of the Olivetti Group (equal to EUR 43,576 million, unchanged with respect to the original assumptions) will be smaller if the tender offers are not fully taken up by Telecom Italia shareholders, as originally assumed.

b.2 The Issuer

Corporate name, legal form, registered office and markets on which its shares are listed

The corporate name of the Issuer is Telecom Italia S.p.A. Telecom Italia is a company limited by shares with registered office at 2 Piazza degli Affari, Milan, and headquarters at 41 Corso d'Italia 41, Rome.

The ordinary and savings shares of Telecom Italia are listed on MTA and, in the form of ADSs, each of which represents 10 shares, on the New York Stock Exchange.

Share capital

At the date of this Offer Document the share capital of Telecom Italia was fully paid up and amounted to EUR 4,023,833,058.30, divided into 7,316,060,106 shares with a par value of EUR 0.55 each, comprising 5,262,938,081 ordinary shares and 2,053,122,025 savings shares.

In resolutions adopted by the Telecom Italia extraordinary shareholder's meeting on 15 December 1998 (subsequently amended on 10 August 2000 and 3 May 2001) and 12 June 2001, the board of directors was authorized under Article 2443 of the Civil Code to make one or more cash increases in the share capital by issuing ordinary shares for the purposes of incentive plans for strategic human resources that the board of directors itself was to identify from time to time.

In relation to the remaining amount of the increases in capital approved under such authorizations, Telecom Italia's share capital can reach a maximum of EUR 4,099,839,510.80, divided into 7,454,253,656 shares with a par value of EUR 0.55 each, comprising 5,401,131,631 ordinary shares and 2,053,122,025 savings shares.

Recent performance and prospects

On 5 May 2003 Telecom Italia's board of directors approved the figures for the profits and losses, assets and liabilities and financial position of the company for the first quarter of 2003. The quarterly report is available to the public at the places specified in Section O.

The financial statements of the Telecom Italia Group prepared using the layouts of the reclassified balance sheet, income statement and statement of cash flows in the report on operations included in the Annual Report for the year ended 31 December 2002 are set out below, with accompanying notes:

- reclassified consolidated income statements of the Telecom Italia Group for the first quarters of 2003 and 2002 and for the year ended 31 December 2002;
- reclassified consolidated balance sheets of the Telecom Italia Group at 31 March 2003 and 31 December 2002;
- statements of consolidated cash flows and changes in consolidated net financial debt of the Telecom Italia Group for the first quarter of 2003 and 2002 and the year 2002.



Reclassified consolidated income statements of the Telecom Italia Group for the first quarters of 2003 and 2002 and for the year ended 31 December 2002

	1st quarter 2003	1st quarter 2002	Year 2002
	(millions of euros)		
A. SALES AND SERVICE REVENUES	**7,125**	**7,265**	**30,400**
Changes in inventories of work in progress, semi-finished and finished goods	1	—	2
Changes in inventory of contract work in progress	11	26	(42)
Increases in capitalized internal construction costs	145	73	675
Operating grants	3	2	19
B. STANDARD PRODUCTION VALUE	**7,285**	**7,366**	**31,054**
Raw materials and outside services (*)	(2,903)	(2,922)	(12,558)
C. VALUE ADDED	**4,382**	**4,444**	**18,496**
Labour costs (*)	(1,079)	(1,170)	(4,532)
D. GROSS OPERATING PROFIT	**3,303**	**3,274**	**13,964**
Depreciation and amortization	(1,319)	(1,421)	(5,877)
Of which: goodwill	(167)	(216)	(844)
Other valuation adjustments	(75)	(89)	(599)
Provisions to reserves for risks and charges	(33)	(30)	(153)
Net other income (expense)	(10)	(3)	46
E. OPERATING INCOME	**1,866**	**1,731**	**7,381**
Net investment and financial income	(416)	(510)	(2,163)
Of which: value adjustments	(120)	(60)	(682)
F. INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	**1,450**	**1,221**	**5,218**
Net extraordinary income (expense)	(2)	543	(5,637)
G. INCOME BEFORE TAXES	**1,448**	**1,764**	**(419)**
Income taxes	(703)	(624)	716
H. NET INCOME (LOSS) BEFORE MINORITY INTEREST	**745**	**1,140**	**297**
Minority interest	(242)	(419)	(619)
I. NET INCOME (LOSS): TELECOM ITALIA	**503**	**721**	**(322)**

(*) Reduced by related cost recoveries.

Notes to the reclassified consolidated income statements

Consolidated net income in the first quarter of 2003 amounted to EUR 503 million (EUR 745 million before minority interest). In the first quarter of 2002 consolidated net income had amounted to EUR 721 million (EUR 1,140 million before minority interest) and had included net capital gains of EUR 339 million in relation to the disposal of investments in Bouygues Decaux Telecom and Lottomatica. Excluding these effects, consolidated net income in the first quarter of 2003 was up by EUR 121 million on that recorded in the first quarter of 2002.

Sales and service revenues in the first quarter of 2003 amounted to EUR 7,125 million, down by EUR 140 million (1.9%) on the year-before period. Excluding the negative effects of exchange rate movements (EUR 348 million) and of changes in the scope of the consolidation (EUR 218 million), there was organic growth of EUR 426 million (6.4%). The most important changes in the scope of the consolidation were the exit of the 9Telecom group and of Sogei S.p.A. (included for the first six months of 2002) and that of the Telespazio group (included until 30 September 2002), together with the entry of the Webegg group.

The organic growth in revenues benefited from:

- the significant contribution of the Mobile business unit, revenues of which were boosted by the rise in voice traffic (5%), the expansion in value added services (39%) and the growth in sales of terminals in connection with the increase in MMS services (55%);
- the increase in revenues generated by the South American companies providing wireline and integrated services and in those produced by the Domestic Wireline business unit (up by 1.4% with respect to the first quarter of 2002). Significant in this field was the growth in receipts in the form of basic charges and sales, which more than offset the small overall decrease in traffic (– EUR 7.2 million with respect to the first quarter of 2002), stemming from a reduction in retail traffic and an increase in wholesale traffic;
- the positive contribution of the Internet & Media business unit.

Gross operating profit in the first quarter of 2003 amounted to EUR 3,303 million, an increase of EUR 29 million (0.9%) on the first quarter of 2002. Excluding the effects of exchange rate movements and of changes in the scope of the consolidation (totaling EUR 96 million), there was organic growth of EUR 125 million (3.9%).

As a ratio to revenues, gross operating profit rose from 45.1% to 46.4%.

In more detail, the gross operating profit in the first quarter of 2003 was affected by:

- **raw materials and outside services**, which decreased with respect to the year-before period by 0.7% to EUR 2,903 million;
- **labour costs**, which decreased by EUR 91 million (7.8%) with respect to the first quarter of 2002 as a consequence of the change in the scope of the consolidation and the reduction in the number of employees. At 31 March 2003 the personnel of the Group numbered 100,765, compared with 101,765 at 31 December 2002.

Operating income amounted to EUR 1,866 million, an increase of EUR 135 million (7.8%) with respect to the first quarter of 2002. In relation to revenues it improved from 23.8% to 26.2%. Excluding the effects of exchange rate movements and of changes in the scope of the consolidation, the increase was 6.4%.

The increase in absolute terms benefited both from the rise in gross operating income and from the movements in the following items:

- **Depreciation and amortization** fell by EUR 102 million, from EUR 1,421 million to EUR 1,319 million, as detailed below:

	1st quarter 2003 (a)	1st quarter 2002 (b)	Change (a – b)
	(millions of euros)		
Fixed assets	875	957	(82)
Intangibles	444	464	(20)
of which: goodwill	167	216	(49)

- **other valuation adjustments** decreased by EUR 14 million, from EUR 89 million to EUR 75 million. They were mainly in respect of receivables from customers and served to bring these into line with their estimated realizable value.

Net investment and financial income was negative by EUR 416 million, an improvement of EUR 94 million compared with the first quarter of 2002 that was mainly due to the opposite effects of:

- a reduction in financial expense as a consequence of the fall in the average debt of the Group and favourable exchange rate movements in South America (notably Brazil and Venezuela);

24

- an increase in net investment costs from EUR 34 million in the first quarter of 2002 to EUR 118 million.

Net extraordinary income (expense) was negative by EUR 2 million, compared with a positive balance of EUR 543 million in the year-earlier period. The deterioration of EUR 545 million in this item was due to the capital gains recorded on disposals in 2002: Bouygues Decaux Telecom (EUR 484 million) and Lottomatica (EUR 133 million)

Income taxes amounted to EUR 703 million, an increase of 79 million compared with the first quarter of 2002, partly owing to the fact that the capital gain on the disposal of the investment in Bouygues Decaux Telecom had no tax effects.

25

Reclassified consolidated balance sheets of the Telecom Italia Group at 31 March 2003 and 31 December 2002

		At 31.3.2003	At 31.12.2002
		(millions of euros)	
A. INTANGIBLES, FIXED ASSETS AND LONG-TERM INVESTMENTS			
Intangible assets		12,792	13,052
Fixed assets		18,748	19,291
Long-term investments:			
equity investments and advances on future capital contributions		1,497	2,286
other		1,006	957
		34,043	**35,586**
B. WORKING CAPITAL			
Inventories		447	411
Trade accounts receivable		8,047	8,201
Other assets		6,024	6,154
Trade accounts payable		(5,550)	(5,966)
Reserves for risks and charges		(5,127)	(5,214)
Other liabilities		(6,997)	(6,926)
		(3,156)	**(3,340)**
C. INVESTED CAPITAL, net of operating liabilities	**(A+B)**	**30,887**	**32,246**
D. RESERVE FOR EMPLOYEE TERMINATION INDEMNITIES		(1,321)	(1,305)
E. INVESTED CAPITAL, net of operating liabilities and the reserve for employee termination indemnities	**(C+D)**	**29,566**	**30,941**
Financed by:			
F. SHAREHOLDERS' EQUITY (*)			
Parent company interest		9,518	9,049
Minority interest		3,969	3,774
		13,487	**12,823**
G. MEDIUM/LONG-TERM DEBT		**14,889**	**15,018**
H. NET SHORT-TERM BORROWINGS			
Short-term borrowings		3,599	5,089
Liquid assets and short-term financial assets		(2,694)	(2,271)
Financial accrued expense (income) and deferred expense (income), net		285	282
		1,190	**3,100**
	(G+H)	**16,079**	**18,118**
I. *Total*	**(F+G+H)**	**29,566**	**30,941**

(*) Net of "Receivables from shareholders for capital contribution".

Notes to the reclassified balance sheets

Intangible assets, fixed assets and long-term investments amounted to EUR 34,043 million, a decrease of EUR 1,543 million compared with the end of 2002.

The reduction in intangible and fixed assets was due to the excess of the charge for depreciation and amortization over investments; that in long-term investments was mainly due to the reclassification among working capital investments (under "**Other assets**") of the remaining interest in Telekom Austria, since it is to be sold within twelve months.

Investments totaled EUR 860 million (EUR 1,227 million in the first quarter of 2002) and were divided as follows:

	1st quarter 2003 (a)	1st quarter 2002 (b)	Change (a-b)
	(millions of euros)		
Industrial investments	697	812	(115)
Goodwill	21	10	11
Financial investments	142	405	(263)

The reduction of EUR 115 million in industrial investments was mainly due to the fall in those of the Mobile business unit (EUR 93 million) and of the South American companies providing wireline and integrated services (EUR 40 million), partly offset by the net rise in those of the other companies (EUR 18 million).

The financial investments of the first quarter of 2003 included the acquisition of the equity interest in Lisit Informatica (EUR 54 million), purchases of treasury stock and other long-term securities (EUR 48 million) and the disbursement of financing to investee companies (EUR 40 million). In the first quarter of 2002 they included the investments in Auna (EUR 192 million, reimbursed on 1 August 2002) and Stream (EUR 113 million), together with purchases of treasury stock and other financial investments (EUR 100 million).

Working capital showed a negative balance that decreased by EUR 184 million, from EUR 3,340 million at 31 December 2002 to EUR 3,156 million.

Shareholders' equity amounted to EUR 13,487 million, compared with EUR 12,823 million at 31 December 2002. Telecom Italia's interest was EUR 9,518 million (EUR 9,049 million at 31 December 2002) and the minority interest was EUR 3,969 million (EUR 3,774 million at 31 December 2002). The increase of EUR 664 million over the period was due to the result for the quarter (EUR 745 million) net of the dividends accruing to minority interests approved in the quarter (EUR 18 million) and exchange and other differences (EUR 63 million). The exchange differences were mainly due to unfavourable exchange rate movements in some Latin American countries (notably Chile and Bolivia).

Net financial debt amounted to EUR 16,079 million, a decrease of EUR 2,039 million compared with the end of 2002.



Consolidated statements of cash flows and change in net financial debt of the Telecom Italia Group in the first quarter of 2003 and 2002 and in the year ended 31 December 2002

		1st quarter 2003	1st quarter 2002	Year 2002
		(millions of euros)		
A. NET DEBT AT BEGINNING OF PERIOD		**(18,118)**	**(21,942)**	**(21,942)**
B. CASH FLOWS—OPERATING ACTIVITIES				
Net Income (loss)		745	1,140	297
Depreciation and amortization		1,319	1,421	5,877
(Gains) losses on sales of intangibles, fixed assets and long-term investments		(33)	(620)	(2,210)
Writedowns of intangibles, fixed assets and long-term investments		36	13	4,384
Change in working capital (*)		523	(752)	896
Net change in reserve for employee termination indemnities		11	15	(45)
Foreign exchange gains (losses) and other changes		224	241	691
		2,825	**1,458**	**9,890**
C. CASH FLOWS—INVESTING ACTIVITIES				
Long-term investments:		(860)	(1,227)	(6,919)
intangible assets:				
goodwill		*(21)*	*(10)*	*(369)*
other investments		*(239)*	*(212)*	*(1,584)*
fixed assets		*(458)*	*(600)*	*(3,258)*
long-term investments		*(142)*	*(405)*	*(1,708)*
Proceeds from the sale, or redemption value, of intangibles, fixed assets and long-term investments		92	1,076	5,698
		(768)	**(151)**	**(1,221)**
D. CASH FLOWS—FINANCING ACTIVITIES				
Capital contributions		—	31	58
Capital grants		—	3	42
		—	**34**	**100**
E. DISTRIBUTION OF PROFITS/RESERVES		**(18)**	**(17)**	**(4,945)**
F. CHANGE IN NET FINANCIAL DEBT	**(B+C+D+E)**	**2,039**	**1,324**	**3,824**
G. NET DEBT AT END OF PERIOD	**(A+F)**	**(16,079)**	**(20,618)**	**(18,118)**

(*) The difference with respect to the reclassified balance sheets is due to the movements in capital grants and the use of the reserves for risks and charges.

Financial management

Financial net debt amounted to EUR 16,079 million at the end of the first quarter of 2003, a decrease of EUR 2,039 million compared with the end of 2002. The change in net debt can be broken down as follows:

	1st quarter 2003	1st quarter 2002	Year 2002
	(millions of euros)		
Increases (decreases) in medium/long-term debt	(129)	2,751	(1,065)
Increases (decreases) in short-term borrowings	(1,910)	(4,075)	(2,759)
Total	(2,039)	(1,324)	(3,824)

The reduction in net financial debt in the first quarter of 2003 benefited not only from the free cash flow from operations of EUR 2,413 million but also from the receipt of the first two instalments of the consideration for the sale of Telekom Srbija (EUR 60 million).

It should also be noted that securitizations brought an improvement of EUR 839 million in net financial debt at 31 March 2003, compared with EUR 826 million at 31 December 2002.

The portion of gross debt due beyond one year rose from 75% at 31 December 2002 to 81% at 31 March 2003. If the current portion due next year (EUR 2,273 million) is also considered as medium/long-term, the percentage rises to 93% (88% at the end of 2002).

The table below shows the composition of the gross financial debt.

	At 31.03.2003						At 31.12.2002	
	Euro	**%**	**Non-euro**	**%**	**Total**	**%**	**Total**	**%**
	(millions of euros)							
Medium/long-term debt	13,607	83	1,282	63	14,889	81	15,018	75
Short-term borrowings	2,852	17	747	37	3,599	19	5,089	25
Total	**16,459**	**100**	**2,029**	**100**	**18,488**	**100**	**20,107**	**100**

* * *

General indications regarding Telecom Italia's activity subsequent to the close of the 2002 financial year and events that occurred prior to 5 May 2003 that could materially affect the profits and losses, assets and liabilities and financial position of the company can be derived from the above-mentioned quarterly report, the Merger Information Document and the other documents made available to the public at the places specified in Section O.

On 24 May 2003 the meeting of Telecom Italia's shareholders approved—*inter alia*—the merger of Telecom Italia into Olivetti.

On 11 June 2003 the Telecom Italia Group concluded a contract with the consortium comprising BC Partners, CVC Capital Partners, Permira and Investitori Associati for the sale of about 61.5% of the capital of New SEAT (after exercise of put/call options with JPMorgan, concluded on the occasion of the Seat/Tin.it merger and subsequently renegotiated as explained in Telecom Italia's annual reports from 2000 onwards, exercised by Telecom Italia for a notional amount of 710,777,200 shares, corresponding to about 6.2% of the capital, with an estimated outlay of about EUR 2.3 billion), the company that will operate the Directories, Directory Assistance and Business Information businesses once the demerger of Seat Pagine Gialle is completed. The price agreed is EUR 0.598 per share, based on a valuation of the overall enterprise value of New SEAT equal to about EUR 5.65 billion. The value of the equity interest in question is thus about EUR 3,032,923,166. Taking into account New SEAT's debt upon completion of the demerger, estimated at about EUR 708 million, the transaction will enable the Telecom Italia Group to reduce its consolidated net debt by about EUR 3.74 billion, in line with the objective set. The completion of the sale is subject to the effectiveness of the Seat Pagine Gialle demerger, the listing of the shares of New SEAT, scheduled for early August 2003, and the granting of all the required authorizations by the competent antitrust authorities.

In 2003 the operational profitability of the Telecom Italia Group is expected to hold up and its net financial debt to fall further.

Assuming the Merger takes place, it is expected that:

(i) consolidated net financial debt will consist of the debt of the Olivetti Group, which already includes that of Telecom Italia. At the end of 2003, on the basis of current forecasts, there will be an increase in this debt related to the transactions linked to the Merger (withdrawals by Olivetti shareholders and this Offer together with the concurrent Savings Offer), which will be partly offset by the cash flows generated both by operations and by disposals of non-core businesses (since the loan of EUR 9 billion was taken out to pay for withdrawals and the Offer consideration together with the concurrent Savings Offer consideration and, given the number of actual withdrawals, the forecast increase in consolidated net financial debt at the end of 2003 will depend on the results of the Offer and the concurrent Savings Offer).

(ii) the operating profit of the Group before amortization of the difference arising on consolidation will hold up in 2003.

It is also expected that the net result for 2003 of the company resulting from the Merger will be positive. This will permit a dividend policy whereby Telecom Italia's present shareholders will receive a total dividend at least in line with what they receive today.

Forecasts of the composition of major shareholders and of the control structure of the company resulting from the Merger

The shareholder composition of the company resulting from the Merger when this is completed will depend on a series of variables and, in particular, the number of "Olivetti 1.5% 2001-2004 convertible bonds with repayment premium" and "Olivetti 1.5% 2001-2010 convertible bonds with repayment premium" that are converted, the number of "Warrants for Olivetti ex Tecnost ordinary shares 1999-2004" warrants that are exercised, the number of Olivetti stock options that are exercised, and the number of acceptances of the Offer and the concurrent Savings Offer.

The following table summarizes the foreseeable shareholder composition of the company resulting from the Merger for holdings in excess of 2% of the ordinary share capital assuming different take-ups of the Offer and the concurrent Savings Offer, with no conversions of the above-mentioned bonds or exercise of the warrants (apart from those deriving from requests received by 15 June 2003) and no exercise of stock options. The table is based exclusively on information in the Olivetti shareholders' register or disclosed by shareholders pursuant to Article 120 of the Consolidated Law.

Shareholders	**% of the ordinary share capital held in the case of no acceptances of the Offer for ordinary shares**	**% of the ordinary share capital held in the case of maximum acceptances of the Offer for ordinary shares**
Olimpia S.p.A.	9.94%	13.27%
Caisse des Depots et Consignations (interest held through CDC Ixis Capital Market)	1.89%	2.53%

At all events, it is foreseeable that no single shareholder will have control of the Company Resulting from the Merger, which will be fully contestable.

Effects of the merger on shareholders' agreements falling within the scope of Article 122 of the Consolidated Law involving the shares of the companies participating in the merger

On 22 September 2001 notices were published in the Italian press with extracts from the following shareholders' agreements:

—between Pirelli S.p.A. and Edizione Holding S.p.A.—Edizione Finance International S.A., concluded on 7 August 2001 and subsequently amended;

—between Pirelli S.p.A., Unicredito Italiano S.p.A. and IntesaBCI S.p.A., concluded on 14 September 2001 and subsequently amended.

On 1 March 2003 the content of the preliminary agreement concluded on 21 February 2003 between Pirelli S.p.A., Edizioni Finance International S.A. / Edizioni Holding S.p.A., Banca Intesa S.p.A., Unicredito Italiano S.p.A., Olimpia S.p.A. and Hopa S.p.A. was also published. One of the purposes of the agreement was to allow Hopa S.p.A. to become a shareholder of Olimpia S.p.A.

Extracts of the above-mentioned shareholders' agreements are attached to this Offer Document (Annex I).

The parties to the shareholders' agreements falling within the scope of Article 122 of the Consolidated Law that concern the companies participating in the Merger have not sent any notification concerning the possible effects of the operation on such agreements.

b.3 Intermediaries

SPAFID is the broker appointed to coordinate the collection of the acceptances of the Offer (the "**Collection Coordinator**").

BANCA AKROS S.p.A.; BANCA ALETTI & C. S.p.A.–Gruppo Banco Popolare di Verona e Novara; BANCA INTESA S.p.A.; BANCA LEONARDO S.p.A.; BANCA NAZIONALE DEL LAVORO S.p.A.; BNP Paribas Securities Services–Milan branch; CITIBANK N.A.; EUROMOBILIARE S.I.M. S.p.A.; MCC S.p.A.–Capitalia Gruppo Bancario; MEDIOBANCA–Banca di Credito Finanziario S.p.A.; Mps Finance Banca Mobiliare S.p.A.; RASFIN SIM S.p.A.; SANPAOLO IMI S.p.A. and UniCredit Banca Mobiliare S.p.A. are the intermediaries appointed to collect the acceptances of the Offer (the "**Appointed Intermediaries**").

Copies of the documents specified in Section O may be examined at the registered office of the Collection Coordinator.

The Exchange Agent for the collection of acceptances of the offer for ADSs representing ordinary shares is JPMorgan Chase Bank (the "**Exchange Agent**"), which will perform the tasks specified in Appendix I.

The U.S. Information Agent is Georgeson Shareholder Communication Inc., 17 State Street, New York, NY 10004 (the "**Information Agent**"), which has been charged with providing the American public with information on the Offer in the United States. Copies of this Offer Document and the related U.S. Ordinary Letter of Transmittal and ADS Letter of Transmittal are available at the office of the Information Agent.

C. CLASSES AND QUANTITIES OF SUBJECT FINANCIAL INSTRUMENTS AND ACCEPTANCE PROCEDURE

c.1 Classes and quantities of subject shares

The subject of the Offer is 908,873,776 Telecom Italia ordinary shares (including ordinary shares represented by ADSs).

The number of subject shares has been established on the basis of the total amount allocated to the Offer and the concurrent Savings Offer, equal to EUR 8,989,059,475 (the "**Maximum Total Amount**"), obtained by subtracting the sum used to reimburse the Olivetti shareholders who exercised their right of withdrawal under Article 2437 of the Civil Code, equal to EUR 10,940,525, from the total financing of EUR 9,000,000,000 described in subsection f.3.

Of the Maximum Total Amount EUR 7,280,078,945.76 is for the purchase of Telecom Italia ordinary shares and EUR 1,708,980,520.68 for the purchase of Telecom Italia savings shares, so that the subject ordinary and savings shares are the same percentage, equal to about 17.3%, of the total number of shares of their respective classes.

Nevertheless, if the acceptances of the Offer or the concurrent Savings Offer fall short of the maximum quantity for one class of shares but exceed it for the other class, the amount not used to buy shares of the first class will be used to buy shares of the second class, and the maximum quantity of shares of the latter class will increase until all the Maximum Total Amount has been used, so as to ensure, by means of this "communicating vessels" mechanism, that the largest number of shareholders wishing to accept the Offer and the concurrent Savings Offer can be satisfied.

Where, even after the application of the above-mentioned communicating-vessels mechanism, the total number of acceptances received exceeds the Maximum Total Amount, the Offeror will prorate them in the way described in Section L.

The table below shows some examples of the number of shares Olivetti will purchase for different levels of acceptances of the Offer and the concurrent Savings Offer.

	Number of tendered shares	Number of tendered shares multiplied by the unit price offered (euros)	Maximum amount for purchases recalculated using the "communicating vessels" mechanism (euros)	Proration percentage	Number of shares purchased by Olivetti under the Offer	Percentage of the total number of shares of each class purchased by Olivetti
Ordinary shares(1)	2,365,085,899	18,944,338,050.99	7,280,078,945.76	38.4%	908,873,776	17.3%
Savings shares	1,998,812,525	9,634,276,370.50	1,708,980,520.68	17.7%	354,560,274	17.3%
Ordinary shares(1)	2,365,085,899	18,944,338,050.99	8,989,059,472.47	47.4%	1,122,229,647	21.3%
Savings shares	—	—	—	—	—	—
Ordinary shares(1)	—	—	—	—	—	—
Savings shares	1,998,812,525	9,634,276,370.50	8,989,059,472.36	93.3%	1,864,950,098	90.8%

(1) The Offer extends to the ADSs representing ordinary shares; accordingly, the acceptances for ordinary shares represented by ADSs will be counted in determining the level of acceptances and the proration percentage.

c.2 Percentage of the share capital

The subject securities represent respectively about 17.3% of the Telecom Italia ordinary shares. Taken together, the ordinary and savings shares that are the subject of the Offer and the concurrent Savings Offer represent about 17.3% of the Issuer's share capital.



As shown in the example given in subsection c.1, if the mechanism of "communicating vessels" between the two classes of shares is applied, the above percentages will change. The percentages of ordinary and savings shares actually purchased will be announced to the market in a press release and in a notice published in accordance with Article 41.3 of the Consob Regulation, as explained in more detail in subsection c.5.

c.3 Authorizations

The Offer is not subject to prior authorization on the part of any administrative or judicial authority. On 22 May 2003 Telecom Italia informed the Minister for Communications of the proposed Merger. Following the transaction, the company resulting from the Merger will be entered in the Register of Communications Operators and all the notifications provided for by current legislation in order to update the data on the ownership structure of the company and its subsidiaries in licences and authorizations and the records of the above-mentioned Register.

Following the meeting of its board of directors on 11 March 2003, Telecom Italia requested the Minister for the Economy and Finance to decide whether he intended to exercise the special powers provided for in the company's bylaws, including the right to veto the adoption of merger resolutions and amendments to the bylaws that would suppress or alter the clauses providing for the special powers. The Minister for the Economy and Finance informed Telecom Italia that he was of the view that the conditions did not exist for the exercise of the power of veto with respect to the adoption by Telecom Italia's shareholders' meeting of the merger resolution, but indicated that he considered it necessary to maintain some of the special powers currently provided for in Telecom Italia's bylaws in the bylaws of the company resulting from the Merger and established the content of such powers in an ad hoc measure issued, in agreement with the Minister for Productive Activities, on 22 May 2003. The powers in question will be provided for in Article 22 of the bylaws of the Absorbing Company, which will enter into force on the Date of Effectiveness of the Merger. The text of Article 22 is attached to the minutes of the Olivetti shareholders' meeting of 26 May 2003, which are available on the company's website.

c.4 Procedure and time limits for accepting the Offer

The Offer may be accepted on all the business days from 08.30 (Italian time) on 23 June 2003 to 17.40 (Italian time) (11:40 (New York time)) on 18 July 2003, inclusive, without prejudice to the right to an extension (the "**Acceptance Period**").

Acceptance of the Offer is irrevocable, except as provided for in Article 44.8 of the Consob Regulation, which establishes that acceptances are revocable following the publication of a competing or an increased offer.

Tendered shares must be free from liens and encumbrances of any kind or nature, whether real, mandatory or personal, freely transferable to the Offeror, and must enjoy regular entitlement to dividends. The shares must be dematerialized in accordance with Legislative Decree 213/1998 and regularly entered in a securities account with a custodian (the "**Custodian**").

The Offer can be accepted for ordinary shares in the form of ADSs (from the United States or third countries) only through the Exchange Agent, who can accept exclusively the ADS Letter of Transmittal. See Appendix I for a complete description of the procedures to be followed by holders of ADSs who wish to accept the Offer.

Acceptance of the Offer by the owners of shares (or a duly authorized representative thereof) must be through: a) delivery of the U.S. Ordinary Letter of Transmittal, duly filled in and signed, to an Appointed Intermediary and b) the contemporaneous deposit of the tendered shares with such Appointed Intermediary.

If the Custodian is not one of the Appointed Intermediaries, the delivery of the U.S. Ordinary Letter of Transmittal to the Appointed Intermediary and the deposit of the corresponding securities therewith may be carried out by the acceptor through a Custodian, provided the delivery and the deposit are made in time for the latter to carry out the acceptance formalities on behalf of the acceptor within the time limit set for the Offer. The Custodian must sign the U.S. Ordinary Letter of Transmittal in its capacity as the acceptor's agent. In such case the shareholder is exclusively responsible for the risk of the Custodian failing to deliver the U.S. Ordinary Letter of Transmittal to the Appointed Intermediary or deposit the shares therewith within the time limit set for the Offer.

Acceptances by minors or persons entrusted to guardians signed, in accordance with the applicable provisions of law, by the person with parental responsibility or the guardian that are not accompanied by the authorization of the competent judge will be accepted conditionally and counted for the purpose of determining the percentage of acceptances of the Offer only if such authorization is received by the Appointed Intermediary before the end of the Acceptance Period. In such cases the shareholder is exclusively responsible for the risk of the Custodian failing to deliver the U.S. Ordinary Letter of Transmittal to the Appointed Intermediary or deposit the shares therewith within the time limit set for the Offer.

A shareholder intending to accept the Offer for shares purchased on the stock exchange before the end of the Acceptance Period must, if at the date of the acceptance such shares have not yet been recorded in his or her securities account with a Custodian, attach the notice from the broker that made the purchase to the U.S. Ordinary Letter of Transmittal and instruct the same, at the time of settlement, to deposit the shares in question with the Appointed Intermediary. A person who becomes a shareholder through the early exercise of an option with deferred settlement and who is thus unable to deposit the tendered shares together with the U.S. Ordinary Letter of Transmittal, may accept the Offer by attaching to the U.S. Ordinary Letter of Transmittal the notice from the broker that carried out the transaction, as proof of ownership of the shares. In such cases the shareholder is exclusively responsible for the risk of omissions or delays on the part of the broker that carried out the transaction.

When shareholders accept the Offer and deposit the shares, they must give the Appointed Intermediary and the Custodian a mandate to perform all the formalities necessary for the transfer of the shares to Olivetti, which will bear the related costs.

In view of the dematerialization of shares under Article 81 of Legislative Decree 58/1998, Article 36 of Legislative Decree 213/1998 and the regulation adopted in Consob Resolution 11768/1998, for the purposes of this section, "deposit" shall also mean appropriate instructions given by each acceptor to the broker holding the shares owned in custody (in a securities account) to transfer the same to one or more escrow accounts opened by the Appointed Intermediary for the purposes of the Offer.

The intermediary appointed to collect acceptances for ADSs representing ordinary shares is JPMorgan Chase Bank, in its capacity as Exchange Agent. To accept the Offer for ADSs, holders thereof must deliver the ADS Letter of Transmittal to the Exchange Agent (as defined in subsection c.6), which is available from the Information Agent, and contemporaneously deposit the ADSs with the Exchange Agent.

c.5 Disclosures concerning the Offer

Every day during the Acceptance Period the Collection Coordinator will inform Borsa Italiana pursuant to Article 41.2c) of the Consob Regulation of (i) the quantity of shares tendered through the Appointed Intermediaries and (ii) the figures for the ordinary shares represented by ADSs tendered through the Exchange Agent (with reference to the previous day). Not later than the following day Borsa Italiana will announce the figures in a stock exchange notice.

The final results of the Offer and the concurrent Savings Offer will be announced by Olivetti pursuant to Article 41.4 of the Consob Regulation in a notice published in the newspapers specified in Section M not later than the fifth business day following the close of the Acceptance Period. On the day the notice is published Olivetti will acquire ownership of the shares purchased through the Offer and the concurrent Savings Offer. The final results will also be communicated to the market as soon as they become available by means of a press release that will be sent to Consob, Borsa Italiana and two press agencies.

The Payment Day, which will be not later than the fifth business day following the Date of Effectiveness, will also be announced by Olivetti in a notice published in the newspapers specified in Section M not later than the business day following the Date of Effectiveness.

In addition, if the Date of Effectiveness does not fall within the period ending 31 December 2003, not later than 3 January 2004 Olivetti will publish a notice in the newspapers specified in Section M announcing the fulfilment of the Termination Condition or its waiver of same (subject to the consent of the Agent Bank, as indicated in subsection c.7). The same information will also be communicated to the market as soon as it becomes available by means of a press release that will be sent to Consob, Borsa Italiana and two press agencies.

If Olivetti exercises its right to alter the terms of the Offer under Article 43 of the Consob Regulation, it will inform Consob and the market in the manner provided for in Article 37 of the Consob Regulation and announce the changes in the same way as it announced the Offer.

c.6 The U.S. market and other foreign markets

This Offer is directed without any distinction and on the same terms to all holders of ordinary shares, but is not being made in any country outside Italy in which the making of the Offer requires the authorization of the relevant local authorities or violates local rules and regulations. Equally, acceptances coming from countries in which such acceptances violate local rules and regulations will not be considered valid and effective.

Olivetti intends to rely upon an exemption from the registration requirements under the Securities Act with respect to the ordinary shares of the Absorbing Company that will be assigned in exchange to the former ordinary shareholders of Telecom Italia as part of the Merger. The availability of the exemption is subject to a series of conditions, including the requirement that ordinary shareholders in the United States receive equal treatment with respect to ordinary shareholders in Italy. In compliance with this equal treatment requirement, the Offer for Telecom Italia ordinary shares and for ADSs representing Telecom Italia ordinary shares is being made in the United States. The Offer in the United States will benefit from a specific exemption from the tender offer rules available under the Securities Exchange Act and will be made on the same terms and conditions as the Offer for ordinary shares in Italy. The Offer in the United States will not be subject to prior authorization by the U.S. Securities and Exchange Commission.

The Offer is being made in the United States by means of the U.S. Offer Documents.

In order to accept the Offer, U.S. Persons (as such term is defined in Regulation S under the Securities Act) must use the U.S. Ordinary Letter of Transmittal or the ADS Letter of Transmittal, as applicable.

Holders of ADSs representing ordinary shares (whether or not they are U.S. Persons) must tender their ADSs in accordance with the ADS procedures set forth in Appendix I and use the ADS Letter of Transmittal.

Holders of ADSs representing ordinary shares who have any questions or requests for assistance in completing the forms included in the ADS Letter of Transmittal, or requests for additional copies of the U.S. Offer Documents, may direct their questions or requests to the Information Agent (Georgeson Shareholder Communication Inc.) or the Exchange Agent (JPMorgan Chase Bank).

In contrast with the provisions applicable to the ordinary shares, the exemption from the registration requirements under the Securities Act for the savings shares to be assigned in exchange to the savings shareholders of Telecom Italia as part of the Merger does not necessarily imply that a public tender offer has to be made for savings shares in the United States. The Savings Offer is not being and will not be made, directly or indirectly, in or into the United States and may not be accepted directly or indirectly, in or from the United States through the facility of a national securities exchange of the United States or by use of the mails of, or by any other means or instrumentality of interstate or foreign communication or commerce of the United States (including, but not limited to, facsimile transmission, telex, e-mail, telephone, the Internet or any other electronic mechanism or medium).

With the exception of the U.S. Offer Documents, no other offer document, nor any accompanying letter of transmittal nor any other document related to the Offer is being mailed or may be mailed or otherwise forwarded, distributed or sent in, into or from the United States, including to holders of ordinary shares or savings shares (including ordinary shares or savings shares represented by ADSs) with registered addresses in the United States or to persons whom Olivetti or its agent knows to be trustees, nominees or custodians holding ordinary shares or savings shares (including ordinary shares or savings shares represented by ADSs) for such persons. Persons receiving such documents (including, but not limited to, custodians, nominees and trustees) must not distribute, send or transmit any of them in, into or from the United States through the facility of a national securities exchange of the United States or by use of the mails of, or by any other means or instrumentality of interstate or foreign communication or commerce of the United States (including, but not limited to, facsimile transmission, telex, e-mail, telephone, the Internet or any other electronic mechanism or medium). Doing so may render invalid any purported acceptance of the Offer pursuant to such documents.

Envelopes containing any letter of transmittal other than the U.S. Ordinary Letter of Transmittal should not be postmarked in the United States or otherwise dispatched from the United States and all holders using any such letter of transmittal must provide addresses outside the United States for the remittance of cash, or the return of certificates for ordinary shares or savings shares and any other document(s).

The Savings Offer is not being made to U.S. Persons. No offer is being made to acquire ADSs which represent Savings Shares.

The Offer extends to the ADSs representing ordinary shares; accordingly, the acceptances for ordinary shares represented by ADSs will be counted in determining the level of acceptances and the proration percentage.

c.7 Conditions for the effectiveness of the Offer

The effectiveness of the Offer, or more exactly the transfer of the ownership of the shares tendered and purchased by Olivetti at the end of the proration procedure, if any, will terminate if the Date of Effectiveness of the Merger does not fall within the period ending 31 December 2003, without prejudice to Olivetti's right to waive such Termination Condition, subject to the consent of the Agent Bank in accordance with the instructions of the Financing Banks.

If the Date of Effectiveness does not fall within the period ending 31 December 2003, not later than 3 January 2004 Olivetti will publish a notice in the newspapers specified in Section M announcing the fulfilment of the Termination Condition or its waiver of same (subject to the consent of the Agent Bank, as indicated in the previous paragraph). The same information will also be communicated to the market as soon as it becomes available by means of a press release that will be sent to Consob, Borsa Italiana and two press agencies.

Accordingly, without prejudice to the intention of Olivetti and Telecom Italia to complete the Merger as soon as possible and, specifically, in the first half of August 2003, in the event that the Termination Condition is fulfilled (and Olivetti does not waive the same with the consent of the Agent Bank, as indicated above), the shares tendered under the Offer and purchased by Olivetti will be returned to the respective acceptors through the Custodians by 2 January 2004.

The effectiveness of the Merger is subject to the adoption by Borsa Italiana of the decision to admit the savings shares that the Absorbing Company will issue for the purpose of the exchange of the Telecom Italia savings shares to trading on MTA.

The effectiveness of the Offer is not subject to any minimum number of acceptances. Accordingly, as specified in subsection c.1, valid acceptances complying with the terms of the Offer will be accepted up to the maximum amount specified therein.

c.8 Transfer of the shares purchased by means of the Offer

The ownership of the shares tendered under the Offer and purchased by Olivetti will be transferred to the latter on the Purchase Day, which will coincide with the day the results of the Offer are published and be within five business days of the close of the Acceptance Period.

As specified in subsection f.1, except in the case in which the Termination Condition is fulfilled (and provided always that Olivetti has not waived same, subject to the consent of the Agent Bank, as specified in subsection c.7), the consideration for the shares purchased by Olivetti under the Offer will be paid to acceptors on the Payment Day, which will be within five business days of the Date of Effectiveness and will be announced in a notice published in the newspapers specified in Section M not later than the business day following the Date of Effectiveness.

Between the Purchase Day and the Payment Day (or, where the Termination Condition is fulfilled and Olivetti has not waived same, as indicated in subsection c.7), the day on which the shares are returned to the acceptors) the shares purchased by Olivetti under the Offer will be held in an escrow account in the name of Olivetti with SPAFID and the Offeror will not be authorized to dispose of them. During such period the property and administrative rights attaching to the shares will pertain to the Offeror.

c.9 United States Federal Income Tax Consequences of U.S. Holders of Ordinary Shares and ADSs Participating in the Offer

For a description of certain U.S. federal income tax consequences of participating in the Offer by U.S. holders of ordinary shares or ADSs representing ordinary shares see Appendix II attached to this Offer Document.

D. NUMBER OF TELECOM ITALIA FINANCIAL INSTRUMENTS HELD BY OLIVETTI, INCLUDING THOSE HELD BY TRUSTEES, NOMINEES AND SUBSIDIARIES

d.1 Number and classes of Telecom Italia shares held directly or indirectly by Olivetti

Olivetti owns 2,891,656,682 Telecom Italia ordinary shares, corresponding to 54.944% of Telecom Italia's ordinary share capital and to 39.525% of its total share capital. Olivetti does not hold and may not exercise the voting rights of any Telecom Italia ordinary shares other than those specified above.

In addition, Telecom Italia holds 6,195,500 treasury shares. The interest held directly by Olivetti accordingly amounts to 55.009% of Telecom Italia's ordinary share capital net of treasury shares. Lastly, Telecom Italia holds 54,309,500 treasury savings shares, corresponding to 2.645% of the savings share capital.

Olivetti does not hold any other financial instruments issued by Telecom Italia.

d.2 Repo, usufruct and pledge transactions involving Telecom Italia shares concluded directly or indirectly by Olivetti

Olivetti has not concluded any repo, usufruct or pledge contracts or entered into any other commitments involving Telecom Italia shares.

E. PRICE PER SHARE AND THE JUSTIFICATION THEREOF

e.1 Indication of the price per share and its justification

The price per share offered by Olivetti (the "**Unit Price**")—calculated by adding a premium of 20% to the weighted average of the official stock exchange prices in the period from 12 March 2003 to 26 May 2003 (date on which Olivetti's extraordinary shareholders' meeting approved the merger plan) inclusive—is equal to EUR 8.010 for each Telecom Italia ordinary share. The price per ADS, representing 10 Telecom Italia ordinary shares, will be the dollar equivalent of EUR 80.10.

e.2 Comparison between the Unit Price and Telecom Italia indicators for the last two years

The following table shows some income statement and balance sheet indicators of the Telecom Italia Group for the years ended 31 December 2001 and 31 December 2002.

	2002	2001
	Amounts in euros	
Total dividend approved by Telecom Italia:		
—per ordinary share	0.3125	0.3125
—per savings share	0.3235	0.3237
Consolidated net income (loss) on ordinary operations after minority interest (1):		
—per ordinary share	0.1709	0.0602
—per savings share	0.1819	0.0712
Consolidated net income (loss) after minority interest:		
—per ordinary share	(0.0474)	(0.2858)
—per savings share	(0.0364)	(0.2748)
Consolidated cash flow per share (2)	0.8498	0.6312
Consolidated shareholders' equity after minority interest, per share (3)	1.2455	1.8486
Number of shares considered:		
Ordinary	5,257,628,131	5,261,533,481
net of treasury shares	*5,280,500*	—
Savings	2,007,475,025	2,053,122,025
net of treasury shares	*45,647,000*	—

(1) Consolidated net income (loss) on ordinary operations after minority interest, per share, calculated on the basis of the result for operations after minority interest net of the related taxes (determined using the tax rate applicable in each year) and the number of ordinary and savings shares outstanding at the end of the year. In making the calculation, account was taken of the bylaw requiring the dividend per share for savings shares to be higher than that for ordinary shares by 2% of the share's par value (EUR 0.0110).

(2) Consolidated net income (loss) before minority interest plus depreciation and amortization.

(3) Net of "Receivables from shareholders for capital contributions", equal to EUR 4 million in 2002 and EUR 1 million in 2001.

The consideration offered by Olivetti corresponds to a valuation of Telecom Italia at multiples which are in line with or higher than the average multiples for comparable European companies, as can be seen from the table below.

	Firm value/ EBITDA		Equity value/ Cash earnings [1]	
	2001	2002	2001	2002
Telecom Italia (at the Offer prices)	6.4 x	6.3 x	5.3 x	5.0 x
BT Group	4.6 x	4.6 x	4.3 x	2.6 x
France Télécom	8.4 x	6.9 x	4.0 x	5.2 x
Deutsche Telekom	7.7 x	7.1 x	4.6 x	5.1 x
Telefónica	5.9 x	6.4 x	5.0 x	3.4 x
European operators (2)	6.6 x	6.3 x	4.4 x	4.1 x

(1) Net income after minority interest plus depreciation and amortization, plus/minus extraordinary items (in the case of Telecom Italia, includes value adjustments of financial assets and deferred taxes).

(2) Average calculated with reference to the following sample: BT Group, France Télécom, Deutsche Telekom and Telefónica.

Source: Datastream prices; annual and interim accounts.

The multiples considered in the table (Firm value / EBITDA and Equity value / Cash earnings) are commonly used in the telecommunications sector. They have been preferred to others, such as Price / Earnings, Price / Cash flow and Price / Book value. Applying the latter would have led to results of little significance, since for some of the companies in the sample the multiples would have been negative and they would in any case have been distributed over an excessively broad range.

e.3 Weighted averages of stock exchange prices

The following table shows, for each of the twelve months preceding the Offer, the monthly volume-weighted averages of the official prices on MTA of the ordinary shares.

Month	Ordinary shares
June 2002	7.836
July 2002	7.808
August 2002	7.984
September 2002	7.565
October 2002	7.496
November 2002	8.009
December 2002	7.543
January 2003	7.189
February 2003	6.719
March 2003	6.010
April 2003	7.034
May 2003	7.488

Source: Bloomberg.

The weighted average of the official prices on MTA of the Telecom Italia shares in the first 15 days of June was EUR 7.753 per ordinary share (source: Bloomberg).

e.4 Values assigned to the Telecom Italia shares on the occasion of financial transactions carried out in the last two financial years

The criteria adopted to value the Telecom Italia shares to establish the exchange ratio for the Merger are set out in detail in the Merger Information Document, which is available to the public at the places specified in Section O.

In order to determine the exchange ratio, the boards of directors of Olivetti and Telecom Italia proceeded in accordance with the best valuation methods and practices, taking into special account the nature of the two companies and the sector to which most of their activities refer.

Since the sole purpose of merger valuations is to determine values that permit significant comparison, the methods used in the context of such valuations and the results obtained may differ from those of valuations having a different purpose.

In the valuation procedure followed, Olivetti's board of directors was in agreement with both the methods adopted and the conclusions reached by its financial advisor, JPMorgan Chase Bank. Analogously, Telecom Italia's board of directors was in agreement with both the methods adopted and the conclusions reached by its financial advisors, Goldman Sachs SIM S.p.A. and Lazard & Co. S.r.l.

More specifically, the board of directors of Olivetti chose the sum-of-the-parts method as the fundamental method for valuing Telecom Italia and the net asset value method (broadly equivalent to the sum-of-the-parts method) as the fundamental method for valuing Olivetti.

As regards Telecom Italia's individual activities, in view of the complexity and extensiveness of the structure of the Telecom Italia Group and the many areas in which it operates, Olivetti's board of directors considered it advisable to value the main assets using principally the discounted cash flow method, while the remaining assets, which are of limited importance for the overall valuation, were valued on the basis of stock market prices, for companies listed on regulated markets, and/or market multiples, with reference made for testing and control purposes to balance sheet values and the values published in analysts' research reports on such assets, where available.

The table below summarizes the range of the estimated values of the shares of the companies participating in the Merger exchange ratio identified by Olivetti's board of directors for the purpose of determining the exchange ratio.

	Minimum	Mean	Maximum
Telecom Italia ordinary share (euros)	8.1	8.6	9.1
Telecom Italia savings share (euros)	5.4	5.8	6.1
Olivetti ordinary share (euros)	1.13	1.26	1.39
Olivetti savings share (euros)	0.76	0.84	0.93

The table below summarizes the range of the estimates of the exchange ratio calculated, with the methods and application criteria described, as the ratio of the estimated value of the Telecom Italia ordinary and savings shares to the estimated value of the corresponding Olivetti shares.

	Minimum	Mean	Maximum
Olivetti ordinary share per Telecom Italia ordinary share	6.6	6.9	7.2
Olivetti savings share per Telecom Italia savings share	6.6	6.9	7.2

In order to verify the accuracy of the exchange ratio obtained in the manner described above, Olivetti's board of directors carried out a further check using the stock market prices method. The following table shows the minimum, mean and maximum values of the average exchange ratio (number of Olivetti ordinary shares per Telecom Italia ordinary share) expressed by the stock market in different periods preceding 7 March 2003 (inclusive).

	Minimum	Mean	Maximum
Olivetti ordinary share per Telecom Italia ordinary share	6.7	6.9	7.1

To value Olivetti and Telecom Italia, the board of directors of Telecom Italia chose, with an equal level of significance for the purposes of the valuation procedure, to use relative stock market prices as its principal method and the sum of parts method for control purposes.

In applying the sum-of-the-parts method, in view of the complexity of the corporate structure of the Telecom Italia Group and the many areas in which it operates, the main assets were valued using the discounted cash flow method. The remaining assets and liabilities were valued on a case-by-case basis mainly with reference to their book or market value, in view of their limited importance in the overall valuation of Telecom Italia.

The table below shows the values per share obtained by the board of directors of Telecom Italia using the sum-of-the-parts method.

	Value
Telecom Italia ordinary share (euros)	8.8
Olivetti ordinary share (euros)	1.27

The table below shows the exchange ratios deriving from the application of the valuation methods used by the board of directors of Telecom Italia.

Method	Exchange ratio
Stock market prices	
7 March 2003	6.7
Weighted averages:	
—1 month	7.0
—3 months	6.9
—6 months	7.1
—12 months	6.9
Sum of parts (average value)	**6.9**

Under the plan to buy back the company's shares approved by Telecom Italia's ordinary shareholders' meeting on 7 November 2001, by 7 May 2003, the expiration date of the authorization, Telecom Italia had bought back 54,309,500 savings shares at an average price of EUR 5.24 per share (for a total consideration of about EUR 285 million) and 6,195,500 ordinary shares at an average price of EUR 8.00 per share (for a total consideration of about EUR 50 million).

Publicly available information shows that on 9 December 2002 the Italian Ministry for the Economy and Finance sold 182,085,456 Telecom Italia ordinary shares (corresponding to about 3.5% of the ordinary share capital) at a price of EUR 7.50 per share and 13,477,353 savings shares (corresponding to about 0.7% of the savings share capital) at a price of EUR 5.08 per share. The transaction settled on 12 December 2002.

e.5 Values assigned to the Telecom Italia shares in sales and purchases made by Olivetti in the last two financial years

In neither 2002 nor 2003 did Olivetti buy or sell any Telecom Italia ordinary or savings shares, except for a block trade on 16 May 2002 in which Olivetti Finance NV, a wholly-owned subsidiary, sold 41,401,250 Telecom

Italia ordinary shares to its parent company, Olivetti, at a price per share of EUR 8.904 for a total consideration of EUR 368,636,730.

Exclusively in 2002 Olivetti, through its subsidiaries Olivetti International SA and Olivetti Finance NV, concluded put and call options on Telecom Italia ordinary shares on the OTC market involving a total of about 60 million Telecom Italia ordinary shares. With the exception of a call-and-spread option with strike prices EUR 9.20-10.20 serving to hedge the bond issue described below, the average maturity of the options was less than one month.

On 29 July 2002 Olivetti Finance NV issued bonds guaranteed by Olivetti. The bonds mature on 19 March 2004 and are convertible into Telecom Italia ordinary shares at a price of EUR 9.30 per share, with a conversion premium of about 17% with respect to the market value of Telecom Italia ordinary shares on the day the issue was made. The issue closed with a total value of about EUR 350 million, but Olivetti subsequently exercised its right to re-open it, taking the total amount to about EUR 385 million and the number of conversion shares to 41,400,000.



F. DATE AND MANNER OF PAYMENT OF THE CONSIDERATION AND PERFORMANCE GUARANTEES

f.1 Payment Date

Except in the case in which the Termination Condition is fulfilled (and provided always that Olivetti does not waive same, subject to the consent of the Agent Bank in accordance with the instructions of the Financing Banks), payment for the shares acquired by Olivetti under the Offer will be made within five business days of the Date of Effectiveness.

The Payment Date will be announced by Olivetti in a notice published in the newspapers specified in Section M not later than the business day following the Date of Effectiveness.

f.2 Manner of payment

Payment for the shares will be made via the Collection Coordinator to the Appointed Intermediaries, which will transfer the cash to the Custodians for it to be credited on the accounts of those of their customers who accepted the Offer, in accordance with the instructions they gave when they imparted the order to sell.

f.3 Performance guarantees

As described in more detail in subsection g.2, a pool of Italian and foreign banks, with the role of Global Coordinator played by J.P. Morgan plc, a company indirectly controlled by JPMorgan Chase Bank (Olivetti's financial advisor for the Operation) has made a EUR 9,000,000,000 line of credit available to Olivetti. Of the total amount, EUR 10,940,525 will be used to pay the Olivetti shareholders who exercised their right of withdrawal under Article 2437 of the Civil Code and the remaining EUR 8,989,059,475 is earmarked to guarantee the payment of the consideration due to the acceptors of the Offer and the concurrent Savings Offer.

In order to guarantee performance of the obligation to pay the consideration in the manner and within the time limits established in this Offer Document, the Financing Banks (as specified in subsection g.2), each for its share of the loan, have received and accepted irrevocable instructions from Olivetti to disburse to SPAFID on the Payment Day the amount needed to pay the consideration for the shares tendered under the Offer and the concurrent Savings Offer and purchased by the Offeror, up to the amount available of EUR 8,989,059,475. In turn, SPAFID has undertaken to use the such amount exclusively for the purpose of paying, in the name and on behalf of Olivetti, the consideration for the shares tendered under the Offer and the concurrent Savings Offer and purchased by the Offeror.

The effectiveness of the irrevocable instructions accepted by the Financing Banks is subject to the non-fulfilment or waiver (subject to the consent of the Agent Bank, as indicated in subsection c.7) of the Termination Condition.

G. REASONS FOR THE OFFER AND FUTURE PLANS OF THE PURCHASER

g.1 Legal basis of the Offer

The operation described in this Offer Document is a voluntary partial tender offer for ordinary shares of Telecom Italia being made by Olivetti pursuant to the applicable provisions of Chapter II, Title II, Part IV of the Consolidated Law and Chapter I, Title II, Part II of the Consob Regulation.

g.2 Reasons for the Offer and manner of financing it

The Offer together with the concurrent Savings Offer is related to the merger of Telecom Italia into Olivetti approved by the extraordinary shareholders' meetings of the two companies on respectively 24 and 26 May 2003.

The Offer, in addition to having an investment rationale for the Offeror, is also intended to provide a way for Telecom Italia ordinary shareholders who do not wish to keep their holding in the Absorbing Company to liquidate at least part of it, in a similar way to the possibility for Olivetti shareholders to exercise their *de jure* right of withdrawal in accordance with Article 2437 of the Civil Code.

On 24 April 2003 Olivetti concluded a contract, governed by English law, for a loan of up to a maximum of EUR 9,000,000,000 with a pool of Italian and foreign banks (the "**Financing Banks**"), with the role of Global Coordinator being played by J.P. Morgan plc and that of agent bank by J.P. Morgan Europe Limited (the "**Agent Bank**"). The loan will be disbursed in three tranches with maturities of respectively 12, 18 and 24 months (the maturities of the first two tranches can be extended by 6 months and that of the third tranche by 12 months). The loan will be used by Olivetti to pay the Olivetti shareholders who exercised their right of withdrawal under Article 2437 of the Civil Code and, for the part remaining, equal to EUR 8,989,059,475, to finance the Offer and the concurrent Savings Offer. The loan is not backed by a pledge or any other form of real security.

g.3 The Offeror's plans for the Issuer

The Offer is related to the merger of Telecom Italia into Olivetti approved by the extraordinary shareholders' meetings of the two companies on respectively 24 and 26 May 2003. Once completed, the Merger will result in the assignment to the holders of Telecom Italia ordinary and savings shares of respectively ordinary and savings shares newly issued by the Absorbing Company on the basis of assignment ratios corresponding to the exchange ratio fixed at 7 Olivetti ordinary (savings) shares with a par value of EUR 1 each for every Telecom Italia ordinary (savings) share with a par value of EUR 0.55 each, without a cash consideration.

The effectiveness of the Merger is subject to the admission to trading on MTA of the savings shares of the Absorbing Company that will be issued and assigned to the holders of Telecom Italia savings shares for the purpose of the exchange. At the end of the Merger the ordinary shares of the Absorbing Company will continue to be listed on MTA. Application will be made to the New York Stock Exchange for the listing of the ordinary and savings shares of the Absorbing Company in the form of ADSs from the date the merger becomes effective, thus maintaining the existing situation with regard to Telecom Italia's ordinary and savings shares. The Merger will not affect the listing of Olivetti's ordinary shares on the Frankfurt Stock Exchange; application will not be made to list the savings shares of the Absorbing Company on that exchange.

As regards operations, the objectives of the Absorbing Company basically coincide with those of Telecom Italia approved by its board of directors on 13 February 2003. In turn, these confirm the guidelines and objectives of Telecom Italia's business plan for 2002-2004. Following the Merger the company resulting from the Merger will continue to implement the strategies pursued to date by Olivetti and Telecom Italia, above all with the aim of creating value by putting to good use the Group's assets and distinctive skills and by strengthening the financial structure in order to sustain growth. More details on the operating objectives of the Absorbing Company can be found in the Merger Information Document and the other documents made available to the public at the places specified in Section O.

H. AGREEMENTS BETWEEN THE OFFEROR AND SHAREHOLDERS OR DIRECTORS OF THE ISSUER OF THE SUBJECT SECURITIES

h.1 Agreements between the Offeror and the Issuer or shareholders and/or directors of the Issuer

The Offeror has majority control of the Issuer. Apart from the procedure for the Merger, of which the Offer is a part, there are no agreements between the Offeror and the Issuer or shareholders and/or directors of the Issuer that are material in relation to the Offer.



h.2 Financial and/or commercial transactions in the twelve months preceding the publication of the Offer between the Offeror and the Issuer having material effects on the Issuer's activity

There were no financial or commercial transactions in the twelve months preceding the publication of the Offer between Olivetti and Telecom Italia capable of producing material effects on the latter's activity.

h.3 Agreements between the Offeror and shareholders of the Issuer concerning the exercise of voting rights or the transfer of shares

There are no agreements between Olivetti and shareholders of Telecom Italia concerning the exercise of voting rights or the transfer of subject shares.

h.4 Shareholders' agreements falling within the scope of Article 122 of the Consolidated Law involving shares of the companies participating in the Merger

The shareholders' agreements falling within the scope of Article 122 of the Consolidated Law are indicated in subsection b.2. Extracts of these agreements are attached to this Offer Document (Annex I).

I. COMPENSATION OF THE INTERMEDIARIES

Olivetti will recognize and pay the Appointed Intermediaries, as fees, inclusive of all other compensation of any kind for their services:

a) a fee equal to 0.15% of the value of the shares tendered under the Offer and the concurrent Savings Offer and acquired by Olivetti (and not returned to the acceptors), directly through them or indirectly via the Custodians which delivered such shares to them, with a maximum of EUR 10,000.00 per acceptor;

b) a fixed fee equal to EUR 5.00 for each acceptor of the Offer and the concurrent Savings Offer, to be paid even if the Offer is withdrawn.

The Appointed Intermediaries will pay the Custodians 50% of the fee based on the quantity of shares tendered through them, as specified in subparagrah a), and the entire amount of the fixed fee for the letters of transmittal delivered through them.

As regards the coordination of the collection of the letters of transmittal, Olivetti will pay SPAFID an amount equal to 0.02% of the value of the shares tendered under the Offer and the concurrent Savings Offer and acquired by Olivetti (and not returned to the acceptors), with a minimum of EUR 200,000 and a maximum of EUR 1,800,000.

L. PRORATION

As specified in subsection c.1, the Offer is for up to 908,873,776 Telecom Italia ordinary shares (including ordinary shares represented by ADSs) and the concurrent Savings Offer is for up to 354,560,274 Telecom Italia savings shares. Nevertheless, if the acceptances of the Offer or the concurrent Savings Offer fall short of the maximum quantity for one class of shares but exceed it for the other class, the amount not used to buy shares of the first class will be used to buy shares of the second class, and the maximum quantity of shares of the latter class will be increased until the entire Maximum Total Amount has been used, so as to ensure, by means of this "communicating vessels" mechanism, that the largest number of shareholders wishing to accept the Offer and the concurrent Savings Offer can be satisfied.

If the number of shares tendered of one or both classes exceeds the maximum amount of the Offer and the concurrent Savings Offer, even after the application of the "communicating vessels" mechanism referred to above, Olivetti will prorate the acceptances. The proration percentage will be determined based on the ratio of the maximum amount of shares sought in the Offer, (adjusted, where appropriate, to take account of the application of the "communicating vessels" mechanism) to the total number of shares tendered in the Offer.

Any shares not acquired by Olivetti following proration will be returned to acceptors at no cost to them not later than the fourth business day following the close of the Acceptance Period, in time for the settlement of the stock market transactions to be settled on that day.

The Offer also applies to ADSs representing Telecom Italia ordinary shares; accordingly, the ordinary shares tendered represented by ADSs will be included in the calculation of the total number of shares tendered and the proration percentage(s).

Only whole shares and ADSs will be acquired under the Offer. In the event that proration results in fractional shares or ADSs to be acquired from a shareholder, the number of such shares or ADSs that will be acquired will be rounded down to the nearest whole number.

M. MANNER OF MAKING THE OFFER DOCUMENT AVAILABLE TO THE PUBLIC

This Offer Document is being made available to the public at (i) the registered office of Olivetti (77 via Jervis, Ivrea–Turin); (ii) the registered office of Telecom Italia (2 piazza degli Affari, Milan); (iii) the headquarters of Telecom Italia (41 Corso d'Italia, Rome); (iv) the registered office of Borsa Italiana (6 piazza degli Affari, Milan); (v) the office of the Information Agent (17 State Street, New York, NY 10004); (vi) Olivetti's website (www.olivetti.com); and (vii) Telecom Italia's website (www.telecomitalia.it).

A notice announcing Consob's filing of the Italian offer document and of the delivery of same to the above-mentioned persons (other than the Information Agent) will be published, together with the basic elements of the Offer, in *Il Sole 24 Ore* and the U.S. edition of the *Financial Times*.



N. STATEMENT OF TELECOM ITALIA UNDER ARTICLE 103.3 OF THE CONSOLIDATED LAW AND ARTICLE 39 OF THE CONSOB REGULATION

The following is an excerpt of the mandatory statement of Telecom Italia under Article 103.3 of the Consolidated Law and Article 39 of the Consob Regulation. The following excerpt is substantially in the form of the full statement except that the full statement referred to both the Offer and the concurrent Savings Offer.

Statement of the Board of Directors of Telecom Italia S.p.A. pursuant to and for the purposes of Article 103.3 of Legislative Decree No. 58 of 24 February 1998 (the "Consolidated Law") and Article 39 of the regulation approved by Consob in Resolution No. 11971 of 14 May 1999, as amended (the "Regulation") regarding the voluntary partial tender offer by Olivetti S.p.A. ("Olivetti" or the "Offeror") under Article 102 et seq. of the Consolidated Law for ordinary shares issued by its subsidiary Telecom Italia S.p.A. (the "Offer").

The Board of Directors of Telecom Italia S.p.A. (hereinafter "**Telecom Italia**" or the "**Issuer**" met in Milan at the Issuer's registered office on 16 June 2003. The following were present at the meeting: Marco Tronchetti Provera, Chairman; Gilberto Benetton, Deputy Chairman; Carlo Orazio Buora and Riccardo Ruggiero, Managing Directors; and Umberto Colombo, Francesco Denozza, Luigi Fausti, Guido Ferrarini, Natalino Irti, Pietro Modiano, Massimo Moratti, Carlo Alessandro Puri Negri and Pierfrancesco Saviotti, Directors. The following were absent with a justification: Gianni Mion and Roberto Ulissi, Directors. The meeting was also attended by Ferdinando Superti Furga, Chairman of the Board of Auditors, and Rosalba Casiraghi, Paolo Golia, Salvatore Spiniello and Gianfranco Zanda, members of the Board of Auditors.

The Board of Directors of Telecom Italia—after taking note of: (a) the document sent to Telecom Italia on 5 June 2003 and supplemented on 16 June 2003, in which Olivetti, pursuant to Article 102 of the Consolidated Law and Article 37 of the Regulation, announced that it had filed the offer document for the voluntary partial tender offer (the "**Offer Document**") with Consob and summarized the terms and conditions of the Offer; and (b) a copy of the draft version of the Offer Document sent to Consob provided by Olivetti—examined the terms and conditions and the aims of the Offer.

In order to provide Telecom Italia shareholders and the market with useful information for the purpose of assessing the Offer and a reasoned evaluation of the conditions and aims thereof, Telecom Italia's Board of Directors then approved this statement pursuant to Article 103.3 of the Consolidated Law and Article 39 of the Regulation. Since they are members of the Offeror's Board of Directors, the following took no part in the discussion and subsequent vote: Marco Tronchetti Provera, Chairman, Gilberto Benetton, Deputy Chairman, Carlo Orazio Buora, Managing Director, and Carlo Alessandro Puri Negri, Director. The statement was approved with the favourable vote of all nine directors who voted.

I USEFUL INFORMATION FOR ASSESSING THE OFFER

A KEY TERMS AND CONDITIONS OF THE OFFER

1. Legal basis of the Offer, subject shares and proration

1.1. The Offer is voluntary, partial and irrevocable and is being made pursuant to Article 102 *et seq.* of the Consolidated Law and the provisions of Chapter I, Title II, Part II of the Regulation. The Offer for Telecom Italia ordinary shares and for ADSs representing Telecom Italia ordinary shares is also being made in the United States under an exemption from the rules governing tender offers established by the U.S. Securities Exchange Act of 1934, as amended (the "**Securities Exchange Act of 1934**"). The Offer for Telecom Italia savings shares is not being, and will not be, made, directly or indirectly, in or into the United States and may not be accepted, directly or indirectly, in or from the United States through the facility of a national securities exchange of the United States or by use of the mails or any other means or instrumentality of interstate or foreign communication or commerce of the United States (see subsection c.6 of the Offer Document).

1.2. The Offer is set in the context of the merger of Telecom Italia into Olivetti, announced on 12 March 2003 and approved by the extraordinary shareholders' meetings of the two companies on respectively 24 and 26

48

May 2003 (the "**Merger**"). The subject of the Offer is 908,873,776 Telecom Italia ordinary shares (including such represented by ADSs) and a concurrent offer for 354,560,274 Telecom Italia savings shares (the "**Savings Offer**"). The number of subject shares has been established on the basis of the total amount allocated to the Offer and the concurrent Savings Offer, equal to EUR 8,989,059,475 (the "**Maximum Total Amount**"), obtained by subtracting the sum used to reimburse the Olivetti shareholders who have exercised their right of withdrawal under Article 2437 of the Civil Code, equal to EUR 10,940,525, from the line of credit of EUR 9,000,000,000 that a pool of Italian and foreign banks, with the role of Global Coordinator being played by J.P. Morgan plc, a company indirectly controlled by JPMorgan Chase Bank (Olivetti's financial advisor for the Merger) has made available to Olivetti (the "**Financing**"). The subject shares correspond to respectively 17.3% of the Telecom Italia ordinary shares and 17.3% of the Telecom Italia savings shares (see Section C of the Offer Document).

1.3. If the acceptances of the Offer or the concurrent Savings Offer fall short of the maximum quantity for one class of shares (either ordinary or savings) but exceed it for the other class, the amount not used to buy shares of the first class will be used to buy shares of the second class, and the maximum quantity of shares of the latter class will increase until all the Maximum Total Amount has been used, so as to ensure, by means of this "communicating vessels" mechanism, that the largest number of shareholders wishing to accept the Offer and the concurrent Savings Offer can be satisfied. Where, even after the application of the above-mentioned communicating-vessels mechanism, the total number of acceptances received exceeds the Maximum Total Amount, the Offeror will prorate them for one or both classes (see Section L of the Offer Document).

2. Offer price and payment date

2.1. The price offered by Olivetti (the "**Unit Price**") is equal to EUR 8.010 for each Telecom Italia ordinary share. The price per ADS, representing 10 Telecom Italia ordinary shares, is therefore equal to EUR 80.10.

The Unit Price has been calculated by adding a premium of 20% to the weighted average of the official stock exchange prices in the period from 12 March 2003 (the first trading day following the meetings of the Boards of Directors that approved the Merger) to 26 May 2003 (the date on which Olivetti's extraordinary shareholders' meeting approved the merger plan) inclusive (see subsection e.1 of the Offer Document).

2.2. Except in the case in which the Termination Condition (as defined hereinafter) is fulfilled (and provided always that the Offeror has not waived same, subject to the consent of the Agent Bank, as defined in subsection g.2 of the Offer Document and as referred to in subsection c.7, in accordance with the instructions of the Financing Banks, as defined in subsection g.2 of the Offer Document), the consideration for the shares purchased by the Offeror by means of the Offer will be paid to acceptors within the fifth business day following the Date of Effectiveness (as defined hereinafter) (the "**Payment Day**"). The Payment Day will be announced in a notice published in the newspapers specified in Section M of the Offer Document not later than the business day following the Date of Effectiveness (as defined in subsection 3.1).

3. Conditions for the effectiveness of the Offer, transfer of ownership of the shares tendered and payment of the consideration

3.1. The effectiveness of the Offer, or more exactly the transfer of the ownership of the shares tendered under the Offer and purchased by Olivetti at the end of the Offer and the proration procedure, if any, will terminate if the Date of Effectiveness of the Merger does not fall within the period ending 31 December 2003 (the "**Termination Condition**"), where the "**Date of Effectiveness**" is taken to mean: (i) the day of the last of the registrations of the merger instrument referred to in Article 2504 of the Civil Code or (ii) the later date, if any, on which the effects of the Merger are to come into force, as established in the merger instrument. The foregoing is without prejudice to the right of the Offeror to waive the Termination Condition (subject to the consent of the Agent Bank) (see subsection c.7 of the Offer Document).



Accordingly, without prejudice to the intention of the Offeror and the Issuer to complete the Merger as soon as possible and, specifically, in the first half of August 2003, in the event that the Date of Effectiveness does not fall within the period ending 31 December 2003, the shares tendered under the Offer and purchased by Olivetti will be returned to the respective acceptors by 2 January 2004, without the recognition of any consideration and without such acceptors being entitled to any sum in compensation or on any other grounds. The shares will be returned via the Custodians (as defined in subsection c.4 of the Offer Document).

The effectiveness of the Offer is not subject to any minimum number of acceptances. Accordingly, as specified in subsection c.1 of the Offer Document, valid acceptances complying with the terms of the Offer will be accepted up to the maximum amount specified therein.

On the other hand the effectiveness of the Merger is subject to the adoption by Borsa Italiana of the decision to admit the savings shares that the Absorbing Company will issue for the purpose of the exchange to trading on MTA.

3.2. The ownership of the shares tendered under the Offer and purchased by Olivetti will be transferred to Olivetti on the day of publication of the notice announcing the results of the Offer (the "**Purchase Day**"), which will be within five business days of the close of the Acceptance Period, following the completion of the proration procedure, if any (see subsection a.2 of the Offer Document).

4. Duration of the Offer and acceptance conditions

The scheduled duration of the Offer is from 23 June to 18 July 2003 (from 08.30 to 17.40 (Italian time) or 11:40 (New York time)), inclusive, without prejudice to the right to an extension. Acceptance of the Offer is irrevocable, except as provided for in Article 44.8 of the Regulation (see subsection c.4 of the Offer Document).

B UPDATE OF THE INFORMATION AVAILABLE TO THE PUBLIC AND COMMUNICATION OF SIGNIFICANT MATTERS PURSUANT TO ARTICLE 39 OF THE REGULATION

1. Ownership of Telecom Italia shares

At the present date Olivetti holds 2,891,656,682 Telecom Italia ordinary shares, equal to 54.944% of Telecom Italia's ordinary share capital and 39.525% of its total share capital. Olivetti does not own other financial instruments issued by Telecom Italia. Telecom Italia holds 6,195,500 treasury ordinary shares and 54,309,500 treasury savings shares.

2. Ownership of shares and stock options by Directors and members of the Board of Auditors of Telecom Italia

The following table shows the shares owned, directly or indirectly, and the stock options owned by members of the Board of Directors of Telecom Italia in the Issuer, in Olivetti and in other subsidiaries of Telecom Italia at the date of this statement.

	Telecom Italia shares	Telecom Italia stock options	Shares of subsidiaries	Shares of the parent company
Riccardo Ruggiero	—	1,250,000 Telecom Italia ord.	—	—
Umberto Colombo	7,061 ord.	—	24,189 Seat ord. 12,396 Tim ord.	14,062 Olivetti
Luigi Fausti	—	—	50,000 Tim ord.	—
Pierfrancesco Saviotti	2,500 ord	—	10,000 Tim ord.	—

The following table shows the shares owned, directly or indirectly, by members of the Board of Auditors of Telecom Italia in the Issuer, in Olivetti and in other subsidiaries of Telecom Italia at the date of this statement.

	Telecom Italia shares	Shares of subsidiaries	Shares of the parent company
Ferdinando Superti Furga	—	6,260 Tim ordinary	—
Salvatore Spiniello	18,000 ordinary	10,000 Tim ordinary	50,000 Olivetti
	68,000 savings	10,000 Tim savings	

3. Shareholder agreements involving Telecom Italia shares

Telecom Italia is aware of the following agreements containing significant stipulations regarding Telecom Italia under Article 122 of Legislative Decree 58/1998:

—an agreement concluded on 30 July 2001 between Pirelli S.p.A., Edizione Holding S.p.A. and Bell S.A. (notice published in *Il Sole 24 Ore* of 9 August 2001 and *Milano Finanza* of 10 August 2001), supplemented by the subsequent agreement between the majority shareholders of Bell S.A., Pirelli S.p.A., Edizione Holding S.p.A. and Olimpia S.p.A. concluded on 19 September 2001 (notice published in *Milano Finanza* of 29 September 2001);

—an agreement concluded on 7 August 2001 between Pirelli S.p.A. and Edizione Holding S.p.A./Edizione Finance International S.A. (notice published in *Il Sole 24 Ore* of 9 August 2001 and *Milano Finanza* of 10 August 2001), amended by the subsequent agreements concluded on 14 September 2001 (notice published in *Il Sole 24 Ore* and *Milano Finanza* of 22 September 2001) and 13 February 2002 (notice published in *Il Sole 24 Ore* and *Milano Finanza* of 21 February 2002);

—an agreement concluded on 14 September 2001 between Pirelli S.p.A., Unicredito Italiano S.p.A. and IntesaBCI S.p.A. (notice published in *Il Sole 24 Ore* and *Milano Finanza* of 22 September 2001), amended by the subsequent agreements concluded on 24 October 2001 between Pirelli S.p.A., Unicredito Italiano S.p.A. and IntesaBCI S.p.A. (notice published in *Il Sole 24 Ore* and *Milano Finanza* of 3 November 2001);

—an agreement concluded on 19 December 2002 between Pirelli S.p.A., Edizione Finance International S.A./Edizione Holding S.p.A., Unicredito Italiano S.p.A., Banca Intesa S.p.A. (formerly IntesaBCI S.p.A.,) Olimpia S.p.A. and Hopa S.p.A. (notice published in *Il Sole 24 Ore* and *Milano Finanza* of 24 December 2002), which was implemented with the subsequent agreement concluded by the same parties on 21 February 2003 (notice published in *Il Sole 24 Ore* and *Milano Finanza* of 1 March 2003).

4. Compensation of Directors

There have been no changes in the compensation of Directors with respect to the situation described in the Report for the year ended 31 December 2002, which was approved by the meeting of Telecom Italia shareholders on 24 May 2003.

II. SIGNIFICANT MATTERS NOT INDICATED IN THE QUARTERLY REPORT AT 31 MARCH 2003

On 5 May 2003 the Board of Directors of Telecom Italia approved the figures for the profits and losses, assets and liabilities and financial position of the company for the first quarter of 2003.

On 24 May and 26 May 2003 the extraordinary shareholders' meetings of respectively Telecom Italia and Olivetti approved, *inter alia*, the Merger.

On 11 June 2003 the Telecom Italia Group concluded a contract with the consortium composed of BC Partners, CVC Capital Partner, Permira and Investitori Associati for the sale of a holding equal to about 61.5% of the share capital of New SEAT (after exercise of put/call options with JPMorgan concluded on the occasion of the Seat/Tin.it merger and subsequently renegotiated as explained in Telecom Italia's annual reports from 2000 onwards, exercised by Telecom Italia for a notional amount of 710,777,200 shares, corresponding to about 6.2% of the capital, with an estimated outlay of about EUR 2.3 billion), the company that will operate the Directories, Directory Assistance and Business Information businesses once the demerger of Seat Pagine Gialle is completed (the "**Beneficiary Company**"). The agreed price is EUR 0.598 per share, on the basis of an overall valuation putting the enterprise value of the Beneficiary Company at around EUR 5.65 billion. The holding involved is therefore worth EUR 3,032,923,166. The sale's conclusion is conditional on the effectiveness of the SEAT Pagine Gialle demerger, the admission to listing of the shares of the Beneficiary Company, which is planned for the beginning of August 2003, and the prescribed approvals by the competent antitrust authorities. Taking account of the Beneficiary Company's estimated debt, at its conclusion the disposal will enable the Telecom Italian Group to reduce its consolidated net debt by around EUR 3.74 billion, in line with the planned objective.

If events that are material for the purposes of Article 39 of the Regulation occur after the date of this statement, a special update will be published.

III. CALLING OF THE TELECOM ITALIA SHAREHOLDERS' MEETING PURSUANT TO ARTICLE 104 OF THE CONSOLIDATED LAW

The Board of Directors of Telecom Italia has not called and does not intend to call a meeting of the shareholders of Telecom Italia pursuant to Article 104 of the Consolidated Law.

IV. CONCLUSIONS OF THE BOARD OF DIRECTORS OF TELECOM ITALIA REGARDING THE OFFER

The Offer is set in the context of the Merger and, in addition to having an investment rationale for the Offeror, is intended to provide a way for Telecom Italia shareholders who do not wish to keep their holding in the company resulting from the Merger to liquidate at least part of it, in a similar way to the possibility Olivetti shareholders have to exercise their *de jure* right of withdrawal in accordance with Article 2437 of the Civil Code.

The Board of Directors agrees with such purpose, considering that the Offer is set in the context of the Merger, as mentioned above.

In relation to the Merger, the Board of Directors feels it incumbent to remind shareholders that the valuations made for the purpose of establishing the exchange ratio are contained in the Information Document drawn up pursuant to Article 70 of the Regulation and published on 14 May 2003.

For the purposes of this statement, the Board of Directors deems—considering also the nature of the Offer—that its assessment of the Offer must be based on the prices expressed by the market.

The Offer prices and the number of subject shares under the Offer and the concurrent Savings Offer are consistent with the criteria for their determination announced on 12 March 2003 and fall within the range of the expected minimum and maximum Offer prices (minimum of EUR 7 per ordinary share and EUR 4.70 per savings share; maximum of EUR 8.4 per ordinary share and EUR 5.65 per savings share).

On 16 June 2003 the Board of Directors of Telecom Italia, considering the information acquired concerning the Offer with the assistance of its financial advisors Lazard and Goldman Sachs, deemed that, under the circumstances, the Offer constitutes a favourable opportunity for the Telecom Italia shareholders to whom it is addressed to cash in part of their investment. In fact, in terms of price, the Offer is characterized by:

—a premium of 20% with respect to the weighted average of the official stock exchange prices of the period from 12 March 2003 (the first trading day following the meetings of the Boards of Directors that approved the Merger) to 26 May 2003 (the date of the approval of the merger plan by Olivetti's extraordinary shareholders' meeting);

—with reference to 7 March 2003, the last trading day prior to the meetings of the Boards of Directors that approved the Merger:

—a premium for the ordinary shares of 39.3% with respect to the official prices of Friday 7 March 2003 and premiums of 26.7% with respect to the weighted average of the official prices of the last month and 17.2% with respect to the weighted average of the official prices of the last three months, with account taken of the dividend to be paid on 23 June 2003;

—with reference to 13 June 2003, the last trading day prior to this meeting of the Board of Directors:

—a premium for the ordinary shares of 3.7% with respect to the official prices of Friday 13 June 2003 and premiums of 7.2% with respect to the weighted average of the official prices of the last month and 16.9% with respect to the weighted average of the official prices of the last three months, with account taken of the dividend to be paid on 23 June 2003;

The Board of Directors of Telecom Italia points out that Telecom Italia shareholders will be able to evaluate the economic advantageousness of tendering in the light of the performance of the price of Telecom Italia shares up to the conclusion of the acceptance period.

Milan, 16 June 2003

O. DOCUMENTS MADE AVAILABLE TO THE PUBLIC AND THE PLACES WHERE THEY CAN BE REVIEWED

The documents specified below are available to the public at: the registered office of the Offeror at 77 via Jervis, Ivrea (Turin); (ii) the registered office of Telecom Italia at 2 piazza degli Affari, Milan; (iii) the headquarters of Telecom Italia at 41 Corso d'Italia, Rome; (iv) the registered office of Borsa Italiana at 6 piazza degli Affari, Milan; and (v) the registered office of the Collection Coordinator, at 6 piazza Paolo Ferrari, Milan.

1) the company and consolidated accounts of Olivetti for the year ended 31 December 2002, accompanied by the report on operations and the reports of the board of auditors and the external auditors;

2) the quarterly report of the Olivetti Group at 31 March 2003;

3) the company and consolidated accounts of Telecom Italia for the year ended 31 December 2002, accompanied by the report on operations and the reports of the board of auditors and the external auditors;

4) the quarterly report of the Telecom Italia Group at 31 March 2003; and

5) the Merger Information Document drawn up under Article 70.4 of the Consob Regulation and related attachments.

The documents referred to in points (1), (2) and (5) are available on the Offeror's website (www.olivetti.com), while those referred to in points (3), (4) and (5) are available on the Issuer's website (www.telecomitalia.it).

Also available at www.olivetti.com are the minutes of the extraordinary shareholders' meeting of 26 May 2003 which approved, among other things, the by-laws of the Absorbing Company with effect from the Date of Effectiveness of the Merger.

DECLARATION OF RESPONSIBILITY

Olivetti S.p.A. is responsible for the completeness and accuracy of the data and information contained in this Offer Document.

The Offeror declares that, to the best of its knowledge, the data contained in the Offer Document correspond to reality and that there are not any omissions that could alter its significance.

OLIVETTI S.p.A.
The Chairman

ANNEX 1

EXTRACTS FROM SHAREHOLDERS' AGREEMENTS

AGREEMENT AMONG PIRELLI S.p.A. AND EDIZIONE HOLDING S.p.A.-EDIZIONE FINANCE INTERNATIONAL S.A.

Whereas:

— on August 7, 2001, PIRELLI S.P.A., with headquarters in Milan, viale Sarca 222, registered with the Company Register of Milan, tax and VAT identification number 00886890151 (hereinafter "**Pirelli**") and EDIZIONE HOLDING S.p.A., with headquarters in Treviso, Calmaggiore 23, registered with the Company Register of Treviso under No. 13945, tax and VAT identification number 00778430264 (hereinafter "**Edizione**") Pirelli and Edizione signed a Shareholders' Agreement concerning, among other things, the discipline of the mutual relationships as shareholders of a vehicle for the purpose of acquiring from BELL S.A. and from other persons 1,552,662,120 Olivetti ordinary shares (the "**Shares**") and 68,409,125 "Olivetti ordinary shares warrants 2001-2002" (the "**Warrants**" and, together with the Shares, the "**Stake**") of Olivetti S.p.A. ("**Olivetti**");

— on August 9, 2001 Edizione and Pirelli (each a "**Party**" and, together, the "**Parties**") have transferred to Olimpia S.p.A. (with headquarters in Milan, Viale Sarca No. 222, hereinafter "**Newco**" or "**Olimpia**") 134,322,250 and 130,980,000 Olivetti ordinary shares, respectively, corresponding to 1.84% and 1.80% of Olivetti's voting share capital;

— on August 9, 2001 Pirelli has transferred to Newco 147,337,880 Olivetti ordinary shares which Pirelli previously purchased, through a controlled company, from BELL S.A. and another party on July 30, 2001 (corresponding to 2.02% of Olivetti's voting share capital);

— with effect starting from August 7, 2001, Edizione Finance International S.A. (controlled by Edizione) has been subrogated in the rights and obligations of Edizione under the agreement, as defined below;

— on September 14, 2001 Pirelli, Edizione and Edizione Finance (the "**Party**" or "**Parties**") amended the agreement, as already made public through an announcement dated September 22, 2001 pursuant to applicable law,

and whereas:

— on February 13, 2002 the Parties have further amended the Agreement as evidenced in boldface under the paragraph "Further Commitments" below, in order to allow the Parties to purchase (and convert) Olivetti bonds convertible into Olivetti ordinary shares (the "**Bonds**"), the content of the agreement is hereby summarized. Currently, Olimpia holds 28.7% of Olivetti's share capital.

1. Content of the Agreement

Purpose and content of the agreement

Among the Parties there is the following agreement (the "**Agreement**") for the discipline of the mutual relationships as shareholders of a vehicle ("**Olimpia**") established for the purpose of acquiring the Stake from BELL S.A. and/or from other persons designated by Olimpia.

Transfer of Olivetti shares to Newco

The Stake will be transferred to Newco.

Newco's share capital

Pirelli will hold 80% of Newco's share capital while Edizione will hold 20%. Pirelli will have the right to sell to one or more persons up to 20% of Newco's share capital, with the previous consent of Edizione.

Meetings of the Shareholders, Board of Directors and Board of Statutory Auditors of Newco

The By-laws of Newco will provide that the Extraordinary Meeting of the Shareholders's voting quorum is set at 81% of the share capital, for both the first and the second call.

The Board of Directors of Newco is composed of 10 members appointed through the "*voto di lista*" system. Edizione will have the right to name two directors. Pirelli has agreed to do everything in its power, within the limits permitted by law, so that no decision should be made by the Board of Directors of Newco without the favorable vote of at least one of the board members named by Edizione (if present) on the following key points of business:

- — an indication of the vote to be made by the Ordinary and Extraordinary Shareholders' Meetings of Olivetti;
- — the purchase, sale, or arrangement in any manner of shares with a total value greater than 100,000,000 Euros per transaction.

The Parties agree to do everything in its power so that one Auditor and one Alternate Auditor of the Board of Statutory Auditors is appointed among those named by Edizione.

Corporate bodies of Olivetti and of listed companies controlled by Olivetti, resolutions of the Board of Directors of Olivetti and of listed companies controlled by Olivetti

The Parties have agreed to do everything in their power, within the limits established by Law, that in the Board of Directors of Olivetti S.p.A., Telecom Italia S.p.A., TIM—Telecom Italia Mobile S.p.A., and Seat—Pagine Gialle S.p.A. (the "**Listed Companies**"), Edizione can name one fifth of the components of the Board of Directors of the Olivetti Companies (net of the number of the Directors to be appointed by the minority shareholders and by the Italian Government) and that Edizione can name the Vice-Chairman of the Board of Directors of the Listed Companies, with the powers of vice-legal representative;

- — the Parties have agreed, to do everything in its power, within the limits of law, so that no decision should be made by the Board of Directors of Olivetti and the Listed Companies without the favorable vote of at least one of the board members named by Edizione on the following points of business:
  - individual investments greater than 250 million Euros;
  - purchase, sale and deeds of disposition for any reason whatsoever of controlling and connecting shareholdings with a unit value of more than 250 million Euros;
  - deeds of disposition for any reason whatsoever of firms or branches thereof individually greater than 250 million Euros;
  - proposals to call the Extraordinary Meeting;
  - Intra-group transactions between the Olivetti group and the Pirelli group for amounts individually greater than 50 million Euros;
  - Transactions with related parties.

Penalties

In the event of the non-performance of one or more of the commitments assumed pursuant to the provisions set forth in the agreement, the breaching Party, shall be required to pay an amount equal to 10% (ten per cent) of the principal amount invested by the non-breaching Party without prejudice to the right to higher damages.

Term

The agreement shall run for three years as of its effective date and shall be deemed to be automatically renewed on each expiration date unless notice of withdrawal has been given six months in advance by Edizione.

Further Commitments

The agreement provides that the Parties, including through their respective subsidiaries and/or parent companies, pursuant to Art. 2359, paragraph one of the Italian Civil Code, may not acquire or own common shares, bonds convertible to Olivetti shares and/or warrants, which give the right to purchase shares or bonds convertible to Olivetti shares issued, or to be issued, by Olivetti or by the Olivetti Companies (nor acquire voting rights in Olivetti common shares under any status).

In derogation to the provisions set forth above, each of the Parties, with communication sent to the other Party at the same time, may acquire Bonds. The Party owning or otherwise receiving the Bonds may exercise the respective conversion right, after communication is issued to the other Party at least 60 (sixty) days in advance, only to the extent that the amount of the Olivetti shares obtained from the conversion itself (possibly increased by the number of Olivetti shares owned as of the same date, arising from prior conversions of Bonds), does not exceed, after the conversion, the percentage of the capital of Olivetti corresponding to the difference between 28.74% and the percentage of the holding of the Company in the voting capital in Olivetti at the time of the conversion. Said limit may be exceeded with the approval of the other Party—which may not be unreasonably withheld—without prejudice to complying with the applicable floors in matters of OPA [take-over bid]. In the event referred to above, the other Party will have the right to acquire, and the Party which exercised the conversion right will have the obligation to sell, shares of the same nature and type as those arising from the exercise of the conversion of the Bonds, to the extent that said shares are divided between the Parties, respecting the original proportions of the Parties' holdings in the capital of the Company (80% Pirelli—20% Edizione).

The Parties hereby agree that, in the event that third parties should make a public offer of purchase with the intention of acquiring the Olivetti shares, Edizione hereby agrees, from this time forward, when so requested by Pirelli not to oppose, and to do everything so that the members of the Board of Directors of the Company do not oppose the acceptance of the public offer of purchase of Newco.

In the event that the agreement term should lapse without the agreement being renewed due to Pirelli's actions or behaviour, Edizione will have the right to sell to Pirelli, and Pirelli will have the obligation to purchase, all the Newco's shares held by Edizione.

The agreement also disciplines deadlock situations in Newco or in the Board of Directors of the Listed Companies. In case of deadlock, Edizione will have have the right to sell to Pirelli, and Pirelli will have the obligation to purchase, all the Newco's shares held by Edizione and Pirelli will have the right to sell to Edizione, and Edizione will have the obligation to purchase, all the Newco's shares held by Pirelli.

Newco's by-laws will provide for pre-emption rights in the event of sale, directly or indirectly, of Newco's shares and a right of co-sale, for the benefit of the minority shareholders where Newco's shares were offered to a third party by a majority shareholder (50.01%).

Whenever, during the term of the agreement, following one or several acts *inter vivos* carried out for any reason, a significant change of the structure of control of Edizione or Pirelli (including for this purpose Pirelli & C. Accomnadita per Azioni) happens (meaning by significant change the exercise by persons other than the current parties to name the majority of the members of board of directors, with a potential change in the strategic objectives of the subject company), such change shall be deemed a "Key Event".

In the presence of the Key Event concerning one party, the other Party will have the right to transfer all of its Newco shares to the party which incurred the Key Event.

2. Deposit with the Company Register

This agreement is deposited with the Company Register—Offices of Milan and Turin/Ivrea

February 21, 2002

AGREEMENT AMONG PIRELLI S.p.A., UNICREDITO ITALIANO S.p.A. AND INTESABCI S.p.A.

Notice published pursuant to article 122 of Legislative Decree No. 58 dated February 24, 1998 and CONSOB Regulation 11971 dated May 14, 1999, as amended.

Whereas:

on October 24, 2001 Pirelli S.p.A., IntesaBci S.p.A. and UniCredito Italiano S.p.A., entered into an amendment agreement to the agreement mentioned above such amendment being shown in bold-face below at paragraph 11, "Further Commitments", paragraphs 11.1 and 11.2, in order to allow the Parties to purchase bonds convertible in Olivetti shares and/or warrants that would give the right to purchase shares and/or bonds convertible into Olivetti shares, below is a summary of the entire content of the agreement including updated data relating to the stake in Olivetti held by Olimpia (paragraph 1, "Purpose and content of the agreement") and the stake in Olimpia held by the shareholders (paragraph 2, "Olimpia's share capital"):

1. Purpose and content of the agreement

The Parties entered in the following agreement (the "**Agreement**") relating to the participation by UniCredito Italiano S.p.A. ("**UCI**") and IntesaBCI S.p.A. ("**BCI**", and BCI together with UCI, the "**New Partners**", and each a "**New Partner**" and together with Pirelli, the "**Parties**") into the share capital of Olimpia S.p.A. ("**Olimpia**" or the "**Company**") and relating to the governance and relationships among the shareholders of Olimpia, a company that currently holds 2,019,302,250 ordinary shares of Olivetti S.p.A. ("**Olivetti**"), corresponding to approximately 27.7% of Olivetti's share capital and 68,409,125 2001-2002 warrants for Olivetti's ordinary shares.

2. Olimpia's Share Capital

Olimpia's share capital is held as follows: Pirelli (60%), Edizione Finance International S.A. (20%), UCI (10%) (the "**UCI Olimpia Stake**") and BCI (10%) (the "**BCI Olimpia Stake**").

3. Olimpia's Board of Directors

3.1 It is understood that, within the limits allowed by law and for the entire term of this Instrument:

(i) the Board of Directors of the Company will be made up of 10 (ten) members;

(ii) 1 (one) director out of 10 (ten) will be appointed at the request and indication of UCI;

(iii) 1 (one) director out of 10 (ten) will be appointed at the request and indication of BCI;

(iv) should an Executive Committee be created, UCI and BCI will have, respectively, the right to request at any time the inclusion of the directors designated by them in said committee.

3.2 It is understood that the power of UCI and BCI to designate, each, a member of the Board of Directors of the Company will remain valid even after the first expiration of this Instrument, if it is extended pursuant to Art. 8.1, provided UCI and BCI hold, jointly, a percentage of the company capital above 10%. However, if the joint holding of BCI and UCI in the company capital is 10% or less, then BCI and UCI may designate, jointly, only one director.

4. Management of Olivetti, Telecom Italia S.p.A. ("Telecom"), SEAT—Pagine Gialle S.p.A. ("SEAT") and Telecom Italia Mobile S.p.A. ("TIM")

4.1 The Agreement provides that, within the limits allowed by law and for the entire term of the Agreement, in the Board of Directors of Olivetti, Telecom, Seat and TIM (the "**Olivetti Companies**"), one director must be appointed at the request and designation of UCI and another director at the request and designation of BCI.

4.2 It is understood that the power of UCI and BCI to designate, each, a member of the Board of Directors of Olivetti Companies will remain valid even after the first expiration of this Instrument, if it is extended pursuant to Art. 8.1, provided that, UCI and BCI hold, jointly, a percentage of the company capital above 10%. However, if the joint holding of BCI and UCI in the company capital is 10% or less, then BCI and UCI may designate, jointly, only one director.

5. Key Issues

Pursuant to Art. 6 below, the following will be deemed Key Issues:

a) the decisions of the Extraordinary Shareholders' Meeting and those of the Board of Directors of the Company, the latter referring to the following:

- indication as to how to vote in Olivetti's Ordinary Shareholders' Meeting on Key Issues, for the purposes of the application of Articles 104 or 107 T.U. No. 58 of February 24, 1998, and in matters of acquisition of own shares, as well as voting in Olivetti's Extraordinary Shareholders' Meeting;
- acquisition, sale and acts of disposal under any status (i) of own shares in any amount and (ii) holdings (including shares and financial instruments of any type issued by Olivetti and/or the Olivetti Companies) at a value, by individual operation, above 100,000,000 Euros;
- determination of the ratio between equity and debt of the Company and methods, terms and conditions for resorting to outside financing sources;
- draft proposals to be submitted to the Company's Extraordinary Shareholders' Meeting;

b) resolutions of the Board of Directors of Olivetti and Telecom, referring to:

- individual investments above 300 million Euros;
- acquisition, sale and acts of disposal under any status (i) of own shares in any amount and (ii) affiliate and subsidiary holdings (including shares and other financial instruments issued by the Company or the Olivetti Companies) at a value, by individual operation, above 300 million Euros;
- acts of disposal under any status of companies or branches thereof, with an individual value above 300 million Euros;
- proposals to call the Extraordinary Shareholders' Meeting for resolutions in matters of modification of the corporate purpose, capital operations of any nature, merger, spin-off, transformation and dissolution;
- operations between Olivetti, Telecom and Gruppo Pirelli, with an individual value above 50 million Euros;
- operations with related parties.

6. Provisions on Deadlock

6.1 Obligation to Consult.

Pirelli and the New Partners, the latter jointly between them, pledge to consult each other previously whenever a decision on one of the Key Issues (as identified under Article 5 above) must be discussed or decided upon.

6.2 Manifestation of will.

Whenever the situation described in item 6.1 above occurs, the dissenting New Partners, separately or jointly, will have, or the single dissenting New Partner will have, the right to send to Pirelli, by telegram or registered letter a "**Notice of Deadlock**" within 15 (fifteen) days of the end of the consultation referred to in paragraph 6.1.

6.3 *Rights of the New Partners.*

(a) Whenever UCI and/or BCI send a Notice of Deadlock, the New Partner which sent the Notice of Deadlock will have the right to sell to Pirelli, which will have the corresponding obligation to buy from the respective New Partner, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding at a price determined pursuant to the provisions in item (b) below.

(b) For the purposes of item (a) above, the Parties agree, including in an aleatory manner, that the object of the decision must be: (x) the price of the Olimpia BCI Holding and/or Olimpia UCI Holding, corresponding proportionately to the value of the Company's economic capital ("**Price of the Olimpia UCI Holding**" and/or "**Price of the Olimpia BCI Holding**"), as well as (y) an increase expressing the proportion of the increase premium, as if the Olimpia BCI Holding and/or Olimpia UCI Holding were the expression of Olivetti's control, assuming that the latter controls Telecom and the companies controlled by the latter ("**Premium**").

(c) The price owed by Pirelli will not be lower than the amounts paid by the New Partner for the acquisition and underwriting of shares in the Company, less any dividends received ("**Floor**"), nor higher than an amount which implies, in connection to the same amounts, less any dividends received, an annual IRR, including taxes, equal to 15% ("**Cap**").

7. Penalty For Breach

In the event of breach of one or several commitments made pursuant to the provisions of this Instrument, the breaching Party, will be obligated to pay, a single and total amount equal, for each breach, to 5% (five percent) of the amounts paid by the breaching Party for the acquisitions and subscriptions of shares made in the Company as of that date without prejudice to any other of its/their rights (including the right to higher damages).

8. Term

8.1 This Instrument will have a term of three years starting from October 5, 2001 (the "**Execution Date**") and will be deemed automatically renewed from time to time on expiration for the following two years, in the absence of an opt-out notice from one of the Parties, without prejudice to the provisions of paragraph 9 below.

8.2 Except in the cases required by law, each of the Parties may opt out of this Instrument before every expiration, with notice sent 6 (six) months in advance.

9. Absence of Renewal

(a) If, before the first expiration of this Instrument or successive ones, Pirelli should send to the New Partners, jointly or separately, in the terms set forth in paragraph 8.2, UCI and BCI will individually have the right to send to Pirelli which, upon simple request, will have the corresponding obligation to acquire, respectively, all but not part of the Olimpia UCI Holding and Olimpia BCI Holding held by the New Partner which exercised the option right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 6.3(c) above (and the provisions mentioned therein), giving notice to Pirelli within 30 (thirty) Business Days.

The aforementioned price will be paid in cash.

(b) If, on the first expiration date of this Instrument, both or one of the New Partners should, jointly or separately, send to Pirelli, the opt-out notice referred to in item 8.2 above, Pirelli will have the right to acquire from both New Partners opting out, or from the single New Partner opting out, which, upon simple request, will have the corresponding obligation to sell, respectively, all but not part of the Olimpia UCI Holding and Olimpia BCI Holding held by the New Partner which exercised the opt out right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 6.3(B) above (and the provisions mentioned therein), less the Premium, giving notice to the New Partner which sent the opt-out notice, within 30 (thirty) Business Days.

(c) If both or one of the New Partners should send to Pirelli, on the expiration of the first renewal in the following two years, the opt-out notice referred to in paragraph 8.1 above, and therefore, on the expiration of the fifth year after the effective Date of this Instrument, or on the successive additional expiration dates, both New Partners opting out, jointly or separately, or the single New Partner opting out, will have the right to sell to Pirelli, which, upon simple request, will have the corresponding obligation to acquire, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding held by the New Partner which exercised the opt out right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 6.3(b) above (and the provisions mentioned therein), giving notice to the New Partner that sent the opt-out notice, within 30 (thirty) Business Days.

10. Changes in Stockholding

10.1 For the purposes of this paragraph, "Change of Control" means a substantial modification in the direct and indirect stockholding control of Pirelli, which means the stoppage of the control of Pirelli & C s.a.p.a. over Pirelli S.p.A., as exercised today.

10.2 If the Change of Control occurs, each of the New Partners will have the right to transfer, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding owned by Pirelli which, upon simple request, will have the obligation to acquire, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 6.3 (b) above (and the provisions mentioned therein), giving notice to Pirelli within 30 (thirty) Business Days of the date the New Partners, separately or jointly, declared in writing that they have learned about the Change of Control, or received written communication about this circumstance. It is, however, agreed, including in an aleatory manner, that the price owed by Pirelli will not be lower than the amounts paid by the New Partner for the acquisitions and subscriptions of shares in the Company, less any dividends received ("**FLOOR**"), nor higher than an amount which implies, in connection to the same amounts, less any dividends received, an annual IRR, including taxes, equal to 15% ("**Cap**").

10.3 If Pirelli intends to divest, in any form, part of its holding in the Company, so that Pirelli would hold less than a majority of the capital thereof, Pirelli may not sign any agreement in this sense, being first obligated to give prior timely notice to both the New Partners about the planned transfer, fully indicating the terms and conditions of the transfer operation and any possible outside agreements (of blockage and vote) with the buyers.

10.4 Within 30 (thirty) Business Days of receipt of the aforementioned communication, UCI and/or BCI will, individually, have the right to sell to Pirelli, which, upon simple request, will have the corresponding obligation to acquire, respectively, all but not part of the Olimpia UCI Holding and/or all but not part of the Olimpia BCI Holding held by the New Partner that exercised the Option Right set forth herein, under terms and conditions determined, mutatis mutandis, pursuant to paragraph 7.05 (b) above, with the understanding, including in an aleatory manner, that the price owed by Pirelli will not be lower than the amounts paid by the New Partner for the acquisitions and subscriptions of shares in the Company, less any dividends received ("**FLOOR**").

11. Further Commitments

11.1 For the entire term of this Agreement the Parties, including the companies they control or they are controlled by pursuant to Article 2359, paragraph 1, of the Italian Civil Code, **agree not to purchase**

or hold Olivetti ordinary shares (including shares deriving from the conversion of convertible bonds and/or from the exercise of warrants). UCI and BCI will retain the power to purchase and hold the above mentioned securities within the maximum limit allowed for them (0.4% of Olivetti's share capital).

11.2 The Company, unless otherwise agreed in writing by the Parties, **agrees not to purchase or hold Olivetti ordinary shares (including the exercise conversion rights or purchase or subscription of Olivetti ordinary shares mentioned under paragraph 11.1 above) so to exceed** the current opa threshold, currently set at 30% (thirty percent), including within the calculation of this threshold the securities mentioned under paragraph 11.1 above held by BCI and UCI and the securities held, directly or indirectly, pursuant to applicable rules and regulations, including CONSOB regulations.

12. Disputes

Any dispute arising from this Instrument will be submitted to the judgment of an Arbitration Board.

13. Company Register

This agreement is deposited with the Company Register—Offices of Milan and Turin/Ivrea.

November 3, 2001

Pirelli S.p.A. Unicredito Italiano S.p.A. IntesaBCI S.p.A.

AGREEMENT AMONG PIRELLI S.p.A., EDIZIONE FINANCE INTERNATIONAL S.A./EDIZIONE HOLDING S.p.A., BANCA INTESA S.p.A., UNICREDITO ITALIANO S.p.A., OLIMPIA S.p.A. AND HOPA S.p.A.

Communication pursuant to Article 122 of Italian Legislative Decree 58/98 and to Articles 127 and 129 of CONSOB Regulation No. 11971/99

Pursuant to Article 122 of Italian Legislative Decree 58/98 and to Article 127 of CONSOB Regulation No. 11971 of May 14, 1999 (as amended by No. 12475 of April 6, 2000, No 13086 of April 18, 2001, No. 13106 of May 3, 2001, No. 13130 of May 22, 2001, No. 13605 of June 5, 2002 and No. 13616 of June 12, 2002), Pirelli S.p.A. with company's headquarters in Milan, Viale Sarca 222, registered with the Milan Company Register under Nos. 00886890151, ("**Pirelli**") states that on February 21, 2003 it has entered into an agreement (the "**Agreement**") with Edizione Finance International S.A., with company's headquarters in Place d'Armes, 1, L-1136, Luxembourg, registered with the Luxembourg Chamber of Commerce No. B77504 ("**Edizione Finance**"); Banca Intesa S.p.A. (formerly known as Intesa BCI S.p.A.), with company's headquarters in Milan, Piazza Paolo Ferrari 10, Direzione Generale Via Monte di Pieta 8, registered with the Company Register of Milan No. and 00799960158, and VAT No. 108107000152 ("**Intesa**"); Unicredito Italiano S.p.A., with company's headquarters in Genua, via Dante 1, Direzione Centrale in Milan, Piazza Cordusio, registered with the Company register of Genua No. 00348170101 ("**Unicredito**"); Olimpia S.p.A., with company's headquarters in Milan, viale Sarca 222, registered with the Company Register of Milan, No. 03232190961 ("**Olimpia**"); Hopa S.p.A., with company's headquarters in Brescia, Corso Zanardelli 32, registered with the Company Register of Brescia, fiscal code and VAT No. 03051180176 ("**Hopa**"); e Edizione Holding S.p.A., with company's headquarters in Treviso, Calmaggiore 23, registered with the Company Register of Treviso No. 13945, fiscal code and VAT No. 00778430264 (as guarantor of Edizione Finance, "**Edizione**")—including, inter alia, the following shareholders' agreements that—by will of the parties—are hereby published in their entirety:

[omitted]

ARTICLE I

DEFINITIONS

1.01 "Olivetti Stock": common shares in with voting rights in Olivetti (as defined in paragraph 1.23 below).

1.02 "Current Olimpia Partners": Pirelli, Edizione Finance, Unicredito and Intesa, collectively.

1.03 "Hopa Controlling Companies": Fingruppo Holding S.p.A., Banca Monte dei Paschi di Siena, S.p.A., Compagnia Assicuratrice Unipol S.p.A., Banca Popolare di Lodi S.c.a.r.l. and other private individuals signatory to the syndication pact with regard to Hopa.

1.04 "Standstill notice": shall have the meaning set forth in paragraph 8.04(d) below.

1.05 "Accelerated standstill notice": shall have the meaning set forth in paragraph 8.06(b)(i) below.

1.06 "Control", "to control", "Subsidiary," and "Controlling companies": other than cases that expressly differ from the context herein, shall have the meaning set forth in Article 2359, paragraph 1, no. 1 and no. 2 of the Civil Code.

1.07 "Relevant date": shall have the meaning set forth in paragraph 9.01 of the present Contract.

1.08 "Agreement Term": shall have the meaning set forth in paragraph 6.00 below.

[omitted]

1.12 "Business Day": every calendar day other than Saturday, Sunday, and other days when as a general rule the banks of Milan are not open for performing their usual activities.

1.13 "Holinvest": Holinvest S.p.A., with home offices in Brescia, at Corso Zanardelli 32, capital of (euro)700,000,000 and subscribed capital of (euro)514,000,000.00, registered in the Brescia Business Registry under registration no., tax code no. and VAT no. 03562710172.

1.14 "Holy": Holy s.r.l., with home offices in Brescia, at Corso Zanardelli 32, capital of (euro)10,000.00, registered in the Brescia Business Registry under registration no., tax code no., and VAT no. 03517530170.

[omitted]

1.16 "Net Financial Borrowing": unless otherwise specified with regard to specific cases, shall be the algebraic consolidated sum (with the understanding that for each case net financial borrowing for Olimpia, borrowing for Olivetti and its subsidiaries will not be taken into account) of the following items entered in the statement of assets and liabilities prepared pursuant to Art. 2424 of the Civil Code: "bonds (D1) = convertible bonds (D2) + due to banks (D3) + due to other financial backers (D4) + financial debts owed to unconsolidated subsidiaries (D8) + financial debts owed to affiliates (D9) + financial debts owed to controlling companies (D10)—amounts due from unconsolidated subsidiaries (C II 2)—amounts due from subsidiaries (C II 3)—amounts due from controlling companies (C II 4)—financial assets other than fixed assets (C III)—liquid assets (C IV)." Any existing updated value must be added to this amount, for financial leasing fees, if such are not included in the aforementioned items.

[omitted]

1.18 "Relevant Subjects": shall have the meaning set forth in paragraph 6.02 below.

1.19 "Net Asset Value": shall mean the evaluation method used for calculating increase in value, according to market practice and at current values, of financial assets and liabilities.

1.20 "Olimpia bonds": 1.5% Olimpia bonds, 2001-2002, each of which is an "Olimpia bond."

1.21 "Olivetti Bonds": 1.5% convertible bonds, 2001-2010, convertible to Olivetti Stock issued by Olivetti, each of which is an "Olivetti Bond".

[omitted]

1.24 "Extraordinary Operations": every merger or split involving Olivetti, on the one hand, and one or more of its directly or indirectly controlled companies, on the other.

1.24bis "Capital Transactions": such extraordinary transactions as may involve Olivetti capital and which change the number of shares or which result in, by way of example though not exclusively: stock split, reverse split, assignment of Olivetti stock to partners for capitalization of capital.

1.25 "Holy holding in Holinvest": Holy holding of Holinvest capital, or 19.999% of this capital.

1.26 "Hopa holding in Holinvest": Hopa holding of Holinvest capital, or 80.001% of this capital.

1.27 "Olivetti holding": alternately:

(i) when there are no Extraordinary Operations, holding with full voting rights equal to at least 25% of Olivetti capital on the date the present Contract is signed, or

(ii) when there are Extraordinary Operations, the entire package of Olivetti Stock and/or Financial Instruments (granting equal voting rights) arising from the exchange of shares with voting rights equal to at least 25% of Olivetti capital that would be attained through Extraordinary Operations executed prior to the Relevant Date.

[omitted]

65

1.29 "Net Assets": the difference—to be determined in accordance with Accounting Principles—between assets and liabilities on the "civil" balance sheets of a corporation where, upon drafting the resultant consolidated balance sheet, it is understood that for purposes of determining Olimpia's Net Assets the assets of Olivetti and its subsidiaries are not taken into account.

1.30 "Pacts": agreements of a paracorporate nature set forth in Articles VI and VII of the present Contract.

[omitted]

1.32 "Increase Premium": shall have the meaning set forth in paragraph 10.00 below.

1.33 "Accounting Principles": Accounting principles as provided by law, and when not specifically stated therein, those set forth by the National Council of Professional Accountants, or otherwise by the International Accounting Standards Committee.

1.34 "Debt/equity ratio": the ratio between Net Assets (as defined in paragraph 1.29 above) and Net Financial Borrowing (as defined in paragraph 1.16 above). Possible derivative instruments (as defined in Decree Law 24.2.1998, no. 58—Draghi Law, Article 1, paragraph 2), not for coverage (as defined by Banca d'Italia Measure of July 30, 2002) created as of 11-30-02, must be valued at cost or market price, whichever is less, and any necessary write-off must result in a reduction in Net Assets. Possible derivative instruments for coverage must be valued in a manner consistent with the asset or liability pertaining to the coverage, with it understood that the so-called equity swap underwritten by Olimpia on November 20, 2001, will be customarily valued at cost.

[omitted]

1.36 "Split": shall have the meaning set forth in paragraph 9.01 below.

1.37 "Holinvest Split": shall have the meaning set forth in paragraph 9.05 below. 1.38 "Seat": Seat—Pagine Gialle S.p.A, with home offices at Via Grosso 10/8, Milan, registration number in the Milan Business Registry and tax code no. 12213600153.

[omitted]

1.39 "Holy Position": Financial statements of Holy at December 31, 2002, with the accompanying reports, attached hereto as number 5.02(ii) which—in accordance with the provisions of paragraph 5.02(ii) below—shall represent the Holy financial position of reference for the Merger project.

1.40 "Olimpia Position": Financial statements of Olimpia at November 30, 2002, with the accompanying reports, attached hereto as number 5.02(i) which—in accordance with the provisions of paragraph 5.02(i) below—shall represent the Olimpia financial position of reference for the Merger project.

1.41 "Olivetti Companies": Telecom, TIM, and Seat, collectively.

1.42 "Standstill": shall have the meaning set forth in paragraph 8.01 below.

1.42bis "Accelerated Standstill": shall have the meaning set forth in paragraph 8.06 below.

1.43 "Financial Instruments": every financial instrument (including Olivetti Instruments as defined below) that directly or indirectly grants subscription rights to Olivetti Stock (which, by way of example and not exclusively, includes convertible bonds, forward contracts, call options, and prepaid swaps).

1.44 "Olivetti Instruments": instruments with the characteristics as set forth in the document attached hereto as no. 1.44.

[omitted]

1.46 "Initial Term": shall have the meaning set forth in paragraph 8.05 below.

[omitted]

ARTICLE II

OBJECT OF CONTRACT

(a) Under the present Contract, the various operations governed thereby and the Shareholders' Agreements contained herein, the Current Olimpia Partners, Olimpia, and Hopa hereby agree on the terms and conditions for creating a partnership with strategic connotations.

(b) The partnership referred to in the previous paragraph shall be achieved by Hopa's joining its capital to that of Olimpia (by Holy's merger with Olimpia) together with the Current Olimpia Partners, and the subsequent joining of Olimpia's capital to that of Holinvest, together with Hopa.

(c) The following stipulations in the present Contract shall, inter alia, govern:

(i) the steps taken to achieve the aforesaid situation (setting the terms and conditions thereof), in particular with regard to the provisions of Articles II, IV, and V below;

(ii) the rules of corporate governance and other provisions of a paracorporate nature to which the Parties have agreed, in particular with regard to the provisions of Articles VI and VII below;

(iii)

(A) the mechanisms for settling possible Standstills or Accelerated Standstills such as may arise in the administration of Olimpia (to include with regard to voting instructions as determined by the Olivetti Extraordinary Shareholders' Meeting) and/or of Holinvest; and

(B) the means of any possible breakup of the partnership carried out under the present Contract, with regard to confirming a Standstill or Accelerated Standstill, as well as to the failure to renew Pacts upon their expiration;

with particular regard to the provisions of Articles VIII, IX, and X below.

ARTICLE III

PRELIMINARY OBLIGATIONS OF THE PARTIES

[omitted]

ARTICLE IV

CONDITIONS PRECEDENT

[omitted]

ARTICLE V

MERGER

[omitted]

5.09 Olimpia and Holinvest post-Merger ownership. The Parties mutually recognize that, on the basis of the Stipulated Exchange Rate:

(i) Olimpia post-Merger shall be owned as follows:

Pirelli	:	50.40%;
Edizione	:	16.80%;
Hopa	:	16.00%;
Unicredito	:	8.40%; and
Intesa	:	8.40%.

(ii) Holinvest post-Merger shall be owned as follows:

Hopa	:	80.001%; and
Olimpia	:	19.999%

[omitted]

ARTICLE VI

AGREEMENTS BETWEEN SHAREHOLDERS CONCERNING OLIMPIA AND OLIVETTI COMPANIES

6.00 Agreements and Agreement Term. (a) The Parties mutually recognize that the provisions in this Article VI, as well as those in Article VII below (collectively, the "Agreements") shall be effective for the entire period ("Agreement Term") between the effective date of the Merger and either:

(i) the natural expiration of such Agreements, as regulated under paragraph (b) below; or

(ii) the date on which, in compliance with the applicable provisions herein, (A)—as a result of a Standstill, the Split and Holinvest Split become effective; (B) as a result of an Accelerated Standstill, the Current Olimpia Shareholders receive an Accelerated Standstill notice.

(b) The Agreements shall have a term of three years as of the effective date of the Merger, and upon expiration shall be deemed tacitly extended [for an equal period], unless a notice of termination is served by either Party to the other, subject to the provisions in paragraph (c) below.

(c) Subject to law requirements concerning particular cases, the Parties may withdraw from the Agreements, effective on the earliest expiration date, by written notice to the other Party 3 (three) months before such expiration date.

6.01 Board of Directors of Olimpia.

(a) For the entire Duration of the Agreements, the Board of Directors of Olimpia will be made up of a fixed and non-changeable group of 10 members, one of which will be appointed upon designation by Hopa. The first Director appointed by Hopa will be Emilio Gnutti.

(b) In the event the Director appointed by Hopa should cease to be on the Board, a replacement shall be designated within the next 20 (twenty) Work Days, and it is understood that the designation of the replacement will be still made by Hopa, with the consent of Pirelli, which shall not withhold it unreasonably.

(c) Should Hopa wish to revoke one or more of the Directors it designated, the Current Olimpia Partners will cooperate fully, in order for this revocation to proceed as rapidly as possible. Hopa shall have the right to designate—in accordance to what was set forth in the preceding paragraph (b)—the Director to be appointed as a replacement for the Director who was revoked, subject to the consent of Pirelli, which shall not withhold such consent unreasonably.

(d) The Parties commit to holding each other harmless and to holding Olimpia harmless from any onus or damage deriving from the revocation without just cause of the Directors that each one of them from time to time designates, pursuant to paragraph 6.01.

6.02 Relevant Subjects.

(a) For the purposes of this contract and in particular of subsequent Article VIII the following shall be considered to be Relevant Subjects:

(i) In reference to the resolutions to be adopted by Olimpia's Shareholders' Extraordinary Meeting in relation to any subject that pertains to it, any time the resolution is adopted:

(A) In opposition to a proposal by Olimpia's Board of Directors passed with the agreement of the Directors appointed by Olimpia's Current Partners and by Hopa; or

(B) In agreement with a proposal by Olimpia's Board of Directors passed without the agreement of the Director appointed by Hopa;

(ii) In reference to the resolutions to be adopted by Olimpia's Board of Directors in relation to those pertaining to:

(A) The suggested vote to be cast during Olivetti's Shareholders' Extraordinary Meeting;

(B) The purchase, sale and transfer of any security interest valued over (euro)100,000,000.00 per transaction, or for multiple transactions performed during the same calendar year, with the exception of that which is provided for in the subsequent paragraph (b);

(C) Acts or initiatives that modify or will modify the debt/equity ratio from a 1:1 ratio (while keeping open the option to remedy this situation pursuant to the procedure outlined in subsequent paragraph 8.07(a)(ii) and with the understanding that in this case it will not be considered to be a situation inducing stalling) and/or that concern the definition of the terms and conditions for using outside sources of financing;

(D) Proposals for resolutions to be submitted to Olimpia's Shareholders' Extraordinary Meeting.

(b) The Parties reciprocally acknowledge that—in spite of being slightly different from what was outlined in the preceding paragraph (a) (ii) (B)—the following shall not be considered Relevant Subjects for the purposes of this Contract: actions relating to the purchase or sale of Olivetti stock, the conversion of convertible Olivetti bonds in to Olivetti stock or equivalent financial instruments, as long as even after these transactions Olimpia's debt/equity ratio remains below 1:1.

6.03 Board of Directors of Olivetti Companies.

(a) For the entire Duration of the Agreements the current Olimpia Partners will do whatever is in their power to ensure that, in the meetings of the Boards of Directors of the Olivetti Companies, a director be appointed as a result of being designated by Hopa. The first directors that Hopa designates to this end are those indicated in the attached document by number 6.03(a).

(b) The new Boards of Directors of the Olivetti Companies, made up according to the dispositions in the preceding paragraph (a), will be appointed as soon as possible after the Merger and in any event within and no later than 60 Business Days after the effective date of the Merger itself.

(c) The dispositions in the preceding paragraphs 6.01(b) and (c) will apply, mutatis mutandis, also regarding the meetings of the Board of Directors of the Olivetti Companies.

6.04 Tender Offers on Olivetti Stock. Hopa commits itself to the fact that, in the event Olivetti Stock is subject to a tender offer, the Director that it designated in Olimpia's Board of Directors—if the Current Olimpia Partners requests it in writing—will not oppose Olimpia's agreeing to such tender offer.

6.05 Stand still.

(a) Except for what set forth in the subsequent paragraph (b) or expressly provided for by this Contract, the Current Olimpia Partners and Hopa (also with respect to its respective controlling companies and affiliates) commit themselves not to purchase Olivetti Stock for the Duration of the Agreements, and agree to the fact that Olimpia—in partial derogation from this limitation—notwithstanding what is set forth in subsequent paragraph 8.06, will have the right to buy and sell Olivetti Stock as long as these transactions do not cause the limits described in paragraph 4.01(iii) to be exceeded, notwithstanding the fact that in order to calculate the threshold specified in the aforementioned paragraph, one shall have to bear in mind the quantities allowed by paragraph (a) of Article III.

(b) The following cases are exceptions to the Stand Still commitment specified in paragraph 6.05(a):

(i) The exercise on Pirelli's part of the rights already acquired before executing this Contract, in relation to the exercise of call options and swap contracts relating to the purchase of Olivetti Stocks and Bonds (which are described in detail in the attached document designated by number 6.05(b)(i);

(ii) For purchases of Olivetti Stock which were already allowed:

(A) From Unicredito and Intesa, by the current Paracorporate Pact agreed to by these entities with Pirelli, which is described in the attached document designated by number 6.05(b)(ii)(A); and

(B) From Edizione, within the limits outlined by the current Paracorporate Pact agreed to by this entity with Pirelli, which are described in the attached document designated by number 6.05(b)(ii)(B).

(iii) The maximum number of Olivetti Stock that the Hopa Controlling Companies are authorized to possess pursuant to paragraph 4.01.

(c) Notwithstanding the above mentioned rights, furthermore the Parties reciprocally acknowledge that the purchase by one Side of convertible bonds and/or warrants that grant the right to underwrite convertible bonds in to Olivetti Stock and the exercise of the rights that go with it will be allowed only following the consent of the other Party, consent that shall not be unreasonably withheld, with the proviso that in the event of a request by Hopa there will have to be the unanimous consent of all the Current Olimpia Partners that at the time of this request are Olimpia partners.

6.06 Olimpia's Business Purpose. The Current Olimpia Partners commit themselves not to change Olimpia's business purpose (as reflected in the sample Articles of Incorporation which are found under Addendum 5.07(b)) up to the latter of the following dates (i) the date of the natural expiration of the Agreements as set forth by paragraph 6(b) of this Contract; and (ii) in the event of a Stall or an accelerated Stall, the effective date of the Break-up and the Holinvest Break-up.

6.07 Other Commitments Relating to Olimpia. The current Olimpia Partners commit to make it so that, for the entire duration of the Agreements, Olimpia:

(i) Does not have other holdings or financial investments other than its holding in Olivetti, Olivetti's bonds, Olivetti's instruments and the holding by Olimpia in Holinvest possessed as a result of the merger;

(ii) Has a debt/equity ratio that does not exceed 1:1; and

(iii) Does not sell its holding in Olivetti to entities controlled by Olimpia or that are parts of groups whose ownership can be ascribed to the Current Olimpia Partners.

6.08 Co-sale Rights and Obligations.

(a) Except when otherwise set forth in this Contract and in particular in the following paragraph 8.06(b)(iii) and 8.07(b)(ii), for the entire Term of the Agreements—and in any case until the effective date of the Spinoff and of the Holinvest Spinoff—if the holding of Pirelli in the capital of Olimpia is reduced by transfer, contribution, assignment (including by spinoff), or transfer of a portion thereof, directly or indirectly, or a financial instrument that may be converted and/or which gives right to a holding in the capital of Olimpia (hereinafter jointly the "Signed Holding") for payment, free of charge, for cash, or for payment in kind, under any status, including in several branches as compared to that held as of the signing date of this Contract, Hopa will have the right to claim (and therefore Pirelli will be obligated to cause) the buyer (hereinafter the "Third Party Buyer")—pursuant to the applicable provisions of this paragraph 6.08:

(i) whenever, notwithstanding the transfer and/or assignment of the Assigned Holding, Pirelli, together with Unicredito and Intesa, maintains absolute majority in the capital of Olimpia by acquiring:

(A) a percentage of the holding of Holinvest equal to the percentage between the Assigned Holding and 50.4% according to the following formula:

$$PpiH : PiH = PC : 50.4\%$$

Where:

- PpiH: is the holding percentage of Hopa in Holinvest for which Hopa may claim transfer to the Third Party Buyer;
- PiH: is the total holding (expressed as a percentage of the capital of Holinvest) of Hopa in Holinvest;
- PC: is the Assigned Holding (expressed as a percentage of the capital of Olimpia);

or, as an alternative

(B) a percentage of the Olivetti Instruments and/or of the Olivetti Shares and/or of the Financial Instruments held by Holinvest on the date Pirelli communicates its intent, equal to the percentages between the Assigned Participation and 50.4% according to the following formula:

$$PSOH : SOH = PC : 50.4\%$$

Where:

- PSOH: is the portion of the Olivetti Instruments and/or Olivetti Shares and/or of the Financial Instruments held by Holinvest on the date Pirelli communicates its intent, for which Hopa may claim transfer to the Third Party Buyer;
- SOH: the total number of Olivetti Instruments and/or Olivetti Shares and/or of the Financial Instruments on the date Pirelli communicates its intent, held by Holinvest;
- PC: is the Assigned Holding (expressed as a percentage of the capital of Olimpia);

and therefore

(C) a percentage of its own holding in Olimpia equal to the percentage between the Assigned Holding and 50.4%:

$$PpiO : PiO = PC : 50.4\%$$

Where:

- PpiO: is the portion of Hopa's holding in Olimpia for which Hopa may claim transfer to the Third Party Buyer;
- PiO: the total holding held by Hopa in Olimpia;
- PC: Assigned Holding (expressed as a percentage of the capital of Olimpia);

(ii) whenever the assignment and/or transfer with price paid in kind (contribution and/or spinoff) of the Assigned Holding implies the loss of the absolute majority in the common capital of Olimpia by Pirelli together with Unicredito and Intesa, acquiring the entire holding held by Hopa in Olimpia and/or Holinvest;

(iii) whenever the assignment and/or transfer with the price paid in cash of the Assigned Holding implies the loss of the absolute majority in the common capital of Olimpia, by Pirelli, together with Unicredito and Intesa, Hopa will also have the obligation to sell (and, respectively, Pirelli will have the obligation and the right to cause Hopa to sell) to the Third Party Buyer the entire holding of Hopa in Olimpia and/or in Holinvest;

with the understanding that:

(x) for the purposes of this paragraph 6.08, the financial instruments whose acquisition by the Third Party Buyer must be imposed by Hopa exercising the alternative power set forth in this paragraph 6.08(a), will be identified as "Instruments to be Assigned";

(y) once Hopa communicates—pursuant to the following paragraph (c)—to Pirelli that it wishes to exercise the co-sale right set forth in this paragraph 6.08(a), Hopa will be obligated to sell the Instruments to be Assigned under the terms and conditions set forth in this paragraph 6.08 and, in particular, the following paragraphs (d) and (e); and

(z) the choice between the options referred to in the previous paragraph 6.08(a)(i) will be exercised discretionally by Hopa and will be unavailable.

(b) In order to allow Hopa to exercise the rights set forth in the previous paragraph (a), Pirelli undertakes to communicate to Hopa any intention to sell, transfer, assign (including by spinoff) or otherwise transfer under any status or part of its own holding in Olimpia, as soon as allowed by the negotiations with the Third Party Buyer (taking into consideration possible reasons of confidentiality), communicating to Hopa the nature of the Third Party Buyer and the terms and conditions of the possible transfer transaction.

(c) Hopa, after receiving the communication about the transfer project of the Assigned Holding by Pirelli, must communicate to Pirelli within twenty (20) Business Days from receipt of the communication, whether or not it intends to exercise its own co-sale right and whenever Pirelli's communication refers to a transaction of the type indicated in the previous paragraph (a)(i), which of the options set forth in Sections (A) through (C) of said paragraph (a)(i) it intends to choose.

(d) Should Hopa exercise the co-sale right set forth in this paragraph 6.08, the transfers of the Instruments to be Assigned to the Third Party Buyer following such exercise must be perfected simultaneously with the transfer of the Assigned Holding by Pirelli to the Third Party Buyer.

(e) The transfer price of the Instruments to be Assigned must be established pursuant to the following provisions:

(i) whenever Hopa exercised the co-sale right set forth in its favor in the previous paragraph 6.08(a)(i)(C) or 6.08(a)(ii), the latter in the portion referring to the Olimpia holding, the price will be equal to the same price for each Olimpia share obtained by Pirelli from the assignment of the Assigned Holding;

(ii) whenever Hopa exercised the co-sale right in its favor pursuant to the previous paragraph 6.08(a)(i)(A) or 6.08(a)(ii), the latter in the portion referring to the holding in Holinvest, the price will be established by considering the implicit value assigned by the Third Party Buyer to the Olivetti securities and to any Financial Instrument held by Olimpia evaluating Holinvest on this basis at Net Assets Value;

(iii) whenever Hopa exercised the co-sale right in its favor pursuant to the previous paragraph 6.08(a)(i)(B), the price of the Olivetti Instruments will be established considering the implicit value assigned by the Third Party Buyer to the Olivetti securities and to any Financial Instrument held by Olimpia.

with the understanding that, for the purposes of this paragraph, the Net Asset Value (referred to in the previous paragraph (ii)) and the price of the Financial Instruments (referred to in the previous paragraph (iii)) will be established pursuant to the previous paragraph (e) and, in the event of this agreement between Pirelli and Hopa, by an audit firm included among the so-called "Big Four"—appointed by the Parties by mutual agreement or, in the absence of such agreement, by the

Presiding Judge of the Court of Milan at the request of the most diligent Party; with the understanding that—the determinations made by audit firm will be unappealable and final.

(f) It is understood between the Parties that the obligations set forth in this paragraph 6.08 must be considered exclusively at the charge of Pirelli, excluding any joint liability of the Current Olimpia Shareholders.

6.08bis Co-sale Rights concerning Olimpia's assets.

(a) For the entire Term of the Agreements—and in any event until the effective date of the Spinoff and of the Holinvest Spinoff—if the holding of Olimpia is reduced to a level below 25% of Olivetti's capital or, whenever it is so reduced, it is further reduced by transfer, assignment (including by spinoff) or sale of a portion thereof for payment, free of charge, for cash or by payment in kind, under any status, including in several tranches (hereinafter, together, the "Assigned Olivetti Holding"), Holinvest will have the right to claim (and therefore Olimpia will be obligated to cause) the buyer (hereinafter the "Third Party Buyer of Olivetti Instruments")—pursuant to the applicable provisions of this paragraph—to buy a percentage of the Olivetti Shares (and/or Financial Instruments) held by it on that date, equal to the percentage between the Assigned Olivetti Holding and Olimpia's holding in Olivetti, held before the assignment of the Assigned Olivetti Holding:

$$PAOH : AOH = POC : PO$$

Where:

- PAOH: is the number of Olivetti Shares (and/or Financial Instruments) held by it, for which Holivest [sic] may claim the transfer to the Third Party Buyer;
- AOH: is the total number of Olivetti Shares (and/or Financial Instruments) held by Holinvest on the date Olimpia communicates its intent to transfer the Assigned Participation; POC: is the Assigned Olivetti Holding (expressed as a percentage of the Olivetti Shares (and/or of the Financial Instruments) held by Olimpia on the date Olimpia communicates its intent to transfer Assigned Olivetti Holding);
- PO: the total holding in Olivetti and/or all Financial Instruments held by Olimpia before the assignment of the Assigned Olivetti Holding;

with the understanding that:

(x) for the purposes of this paragraph 6.08bis, the Olivetti Shares and/or Financial Instruments for which Holinvest must impose the acquisition of the Olivetti Instruments by the Third Party Buyer will be identified as "Olivetti Instruments to be Assigned";

(y) once Holinvest communicates—pursuant to the following paragraph (c)—to Olimpia that it wishes to exercise the co-sale right set forth in this paragraph 6.08bis, Holinvest will be obligated to sell the Olivetti Instruments to be Assigned under the terms and conditions set forth in this paragraph 6.08bis and, in particular, the following paragraphs (d) and (e); and

(b) In order to allow Holinvest to exercise the rights set forth in the previous paragraph (a), Olimpia undertakes to communicate to Holinvest any intention to sell, transfer, assign (including by spinoff), or otherwise transfer under any status or part of its own holding in Olivetti, as soon as allowed by the negotiations of the Olivetti Instruments with the Third Party Buyer (taking into consideration possible reasons of confidentiality), communicating to Holinvest the nature of the Third Party Buyer of the Olivetti Instruments and the terms and conditions of the possible transfer transaction.

(c) Holinvest, after receiving the communication about the transfer project of the Assigned Olivetti Holding by Olimpia, must communicate to Olimpia within twenty (20) Business Days from receipt of the communication, whether or not it intends to exercise its own co-sale right.

(d) Should Holinvest exercise the co-sale right set forth in this paragraph 8.06(ii)[sic], the transfers of the Assigned Olivetti Instruments to the Third Party Buyer of the Olivetti Instruments to be Assigned following such exercise must be perfected simultaneously with the transfer by Olimpia to the Third Party Buyer of the Olivetti Instruments of the Assigned Olivetti Holding.

(e) The transfer prize of the Olivetti Instruments to be Assigned will be equal to the price for each Olivetti share (and/or Financial Instrument) obtained by Olimpia from the transfer for the assignment of the Assigned Olivetti Holding.

(f) The Parties mutually take note and agree that—as a partial exception to the provisions of this paragraph 6.08bis—whenever Holinvest exercises the co-sale right referred to in this paragraph 6.08bis, the assignment of the Assigned Olivetti Holding which—pursuant to the terms of the preceding paragraph would include an event of Accelerated Standstill—it will not be considered Accelerated Standstill.

6.09 Taking Note. The parties mutually take note that:

(i) the Agreements set forth in this Contract do not replace and therefore do not impair the validity, efficacy and enforceability of the Agreements referred to in the Paracorporate Pact executed on September 14, 2001 between Pirelli, Unicredito, and Intesa;

(ii) in light of the preceding paragraph (i), the exercise by Unicredito and/or Intesa of the rights set forth in their favor in the Paracorporate Pact referred to in the previous paragraph (i) may not in any manner represent nonperformance of any commitments assumed by Unicredito and Intesa (as Current Olimpia Shareholders) under this Contract, nor cause under any other status any liability for Unicredito and Intesa themselves;

(iii) whenever Unicredito and/or Intesa exercise the put right pursuant to the Paracorporate Pact referred to in the preceding paragraph (i), they will immediately be released from any obligation towards Hopa arising from this Contract, regardless of the date of the actual transfer of the Olimpia shares subject to the put, without prejudice to the fact that Pirelli will be automatically obligated towards Hopa to perform all such obligations towards Hopa itself;

(iv) for whenever Unicredito and/or Intesa exercise the put right referred to in the previous paragraph (iii), Edizione Finance and Hopa waive, as of now, exercising the preference right established in their favor in the bylaws.

ARTICLE VII

SHAREHOLDERS' AGREEMENTS CONCERNING HOLINVEST

7.01 Board of Directors of Holinvest.

(a) For the entire Term of the Agreements, the Board of Directors of Holinvest will be made up of a fixed, unchangeable number of 7 members, one of whom will be appointed by Olimpia's designation.

(b) The provisions of the previous paragraphs 6.01(b), (c) and (d) will apply, mutatis mutandis, to the Board of Directors of Holinvest.

7.02 Lock-up Commitments.

(a) As of the date of this Contract and for a period of twenty months from the effective date of the Merger, Hopa:

(i) undertakes not to:

(A) offer, constitute in pledge, sell, carry out preliminary sale steps, lend or otherwise transfer or assign (including by contribution or partial spinoff), directly or indirectly, Hopa's

Holinvest Holding or any financial instrument that may be converted or which would give right to a holding in the capital of Holinvest, or

(B) execute swap contracts and other acts and/or contracts transferring to a different party, in full or in part, any risk or economic profit arising from Hopa's ownership of the Holinvest Holding, regardless of the fact that the transactions described in the preceding points (A) and must be liquidated by delivery of Hopa's Holinvest Holding or of the aforementioned financial instruments, for cash or otherwise.

(ii) it pledges—without prejudice to the provisions of the following paragraphs (b) and (c)—to take all necessary steps to prevent Holinvest from:

(A) offering, selling, carrying out preliminary sales steps, lending, granting in pledge to guarantee obligations of third parties or otherwise transferring or assigning (including by contribution or partial spinoff), directly or indirectly, the Olivetti Instruments which, as of the date of this Contract, are owned by it, or any other financial instrument that may be converted or which gives right to a holding in the capital of Olivetti; or

(B) executing swap contracts or other acts and/or contracts transferring to a different party, in full or in part, any risk or economic profit arising from the ownership of the Olivetti Instruments which, as of the date of this Contract, are owned by it, regardless of the fact that the transactions described in the preceding points (A) and (B) must be liquidated by delivery of the Olivetti Instruments or of the other aforementioned financial instruments, for cash or otherwise.

(b) Concerning the provisions of the following paragraph 7.03:

(i) the Parties mutually take note that they know the following:

(A) Holinvest gave in pledge to the banks which financed it (the "**Creditor Banks**") the Olivetti Instruments which, as of the date of this Contract, are owned by it (as identified in the document enclosed herewith under No. 7.02(b)(ii)(A)) as guarantee of the obligations to reimburse the financing granted to it by said Creditor Banks;

(B) Hopa undertakes to take all possible steps to avoid a possible discussion of the pledge by the Creditor Banks and therefore to preserve the preferred rights in favor of Olimpia referred in paragraph 7.03 below;

(ii) in light of the provisions of the preceding paragraph (i), the Parties agree that:

(A) following the execution of this Contract, Hopa will do everything possible so that the Creditor Banks:

(1) consent that, in the event of sale of the Olivetti Instruments following the discussion of the pledge referred to in the preceding paragraph (i)(A), Olimpia be granted a preferred right concerning the acquisition of the Olivetti Instruments so sold; or, whenever such hypothesis is not feasible,

(2) to accept—in the event that the pledge referred to in the preceding paragraph (i)(A) must be discussed—to transfer to Olimpia the financing contracts and the respective guarantees, at a price equal to the market value as of that date of the credit given by the Creditor Banks to Holinvest, under the same financing contracts so assigned; on the other hand, it is understood that Hopa undertakes as of now to cause Holinvest—in the event that the Creditor Banks declare their availability to transfer the contract as indicated in this paragraph (ii)(A)(2) to accept—and therefore consent to—such assignments:

(B) without limitation to the provisions of the preceding paragraph (A), immediately after the execution of the this contract, the Parties will send a joint communication to the Creditor

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Banks to inform them of the existence of the preferred right referred to in paragraph 7.03 below, and also requesting the Creditor Banks to a meeting to discuss the provisions of the aforementioned paragraph (ii)(A);

(C) in order to help Olimpia achieve the purposes set forth in the previous paragraph (i)(C), Hopa will allow a representative of Olimpia (chosen by Olimpia with the consent of Hopa—which may not be unreasonably denied) to participate in all the meetings with the Creditor Banks which are the consequence or related to the provisions of the previous paragraph (ii)(A); (iii) the sections in the previous paragraphs(i) and (ii) will apply, mutatis mutandis, also in the case of subsequent financing and the respective pledges, with the understanding that the pledges so granted by Holinvest may refer only to the debts contracted by it, to the exclusion of the guarantee pledges of the debts of other parties.

(c) Hopa's obligation referred to in the previous paragraph (a)(ii) is understood in the sense of allowing Holinvest to freely dispose—during the lock-up period—of the Olivetti Instruments and/or Financial Instruments (but without application of the preferred right referred to in paragraph 7.03 below) provided that during said period, Holinvest keeps its ownership of a number of securities of not less than 65% and not more than 125% of those listed in the previous paragraph 4.01(ii)(A) and provided the shares of the companies director or indirectly controlled by Olivetti do not exceed 10% of the assets of Holinvest, without prejudice to the composition of the assets of Holinvest on the Relevant Date.

7.03 First Preferred Right in Favor of Olimpia.

(a) At the end of the Lock-up period referred to in the previous paragraph 7.02(a)(ii) and for the entire residual Term of the Agreements—and in any case until the effective date of the Spinoff and of the Holinvest Spinoff—Holinvest may freely dispose of the Financial Instruments and of the Olivetti Shares, provided it—should it carry out any of the transactions set forth in the previous paragraph 7.02(a)(ii)(A) and (B)—grant Olimpia (with written communication detailing the identity of the potential buyer whenever it is known to Holinvest, regardless of the fact that the sale takes place on the regulated market, and all the elements necessary for the adequate evaluation of the offer of the latter and of the elements showing his seriousness) a preferred right in the Olivetti Instruments which are the object of such transaction.

(b) It is understood that:

(i) the offer must be presented by the third party within (30) thirty Business Days from the date Olimpia received Holinvest's communication referred to in the previous paragraph 7.03(a);

(ii) the preferred right referred to in the previous paragraph (b) must be exercised by the Olimpia within two (2) Business Days after Olimpia's receipt of the respective denunciatio.

7.04 Holinvest's Bylaws. Hopa will take all necessary steps so that, by the date of the Merger and not later, Holinvest's bylaws be amended to allow Holinvest exclusively to engage in the holding and financial activity concerning ownership and trading of the Olivetti Shares, Olivetti Instruments and Financial Instruments, as well as the shares and/or financial instruments of the companies directly or indirectly controlled by Olivetti; Hopa's commitment is subject to the admissibility of such amendment pursuant to current legislation, without prejudice to the fact that Hopa will not be obligated to make such amendment whenever it implies the prohibition to Holinvest from continuing to own the holdings in securities other than those indicated in this paragraph, as currently owned, with the understand that, in this case, Hopa undertakes to cause Holinvest not to acquire new securities other than those described above. In addition, within the same term, Hopa undertakes to make in the current bylaws of Holinvet [sic] the amendments necessary to make it consistent with the model bylaws enclosed herewith under No. 7.04.

7.05 Second Preferred Right in Favor of Olimpia. (a) In the absence of a scenario of Accelerated Standstill, on the expiration of the first three-year period of the term of the Agreements (but completely independently from the fact that the agreements are extended for a subsequent three-year period or not) Hopa will cause Holinvest to execute with Olimpia a preferred rights agreement with a term of two years, under which—as of that date—Holinvest—whenever it intends to offer, pledge, sell, carry out preliminary sale steps, sell any sale option or contract, grant any option, right or warrant for acquisition, lend or otherwise transfer, assign or dispose (including by contribution or partial spinoff), directly or indirectly, all or part of Olivetti's holding post-Spinoff—it must offer it preferentially to Olimpia to the extent that, due to the transaction planned, Hopa and Holinvest would own together less than:

(i) 65% of the holding in Olivetti belonging to them by the effect of the Spinoff; or

(ii) 65% of the Olivetti Instruments owned by Holinvest on the reference date of the Spinoff.

(b) The preferred right referred to in the previous paragraph (a) must be exercised by Olimpia within 15 days after its receipt of the respective denunciatio.

(c) For the entire term of the preferred rights agreement set forth in this paragraph 7.05, the provisions of the previous paragraph 6.05 apply, mutatis mutandis.

ARTICLE VIII

STANDSTILL AND ACCELERATED STANDSTILL

8.01 Identification of standstill cases. For the purposes of this Contract, "Standstill" means a situation of disagreement, expressed in preliminary consultations or, in the absence thereof, in the Extraordinary Shareholders' Meeting of Olimpia or in the Board of Directors of Olimpia, among the Current Olimpia Shareholders, on the one hand, and Hopa, on the other hand, on a Relevant Subject, at any time during the Term of the Agreements.

8.02 Obligation of consultation. The Current Olimpia Shareholders undertake to first consult Hopa whenever a Relevant Deliberation must be discussed or approved.

8.03 Procedure. (a) For the performance of the obligation referred to in paragraph 8.02 above, the Current Olimpia Shareholders and Hopa undertake to meet, or to first consult each other by telephone conference or videoconference, subject to the appropriate minutes, within and not later than the third (3rd) day prior to the day scheduled for the meeting of the board or shareholders of Olimpia, or immediately after they become aware, in the event of urgent invitation from the meeting of the Board of Olimpia pursuant to the applicable bylaws' provisions.

(b) In the consultation referred to in this paragraph, the Current Olimpia Shareholders and Hopa will do everything possible to reach an agreement and/or identify a common position in the issues submitted to their examination, and undertake for this purpose to act in good faith.

(c) The unjustified absence of a Party in the preliminary consultation or its abstention from decisions reached during the consultation, implies acceptance of the decisions reached by the other Party and impose on the absent or abstaining Party the obligation to comply with and observe such decisions.

8.04 Manifestation of will. (a) Whenever the Current Olimpia Shareholders and Hopa, in the preliminary consultation referred to in paragraphs 8.02 and 8.03 above, reached an agreement concerning the issues submitted to said consultation, they will be obligated to express their will at the competent levels, according to the following provisions:

(i) by giving a joint representative delegation to participate in Olimpia's extraordinary shareholders' meeting and to cast the vote in said meeting, according to the decision made; or, as applicable,

(ii) to cause its representatives in the Board of Directors of Olimpia to participate in the meeting of the board and cast their vote there, according to the joint decisions reached in the preliminary consultation.

(b) Otherwise, in the absence of mutual agreement on the issues submitted to consultation, Hopa will be obligated to refrain from participating in the meeting of the shareholders or of the board and from casting or causing its vote to be cast at said level and/or refrain from expressing, at any level and mode, its will or position concerning the issue subject to said preliminary consultation, except as indicated in point (d) below.

(c) Whenever the preliminary consultation referred to in the previous paragraphs 8.02 and 8.03 does not take place by the fault of the Current Olimpia Shareholders, Hopa will have the right to participate in the meeting of the shareholders and/or board and cast or cause casting of its vote at that level and/or to express, at any level and mode, its will or position concerning the Relevant Subject, except as set forth in point (d) below.

(d) Whenever the situation referred to in point (b) or the situation referred to in point (c) above occur, Hopa will have the right to send to the Current Olimpia Shareholders, by telegram or registered letter and pursuant to paragraph 12.03, a "Standstill Notice" within the term of 15 (fifteen) days from the end of the consultation referred to in paragraph 8.03 or, in the absence of consultation, from the date of the decision referred to in the preceding paragraph 8.04(c).

(e) Within 30 Business Days from the date the Current Olimpia Shareholders received the Standstill Notice, the Parties must request—for the only purpose referred to in paragraph 10.01 below—by unappealable judgment of an Arbitration Board, to be appointed in accordance with Article XIII below, the ascertainment, for the purposes set forth in Article X, of whether or not the Standstill situation was declared by Hopa in good faith.

In any event, it is understood in order to avoid any doubt, that Hopa's right (as referred to in Article IX below) to have the Spinoff [and] the Holinvest Spinoff take place without the results of such ascertainment and therefore the Current Olimpia Shareholders must implement all necessary steps for the Spinoff and Holinvest Spinoff to take place within the term indicated in paragraph 9.01(c) below.

8.05 Rights of the Parties.

(a) Whenever Hopa sends to the Current Olivetti Shareholders a Standstill Notice pursuant to paragraph 9.04 (c) above, Hopa will have the right (which will be deemed exercised by the receipt of the Standstill Notice by the Current Olimpia Shareholders pursuant to point (c) paragraph 8.04 above) to claim—as of the end of the thirty-sixth (36) month after the date of the Merger (the "Initial Term")—all necessary steps to be taken so that within 6 months from the Initial Term, the Spinoff and Holinvest Spinoff take place pursuant to the applicable provisions of Article IX below.

(b) The Parties agree that in any case of absence of opt-out of the Parties and their consequent automatic renewal pursuant to the provisions of paragraph 6.00(b) above, the Initial Term must be considered from time to time [the end of the thirty-sixth (36) month after the date of each renewal].

8.06 Identification of Cases of Accelerated Standstill.

(a) Whenever—during the Term of the Agreements—one of the following events takes place (each of them an event of "Accelerated Standstill"):

(i) a decision is made for the merger and/or spinoff of Olimpia and/or Olivetti with companies other than companies directly or indirectly controlled;

(ii) Olimpia stops owning a holding in Olivetti at least equal to the Holding in Olivetti, including as a consequence of:

(A) transfer and/or assignment (including by spinoff) and/or contribution of all or part of its holding in Olivetti and/or Financial Instruments (with voting right) to companies belonging to the groups in which the Current Olimpia Shareholders are members or which are managed by them; or

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(B) transfer and/or assignment (including by spinoff) of all or part of its holding in Olivetti and/or Financial Instruments (with voting right) to third parties with payment in kind (for example by swap or contribution).

(iii) Olimpia's debt/equity Ratio—without prejudice to paragraph (b) below—exceeds 1:1;

(iv) the Current Olimpia Shareholders decide to contribute all or part of their total holding in Olimpia to companies belonging to groups in which the Current Olimpia Shareholders are members or which are managed by them;

(v) without prejudice tot he provisions of paragraph 8.06(b) (iii) (C) below, there are plans for transfer, assignment and/or conveyance (including by spinoff) under any status, of all or part of the total holding of the Current Olimpia Shareholders in Olimpia, to companies belonging to groups in which the Current Olimpia Shareholders are members or which are managed by them, at a price lower than the market price of Olimpia's holding in Olivetti plus (euro) 0.60 per Olivetti Share and/or Financial Instrument owned by Olimpia. It is understood that, whenever Extraordinary Transactions or Capital Transactions are carried out, such increase of (euro) 0.60 must be determined for a number of Olivetti Shares and/or Financial Instruments appropriately adjusted or adapted as a consequence of such Transactions, according to market practice, with the understanding that whenever, due to the determination of such number there is a disagreement between the Parties, such determination will be requested by the most diligent Party from a prime business bank chosen by mutual agreement or, in the absence thereof, designated by the President Judge of the Court of Milan;

(vi) there are plans for assignment and/or conveyance (including by spinoff) of all or part of the total participation of the Current Shareholders in Olimpia to third parties, with payment in kind (for example by swap or contribution), whenever the third party does not assume towards Hopa the same obligations assumed by the Current Olimpia Shareholders pursuant to the agreements, without prejudice to the fact that in such case Hopa will not be subject to any co-sale obligation;

in all these cases, Hopa will have the right to ask Olimpia and the Current Olimpia Shareholders to take all necessary steps in order to decide—pursuant to the applicable provisions of Article IX below—on the Spinoff and Holinvest Spinoff.

(b) The Parties mutually take note that:

(i) the right granted to Hopa in paragraph (a) above will be deemed exercised when the Current Olimpia Shareholders receive a written communication from Hopa indicating to the Current Olimpia Shareholders its desire to enforce its rights established in the event of Accelerated Standstill, "Accelerated Standstill Notice";

(ii) this communication must be sent by Hopa to the Current Olimpia Shareholders not later than by the fifteenth (15th) day after the occurrence of one of the events referred to in paragraph (a) above; (iii) in the event referred to in paragraph 8.06(a)(v) above, Hopa will not have:

(A) the right to exercise the co-sale rights reserved in its favor in paragraph 6.08(a) above;

(B) the right to exercise its preferred right established in the bylaws; and

(C) any co-sale obligation.

8.07 Exceptions to Cases of Accelerated Standstill.

(a) In partial derogation to the provisions of paragraph 8.06(a)(iii) above, the Parties mutually take note that:

(i) the occurrence of a possible excess over the ratio of 1:1 in the debt/equity Ratio of Olimpia, relevant for the purposes of paragraph 8.06(iii) above, will exclusively be that carried out by

Olimpia and the Current Olimpia Shareholders and communicated by them to Hopa (including as part of the approval of the periodic financial statements and balance sheets of Olimpia by its Board of Directors) quarterly, and at any time following a written request from Hopa to Olimpia; and

(ii) it may be considered that the event referred to in the previous paragraph 8.06(iii) took place only if, following said event, the debt/equity Ratio of Olimpia is not restored to a value equal to or lower than 1:1 within the next 5 days from the date of the communication by which Olimpia notifies Hopa that the debt/equity Ratio of Olimpia has exceeded 1:1 or, as an alternative, the latter does not irrevocably undertake to restore it, with the understanding that such restoration may occur (A) by non-refundable payments to the capital account made by the Current Olimpia Shareholders and without causing economic difficulties for Hopa or dilutions of the latter's holding in Olimpia or (B) by subordinated financing, with the understanding that, in this case, the current Olimpia Shareholders will be obligated (in order to avoid an Accelerated Standstill) to convert or replace within 60 (sixty) days such subordinated financing by non-refundable payments to the capital account, without causing economic difficulties for Hopa or dilution of the latter's holding in Olimpia.

(b) In addition, the Parties mutually take note that:

(i) the transfer or contribution of their holding in Olimpia will not constitute a case of Accelerated Standstill pursuant to paragraph 8.06(v) above:

(A) by one of the Current Olimpia Shareholders, to a company which is (and remains) controlled by it; and

(B) by Unicredito and Intesa to:

(1) a company subject to joint control of said parties in their respective bank group and as long as they remain members thereof; and/or

(2) to Pirelli, pursuant to the provisions of the current Pool Agreement between Pirelli, on the one hand, and Unicredito and Intesa on the other hand, provided that Pirelli—simultaneously with such assignment or contribution—is subrogated in the obligations assumed by Unicredito and Intesa towards Hopa pursuant to the Agreements and in general pursuant to this Contract;

(C) by Edizione to Pirelli pursuant to the provisions of the current Pool Agreement between Pirelli, on the one hand, and Edizione, on the other hand, whereby Pirelli is subrogated as of now, in the event of such assignment or contribution, in the obligations assumed by Edizione towards Hopa pursuant to the Agreements and, in general, pursuant to this Contract;

(ii) the assignments referred to in paragraph 8.07(b)(i) above will not give Hopa the right to exercise the co-sale rights reserved to it under paragraph 6.08(a) above, nor the preferred right established for it in the bylaws, nor will they create any co-sale obligation for Hopa.

8.08 Relations between Standstill and Accelerated Standstill. The Parties mutually take note that whenever, in the event of a Standstill, there is an event of Accelerated Standstill, the applicable provisions in the case of Accelerated Standstill will prevail and, whenever there is an Accelerated Standstill, there may be no Standstill or a subsequent Accelerated Standstill, with the understanding that in the event of a Standstill, an Accelerated Standstill may take place but a subsequent Standstill may not be deemed to occur.

ARTICLE IX

SPINOFF AND HOLINVEST SPINOFF

9.00 Triggering Events. Should Hopa exercise the rights set forth in its favor in paragraphs 8.05 and 8.06(a) above, and in the event of failure to renew the Agreements on their initial expiration or at the expiration of the subsequent renewals periods pursuant to paragraph 6.00 above:

(i) the Current Olimpia Shareholders undertake to do everything necessary so that—pursuant to the following paragraphs of this Article IX and in particular paragraph 9.01—the Spinoff takes place; and

(ii) Hopa and Olimpia undertake to do everything necessary so that—pursuant to the following paragraphs of this Article IX and in particular paragraph 9.04—the Holinvest Spinoff takes place.

9.01 The Spinoff.

(a) The Spinoff will consist of a partial spinoff of Olimpia as a consequence of which Hopa will receive the pro-quota of Olimpia's assets and liabilities.

(b) The reference date, including for the determination of the pro-quota of the assets and liabilities and without prejudice to paragraph 9.02, of the Spinoff (the "Relevant Date") will be:

(i) the Initial Term, in the event of Standstill and in the event of failure to renew the Agreements on the original expiration or on the expiration of the subsequent renewal periods (without prejudice to paragraph 8.05(b) above); and

(ii) a date coinciding with the third (3rd) Business Day following the date of the relevant event for the purposes of Accelerated Standstill, in the event of Accelerated Standstill.

(c) Without prejudice to paragraph 9.06 below, the Current Olimpia Shareholders must take all necessary steps to complete the Spinoff within six (6) months:

(i) from the Initial Term, in the event of Standstill and in the event of failure to renew the Agreements on the original expiration or on the expiration of the subsequent renewals periods; and

(ii) from the date of receipt of the Accelerated Standstill Notice, in the event of Accelerated Standstill.

9.02 Commitment of the Current Olimpia Shareholders. Without prejudice to paragraph 9.07 below for the so-called cash settlements, in all cases in which, pursuant to this Contract, it is necessary to proceed with the Spinoff, the Current Olimpia Shareholders must do everything necessary so that, on the Relevant Date:

(i) the assets of Olimpia consist at least of the Olivetti Holding (ii) the share of the Olivetti Holding and Financial Instruments to be attributed to Hopa in the Spinoff is equal to the percentage of Hopa's holding in the capital of Olimpia, without prejudice to the fact that, in the Spinoff, Hopa must be attributed a share of the Olivetti Holding including in the event that, on the Relevant Date, Olimpia has a holding lower than the Olivetti Holding, except that, upon the reduction of Olimpia's holding in Olivetti below the Olivetti Holding, the exercise of the co-sale right is obtained by Hopa; in this case, Hopa will be attributed the pro rata of Olimpia's holding in Olivetti and of its financial instruments;

(ii) Hopa will be attributed a portion, in a percentage equal to Hopa's holding percentage in Olimpia's capital,

(A) of Olimpia's holding in Holinvest on the Relevant Data; or

(B) the share reserved to Olimpia in connection with Holinvest's assets and liabilities on the same date.

9.03 Further Commitments in the Event of Standstill, Accelerated Standstill and Failure to Renew. In addition to the provisions of Paragraph 9.02 above, in the event of Spinoff following a Standstill, and an Accelerated Standstill or failure to renew the Agreements, the Current Olimpia Shareholders must take all necessary steps so that the debt/equity Ratio of Olimpia on the Relevant Date is not higher than 1:1.

9.04 Subsequent Commitments only in the Event of Accelerated Standstill. In addition to the provisions of paragraph 9.02 above, in the event of Spinoff following an Accelerated Standstill (and therefore not in the case of Standstill or failure to renew the Agreements), the Current Olimpia Shareholders must take all necessary steps so that the effects of the event which gives rise to Hopa's right to enforce the Accelerated Standstill (provided it does not consist of the events referred to in paragraphs 8.06(ii) and 8.06(iii) below) do not damage the Spinoff.

9.05 Holinvest Spinoff.

(a) The Holinvest Spinoff will consist of a partial spinoff of Holinvest as a consequence of which Olimpia will be attributed the pro-quota of the assets and liabilities of Holinvest.

(b) Without prejudice to paragraph 9.07 below, the reference date of the Holinvest Spinoff will be the Relevant Date of the Spinoff (and must therefore be determined pursuant to paragraph 9.01(b) above).

(c) Without prejudice to paragraph 9.07 below, Hopa must take all necessary steps for the Holinvest Spinoff to be completed within six (6) months:

(i) from the Initial Term, in the event of Standstill and in the event of failure to renew the Agreements on the original expiration or on the expiration of the subsequent renewals periods; and

(ii) from the date of receipt of the Accelerated Standstill Notice, in the event of Accelerated Standstill.

9.06 Commitment of Hopa. In all cases in which the Holinvest Spinoff must be carried out, Hopa will take all necessary steps so that, on the Relevant Date:

(i) Holinvest's debt/equity Ratio is not higher than 1:1; and

(ii) Holinvest's assets do not include financial instruments other than Olivetti Bonds or other Olivetti Instruments or financial instruments derivative from Extraordinary Transactions or Olivetti Shares arising from the conversion of the instruments of mentioned above, in addition to the Olivetti Shares referred to in paragraph 4.01 (a) (ii) (A) (4) above.

9.07 Modalities of the Spinoff and Holinvest Spinoff.

(a) Without prejudice to the previous paragraphs of this Article IX, the Parties mutually take note that, in order to carry out the agreement of the Parties in the event that it is necessary to proceed with the Spinoff and the Holinvest Spinoff:

(i) the Holinvest Spinoff must proceed and be effective before the Spinoff becomes effective, and must attribute to Olimpia (or, should it so require, in writing, to one of its fully-held subsidiaries) the pro-quota of the assets and liabilities of Holinvest (as set forth in paragraphs 9.05 and 9.06 above); however, it is understood that, whenever Hopa so desires, instead of the Holinvest Spinoff (and therefore instead of the allocation to Olimpia of the pro-quota of the assets and liabilities of Holinvest) Hopa may liquidate Olimpia [and therefore buy Olimpia's holding in Holinvest] with a payment in cash (so-called cash settlement) whose amount must be calculated equal to the difference, calculated at market prices on the Relevant Date, between the assets and liabilities which, in the event of the Holinvest Spinoff (and therefore in the event of allocation to Olimpia of the pro-quota of the assets and liabilities of Holinvest) would have been reserved for Olimpia; with the understanding that this right may be exercised by Hopa only within 15 (fifteen) Business Days from the Relevant Date, and that the payment of the aforementioned amount must take place within 15 (fifteen) Business Days after the exercise of said right.

(ii) subsequently—although without solution of continuity—at the time the Holinvest Spinoff becomes effective, the Spinoff will be carried out attributing to Hopa (or, if it so desires, to one of its fully-held subsidiaries) the pro-quota of the assets and liabilities of Olimpia (as set forth in paragraphs 9.01 to 9.04 above); however, it is understood that, whenever the Current Olimpia Shareholders so desire, instead of the Spinoff (and therefore instead of the allocation to Hopa of the pro-quota of the assets and liabilities of Olimpia) the Current Olimpia Shareholders may liquidate Hopa [and therefore buy the pro-quota, unless decided otherwise, of Hopa's entire holding in Olimpia] with a payment in cash (so-called cash settlement) whose amount must be calculated equal to the difference, calculated at market prices on the Relevant Date, between the assets and liabilities which, in the event of the Spinoff (and therefore in the event of allocation to Hopa of the pro-quota of the assets and liabilities of Olimpia) would have been reserved for Hopa; with the understanding that this right may be exercised by the Current Olimpia Shareholders only within 15 (fifteen) Business Days from the Relevant Date, and that the payment of the aforementioned amount must take place within 15 (fifteen) Business Days after the exercise of said right.

(iii) including in the event of cash settlement, Hopa will be paid or attributed the Increase Premium to which it is entitled pursuant to Article X below.

(iv) the stipulation of the Spinoff instrument will be subject to the stipulation of the preferred right agreement referred to in paragraph 7.05 above, whose enforceability will be, in turn, subject, as a suspensive condition, to the completion of the Spinoff.

(b) Furthermore, the Parties mutually take note of the fact that Olimpia's liabilities include a "syndicated loan," in the amount of (euro) 1.8 billion maturing in October 2006, which cannot be distributed as part of the Spinoff between the company subject to spinoff and the beneficiary, and that therefore:

(i) such syndicated loan will fully remain in the liabilities of Olimpia;

(ii) as part of the Spinoff, Olimpia will attribute to the beneficiary another financial loan, equal to the portion of the syndicated loan receivable by the beneficiary of the Spinoff, without changing the preexisting pro-quota of the assets and liabilities to which the beneficiary is entitled.

(c) The Parties mutually take note that, as part of the Holinvest Spinoff, as part of the attribution of the pro-quota of the applicable assets and liabilities, Hopa will be attributed 1,000,000 Olivetti Bonds and the respective debt as referred to in paragraph 4.01(ii)(D)(2).

[omitted]

ARTICLE X

INCREASE PREMIUM

10.00 Description. In all the events in which it is necessary to proceed with the spin-off, pursuant to the applicable provisions of this contract and in particular Article 9 above (in the calculation of the pro quota of the assets and liabilities to which the beneficiary is entitled under the spin off) Olimpia or the current Olimpia shareholders, if Olimpia fails to do so, must pay to Hopa, by the methods referred to in paragraph 10.04 below, but in addition to any right of Hopa by the effect of the spin-off pursuant to

Article IX above, an Increase Premium (the "Increase Premium") for each Olivetti share and/or financial instrument which, by the effect of the spin-off, must be attributed to Hopa (or should have been attributed to Hopa in the event that the current Olimpia shareholders would have exercised their right to the cash settlement pursuant to the paragraph 9.07(a) above, to be determined and paid pursuant to the provisions of the following paragraphs of this Article X. It is understood that, whenever Extraordinary Transactions or Capital Transactions are carried out, such Increase Premium must be paid for the entire number of Olivetti shares and/or financial instruments timely adjusted or adapted as a consequence of such transactions, according to market practice, with the understanding that whenever, due to the determination of such number there is a disagreement between the Parties, such determination will be requested by the most diligent Party from a prime business bank chosen by mutual agreement or, in the absence thereof, designated by the Presiding Judge of the Court of Milan; with the understanding that, without prejudice to paragraph (i) above, the Increase Premium will be paid only for the Olivetti shares and Financial Instruments directly or indirectly owned, held, or available to Olimpia as of the date of the Spinoff (net of those arising from the Holinvest Spinoff, which will consequently not be considered for the determination of the Increase Premium). Whenever actually paid, the Increase Premium must be considered to include all Hopa's claims following the Standstill or the accelerated Standstill, as the case may be.

10.01 The Increase Premium In The Event of Standstill: In the event that the spin-off takes place following a standstill, the Increase Premium must be determined as follows:

(i) at (euro) 0.35, whenever the arbitration board referred to in Article XIII below, selected by the parties pursuant to paragraph 8.04(d) above, determines that the standstill was declared by Hopa not in good faith; or instead

(ii) at (euro) 0.60, whenever the arbitration board referred to in Article XIII below, selected by the parties pursuant to paragraph 8.04(d) above, determines that the standstill was declared by Hopa in good faith.

10.02 The Increase Premium in the Event of Accelerated Standstill. In the event that the spin-off takes place following an accelerated standstill, the Increase Premium will be equal to (euro) 0.60, without prejudice to the fact that, in the case referred to in paragraph 8.06(ii) above, the Increase Premium will be equal to (euro) 0.70.

10.03 The Increase Premium in the Event of Failure to Renew the Agreements. In the event that the spin-off takes place as the consequence of the failure to renew the agreements, the Increase Premium will be determined according to the following provisions:

(i) the Increase Premium may not in any event and therefore not even if the parties resort to the evaluation of the investment banks referred to in paragraph (ii) below, be determined at an amount of less than (euro) 0.35;

(ii) the Increase Premium will be determined by mutual agreement between the current Olimpia shareholders and Hopa within 10 business days from the last day of the term of the agreement or, in the absence of such agreement, by two "investment banks" within the national standing selected one by each party; for the purposes of this paragraph 10.03. party means Hopa, on the one hand, and the current Olimpia shareholders on the other hand, without prejudice to the fact that, whenever the "investment banks" so appointment disagree on the evaluation within 30 business days from their appointment, the evaluation will be made by a third "investment bank" with the same standing, selected by agreement between the first two (at the time the parties give the task) or, in the absence of agreement, by the presiding judge of the Court of Milan;

(iii) the Presiding Judge of the Court of Milan will be (in the order and in the terms indicated above) also requested to appoint the "investment bank" which one of the parties may have omitted to appoint or to replace it, in the event of its subsequent transfer of the task; (iv) the evaluation referred to in point (i) above will be final and binding for the parties pursuant to articles 1349 and 1473 of the Civil Code, for the purposes of this Article X and in particular this paragraph 10.03.

10.04 Terms and Modalities of Payment of the Increase Premium. The Increase Premium must be paid or allocated to Hopa by Olimpia—or by the current Olimpia shareholders pursuant to paragraph 10.00 above—in immediately available funds;

(i) in the event referred to in paragraph 10.01 above;

(A) concerning the (euro) 0.35, at the time of affecting the spin-off: and

(B) concerning the possible balance (equal to (euro) 0.25) within 15 (fifteen) business days from the decision of the arbitration board, determining that the standstill was determined by Hopa in good faith;

(ii) in the event referred to in paragraph 10.02 above, concerning the (euro) 0.35, within 30 (thirty) calendar days from receipt of the accelerated standstill notice by the current Olimpia shareholders, and the balance of the applicable Increase Premium at the time of perfecting the spin-off;

(iii) in the event referred to in paragraph 10.03 above, within 30 (thirty) business days from the determination referred to in points (ii) to (iv) of paragraph 10.03 above;

ARTICLE XI

EXPENSES AND BURDENS

[omitted]

ARTICLE XII

GENERAL PROVISIONS

[omitted]

ARTICLE XIII

DISPUTE

[omitted]

Please note that the entire agreement (without omitted parts):

(i) will be deposited with the Company Registry of Milan and Turin/Ivrea pursuant to Article 122, paragraph 1(c) of Article 122 of Legislative Decree 58/98; and

(ii) is already available on Pirelli's web-site at www.pirelli.com

Milan, March 1 ,2003

ANNEX II

PRO FORMA CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2002

(Extract from the Information Document drawn up pursuant to Article 70.4 of the Consob Regulation for the Merger of Telecom Italia into Olivetti).

Pro forma consolidated balance sheet at 31 December 2002 and income statement for the year ended 31.12.2002

Olivetti Group—pro-forma consolidated balance sheet at 31 December 2002

	Olivetti Group before Merger	Reclassifications/ cancellation of equity investments		Conversion of Bond issues
		(in millions of euros)		
Assets				
Intangible assets:				
Goodwill Telecom	21,351		250	
other intangible	13,210			
Fixed assets	19,449			
Long-term investments				
Equity investments and advances on future capital contributions	2,576	299	(299)	
Others	1,424			
	58,010	299	(49)	
Working capital				
Inventories	584			
Trade accounts receivable	8,418			
Other assets	7,984			
Trade accounts payable	(6,168)			
Reserves for risks & charges	(5,826)			
Other liabilities	(7,616)			
	(2,624)			
Invested Capital net of operating liabilities	55,386	299	(49)	
Reserve for employee termination indemnity	(1,364)			
Invested capital, net of operating liabilities & the reserve for empl. term. indemn.	54,022	299	(49)	
Financed by:				
Shareholders' equity				
Parent Company interest	11,639			6
Minority interest	8,984		(49)	
	20,623		(49)	6
Medium/long-term debt	33,804			(7)
Net short-term borrowings				
Short-term borrowings	6,827			
Liquid assets & short-term financial assets	(7,394)	299		
Financial accrued expenses (income) & deferred expenses (income), net	162			1
	(405)	299		1
Total financial indebtedness	33,399	299		(6)
Total	54,022	299	(49)	(0)

Withdrawals	Tender Offer & cancellation of equity investments		Cancellation of treasury stock and distribution of reserves to third parties	Merger effects Reduction of minority interest on cancellation of treasury stock	Merger effects Exchange of T.I. shares held by minority shareholders	Cost of financing	Olivetti Group after Merger
		7,518					29,119
							13,210
							19,449
	8,695	(8,695)					2,576
			(334)				1,090
	8,695	(1,177)	(334)				65,444
							584
							8,418
						90	8,074
							(6,168)
							(5,826)
							(7,616)
						90	(2,534)
	8,695	(1,177)	(334)			90	62,910
							(1,364)
	8,695	(1,177)	(334)			90	61,546
(305)			(133)	28	3,001)		14,236
		(1,177)	(994)	(28)	(3,001)		3,734
(305)		(1,177)	(1,128)				17,970
305	8,695						42,797
			794				7,621
						90	(7,005)
							163
			794			90	778
305	8,695		794			90	43,576
	8,695	(1,177)	(334)			90	61,546

Olivetti Group—pro-forma consolidated income statement for the year ended 31 December 2002

(in millions of euros)	Olivetti Group before Merger	Cancellation of Telecom Italia investment write-down
Sales and service revenues	31,408	
Changes in inventories of work in progress, semi-finished and finished goods	(8)	
Changes in inventory of contract work in process	(42)	
Increases in capitalized internal construction costs	675	
Operating grants	20	
Standard production value	32,053	
Raw materials and outside services	(13,303)	
Value added	18,750	
Labor cost	(4,727)	
Gross operating profit	14,023	
Depreciation & amortization	(7,269)	
of which goodwill	(2,142)	
Other valuation adjustments	(605)	
Provisions to reserves for risks & charges	(171)	
Net other income	38	
Operating income	6,016	
Net investments and financial income (expense)	(3,036)	
of which value adjustments	(786)	
Income before extraordinary items and taxes	2,980	
Net extraordinary income (expenses)	(5,496)	
Income before taxes	(2,516)	
Income taxes	2,210	(1,078)
Net income (loss) before minority interest	(306)	(1,078)
Minority interest	(467)	
Net income (loss)	(773)	(1,078)

Cost of financing		Cancellation of tax credit on T.I. dividends	Amortization of consolidation goodwill	Accrued cost of financing	Minority interests	Tax effect on pro-forma accounts	Olivetti Group after Merger
Withdrawals	Tender Offer						
							31,408
							(8)
							(42)
							675
							20
							32,053
							(13,303)
							18,750
							(4,727)
							14,023
			(163)				(7,432)
			(163)				(2,305)
							(605)
							(171)
							38
			(163)				5,853
(13)	(356)			(69)			(3,474)
							(786)
(13)	(356)		(163)	(69)			2,379
							(5,496)
(13)	(356)		(163)	(69)			(3,117)
		(703)				796	1,225
(13)	(356)	(703)	(163)	(69)		796	(1,892)
					(152)		(619)
(13)	(356)	(703)	(163)	(69)	(152)	796	(2,511)

Description of the pro forma adjustments to the historical consolidated amounts at 31 December 2002 and for the year ended 31 December 2002

Pro forma adjustments to the historical consolidated balance sheet at 31 December 2002

1. The column "Reclassifications/cancellation of equity investments" refers to the investment in Telecom Italia that was included under working capital and not consolidated at 31 December 2002 but which, as explained in the reports of the Boards of Directors of Olivetti and Telecom Italia is involved in the Merger.
2. The column "Conversion of bond issues" refers to conversions carried out between 31 December 2002 and 15 April 2003 of Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 convertible bonds.
3. The column "Withdrawals" refers to the effect thereof on the assumption that 5% of Olivetti's shareholders, other than Olimpia and not considering treasury stock, exercise their right of withdrawal at a price of Euro 0.9996 per share, calculated as described below.
4. The column "Tender offer and cancellation of equity investments" refers to the outlay, financed by the line of credit remaining after the payment of withdrawals, for the purchase of Telecom Italia ordinary and savings shares at a price of respectively Euro 7.958 and Euro 4.812 per share, calculated as described below.
5. The column "Cancellation of treasury stock and distribution of reserves to third parties" refers to the cancellation by Telecom Italia of its ordinary and savings share treasury stock and the distribution of dividends to minority interests drawing on prior-year profits and reserves.
6. "Merger effects" show the reduction of the minority interest in the shareholders' equity following the cancellation of Telecom Italia's treasury stock and the exchange of the Telecom Italia shares held by the remaining minority shareholders.
7. The column "Cost of financing" shows the expense incurred in having the line of credit available.

Pro forma adjustments to the historical income statement for 2002

1. The column "Cancellation of the Telecom Italia investment writedown" shows the cancellation of the tax effect of the writedown of the investment in Telecom Italia included in Olivetti's income statement, since it was made only for tax purposes and in view of the fact that the writedown would not have been made on the assumption that the Merger was effective from 1 January 2002.
2. The columns "Cost of financing" (withdrawals and tender offer) shows the financial expense deriving from the use of the line of credit on the assumption that it was drawn down at the beginning of the year.
3. The column "Cancellation of tax credit on Telecom Italia dividends" records the elimination of the tax credit on the dividends received from Telecom Italia and shown in the income statement for the year.
4. The column "Amortization of consolidation goodwill" shows the amortization of the additional goodwill arising from the partial tender offer for Telecom Italia shares (Euro 7,518 million) and that arising from the reclassification of some Telecom Italia shares included in working capital as a long-term investment (Euro 250 million), for a total of Euro 388 million. The amortization charge was calculated with reference to a 20-year period. At the same time the remaining useful life of the existing goodwill was revised, which gave rise to a positive adjustment (lower amortization charge) of Euro 225 million.
5. The "Accrued cost of financing" is the part attributable to the year of the total expense incurred in having the line of credit available.
6. The "Tax effects on the pro forma accounts" refer to the tax liability incurred in 2002 by the Company Resulting from the Merger on the pro forma adjustments.

Assumptions made for the preparation of the pro forma data

Consideration was given to the Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 convertible bonds that had been converted by 15 April 2003, the last date for the conversion of Olivetti convertible bonds under the terms governing the issues.

The recent performance of the Olivetti share price, which is now higher than the value obtained from the calculation of the withdrawal price, means that the exercise of the right is not profitable. It was therefore prudentially assumed that withdrawals by Olivetti shareholders (other than Olimpia S.p.A. and not considering treasury stock) would amount to 5% of the share capital following the conversion of the Olivetti 1.5% 2001-2004 and Olivetti 1.5% 2001-2010 convertible bonds referred to above, at a price of Euro 0.9996 per share, obtained on the basis of the average of the official prices of the Olivetti share from 26 November 2002 to 9 May 2003, with the last official price kept unchanged from 9 May 2003 to 23 May 2003.

As regards the financing of the withdrawals by Olivetti shareholders, account was taken of the line of credit of Euro 9,000 million granted for that purpose and the related cost included in the pro forma income statement at an interest rate of 4.1% with consideration given to the three tranches in which it will be disbursed.

The whole of the portion of the financing referred to in the previous paragraph remaining after payment of the withdrawals, equal to Euro 8,695 million, was allocated to the voluntary partial Tender Offer for Telecom Italia ordinary and savings shares in equal percentages of the total ordinary and savings share capital. The tender offer prices assumed were Euro 7.958 per ordinary share and Euro 4.812 per savings share. These prices were obtained as the weighted average, augmented by 20%, of the official stock exchange prices of the Olivetti share from 12 March 2003 to 26 May 2003, the day of the third call of Olivetti's extraordinary shareholders' meeting, with the last official price available kept unchanged from 9 May 2003 to the day of the meeting, augmented by 20%.

As a consequence of the Tender Offer, Olivetti's in the total share capital of Telecom Italia after the Tender Offer and before the Merger rises from 39.53% to 56.79%.

The Tender Offer for Telecom Italia shares results in consolidation goodwill of Euro 7,518 million. The pro forma income statement contains an amortization charge corresponding to one twentieth of that amount.

Account was taken of the Telecom Italia dividend drawing on prior-year profits and reserves that will be submitted for approval to the shareholders' meeting called to approve the merger plan. Provision was made for the company to be absorbed to cancel its ordinary and savings share treasury stock deriving from buybacks.

On the basis of an independent appraisal, Euro 22,950 million of the total cancellation deficit of Euro 25,792 million that emerged in the post-Merger balance sheet was allocated to the equity investment in TIM.

By means of the redistribution mechanism, used to account for the Merger in the company financial statements, the pre-Merger value of Olivetti's share capital was kept unchanged at Euro 8,845 million. To permit the total participation in the Merger of the Telecom Italia shares held by Olivetti, those classified by the latter as trading securities were reclassified as long-term investments.

The expense incurred in obtaining the line of credit to pay for withdrawals and, for the portion remaining, for the purchase of shares in the Tender Offer amounted to Euro 90 million and was included in full in the pro forma balance sheet, while only the amount accruing in the first year was included in the pro forma income statement.

The costs that will be incurred in 2003 in connection with the successful outcome of the Merger for advisory services, legal opinions, valuations, etc., estimated to amount at most to Euro 110 million, were not considered among the pro forma amounts since they are non-recurring items.

Main effects on the income statements and balance sheets of changing the percentage of withdrawals assumed in preparing the pro forma data

The main effects on the income statements and balance sheets of changing the figure of 5% assumed for withdrawals in preparing the pro forma data and confirming acceptances of the Tender Offer utilizing all the portion of the Euro 9 billion line of credit not required to pay for the withdrawals (Euro 8,695 million) are shown in the table below.

		Absolute value			Changes		
Olivetti Group (in millions of euros)	Pro-forma	0%	25%	max % (1)	0%	25%	max %
Telecom Italia Goodwill	29,119	29,383	28,064	24,124	+264	−1,055	−4,995
Shareholders' equity after minority interest	14,236	14,500	13,181	9,241	+264	−1,055	−4,995
Result for the year after minority interest (2)	(2,511)	(2,524)	(2,458)	(2,261)	+(13)	−(53)	−(250)

(1) On the assumption of complete withdrawal apart from the shares held by Olimpia and treasury stock.

(2) The changes in the result are due to those in the amortization of the consolidation goodwill with the size of the Tender Offer for Telecom Italia shares.

Appendix I

Procedures for Holders of Telecom Italia Ordinary Share ADSs to Accept the Offer

The holders ("**Ordinary Share ADS Holders**") of Telecom Italia ordinary share American Depositary Shares ("**Ordinary Share ADSs**") evidenced by American Depositary Receipts ("**ADRs**"), must properly complete and execute the accompanying letter of transmittal related to Ordinary Share ADSs (the "**ADS Letter of Transmittal**") and, if applicable, the notice of guaranteed delivery to validly tender Ordinary Share ADSs. The Ordinary Share ADS Holders should read this section together with the instructions on the ADS Letter of Transmittal. The provisions of this section shall be deemed to be incorporated in, and form a part of, the ADS Letter of Transmittal. The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the ADS Letter of Transmittal and the U.S. Ordinary Letter of Transmittal constitute part of the terms of the Offer. Terms otherwise not defined herein have the meanings given in the Offer Document.

Valid Tender of Ordinary Share ADSs. The Ordinary Share ADS Holders may validly tender Ordinary Share ADSs by:

- Delivering either:
  - a properly completed and duly executed ADS Letter of Transmittal, or a facsimile thereof, or
  - in the case of a book-entry transfer, an agent's message (as defined below) instead of an ADS Letter of Transmittal,

  together with any required signature guarantees and any other required documents. The documents must be received by the Exchange Agent at one of its addresses set forth in the Offer Document. In addition, either the Exchange Agent must receive ADRs evidencing such Ordinary Share ADSs at one of its addresses or the Ordinary Share ADSs must be delivered pursuant to the procedures for book-entry transfer set forth below (and a confirmation of receipt of such transfer received by the Exchange Agent), or
- Complying with the guaranteed delivery procedures explained below.

All ADS Letters of Transmittal, ADRs evidencing Ordinary Share ADSs and any other required documents that Ordinary Share ADS Holders deliver to the Exchange Agent will, without any further action by the Exchange Agent, constitute acceptance of the Offer by such Ordinary Share ADS Holders, subject to the terms and conditions of the Offer, including as set forth in the ADS Letter of Transmittal. Acceptance by Ordinary Share ADS Holders of the Offer through the procedures described above will constitute a binding agreement between such Ordinary Share ADS Holders and Olivetti upon the terms and subject to the conditions of the Offer.

Ordinary Share ADS Holders tendering Ordinary Share ADSs, may not separately tender the Ordinary Shares represented by such Ordinary Share ADSs. If the conditions to the effectiveness of the Offer do not occur as described in subsection c.7 of the Offer Document, Olivetti will return the Ordinary Shares underlying the Ordinary Share ADSs as set forth in subsection c.7 of the Offer Document.

The method for delivering Ordinary Share ADSs and all other required documents is at the option and risk of the Ordinary Share ADS Holders. To Ordinary Share ADS Holders delivering Ordinary Share ADSs and all other required documents by mail, Olivetti recommends registered mail with return receipt requested and properly insured. In all cases Ordinary Share ADS Holders should allow sufficient time to ensure timely delivery. No acknowledgement of receipt of documents will be given by Olivetti or on Olivetti's behalf.

Book-Entry Transfer. The Exchange Agent has established an account at The Depository Trust Company ("**DTC**") with respect to the Ordinary Share ADSs held in book-entry form for purposes of the Offer. Any financial institution that is a participant in DTC's systems may make book-entry delivery of Ordinary Share



ADSs by transferring such Ordinary Share ADSs into the Exchange Agent's account at DTC in accordance with DTC's procedure for such transfer. Delivery of an ADS Letter of Transmittal, agent's message or other documents to DTC in accordance with DTC's procedures does not constitute delivery to the Exchange Agent. The term "agent's message" means a computer-generated message, transmitted by DTC and received by the Exchange Agent as part of a book-entry confirmation. The book-entry confirmation states that DTC has received an express acknowledgement from the DTC participant tendering the Ordinary Share ADSs that such participant has received and agrees to be bound by the terms of the Offer, including the ADS Letter of Transmittal, and that Olivetti may enforce such agreement against the participant.

The DTC system for the book-entry tender of Ordinary Share ADSs will close on or prior to the close of business, New York time, on July 17, 2003. After such time, but prior to the close of the Acceptance Period (which is 11:40 a.m. (New York time) on July 18, 2003, unless extended), persons wishing to tender through the DTC system will be required to have their DTC participant contact DTC directly in sufficient time to arrange for the manual processing of such tender. There is no guarantee that DTC will be able to process such manual tender in a timely manner.

Delivery of documents to the book-entry transfer facility according to the book-entry transfer facility's procedures does not constitute delivery to the Exchange Agent. Required documents must be transmitted to and received by the Exchange Agent at one of its addresses set forth on the ADS Letter of Transmittal.

Signature Guarantees. All signatures on ADS Letters of Transmittal must be guaranteed by an "Eligible Institution", as such term is defined in the ADS Letter of Transmittal. Signature guarantees are not required on the ADS Letter of Transmittal if:

- the ADS Letter of Transmittal is signed by a registered holder of Ordinary Share ADSs who has completed neither the box entitled "Special Delivery Instructions" nor the box entitled "Special Payment Instructions" on the ADS Letter of Transmittal, or
- Ordinary Share ADSs are tendered for the account of any Eligible Institution.

If an Ordinary Share ADS is registered in the name of a person other than the signatory of the ADS Letter of Transmittal, then the tendered Ordinary Share ADS must be endorsed or accompanied by appropriate stock powers, signed exactly as the name(s) of the registered owner(s) appear on the ADR relating to such Ordinary Share ADS, with the signatures on the ADRs or stock powers guaranteed as described above. See Instructions 1 and 5 to the ADS Letter of Transmittal.

Partial Tenders. Ordinary Share ADS Holders intending to tender fewer than all the Ordinary Share ADSs evidenced by any ADR, must indicate this in the box entitled "Number of Ordinary Shares ADSs Tendered" in the ADS Letter of Transmittal. In that case a new ADR for the remainder of the Ordinary Share ADSs evidenced by the original ADR will be, unless requested otherwise by the Ordinary Share ADS Holder, reissued in book-entry form in the name of the Ordinary Share ADS Holder and reflected on the books of the Ordinary Share ADS depository, as promptly as practicable after the Purchase Day. In the case of partial tenders, Ordinary Share ADSs not tendered will not be reissued to a person other than the registered holder. See Instruction 4 to the ADS Letter of Transmittal.

Guaranteed Delivery Procedures. Ordinary Share ADS Holders, desiring to tender Ordinary Share ADSs pursuant to the Offer, who:

- cannot complete the procedures for book-entry transfer on a timely basis, or
- cannot deliver all the other required documents to the Exchange Agent before the close of the Acceptance Period,
- have no immediate availability of certain Ordinary Share ADSs



may nevertheless tender such Ordinary Share ADSs if all the following conditions are met:

- the tender is made by or through an Eligible Institution;
- the Exchange Agent receives a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by Olivetti, on or before the close of the Acceptance Period; and
- the Exchange Agent receives, within three business days after the date of execution of such notice of guaranteed delivery, the ADRs evidencing all tendered Ordinary Share ADSs (or, in the case of Ordinary Share ADSs held in book-entry form, timely confirmation of the transfer of such Ordinary Share ADSs into the Exchange Agent's account at DTC), together with a properly completed and duly executed ADS Letter of Transmittal (or a facsimile thereof or an agent's message in lieu thereof) with any required signature guarantees and any other documents required by the ADS Letter of Transmittal. For these purposes, a "business day" is any day that the New York Stock Exchange is open for business.

Ordinary Share ADS Holders may deliver the notice of guaranteed delivery to the Exchange Agent by hand, facsimile transmission or mail, in any case to be received by the Exchange Agent prior to the close of the Acceptance Period. All notices of guaranteed delivery must include a signature guarantee by an Eligible Institution in the form set forth in such notice.

Substitute Acceptance Forms. Olivetti is providing Ordinary Share ADS Holders with an ADS Letter of Transmittal and a notice of guaranteed delivery. Ordinary Share ADS Holders who deliver a notice of guaranteed delivery to accept the Offer, must deliver an ADS Letter of Transmittal at a later date when delivering Ordinary Share ADSs to the Exchange Agent. Olivetti is providing U.S. holders of Ordinary Shares with a U.S. Ordinary Letter of Transmittal, which they must use to tender Ordinary Shares not represented by Ordinary Share ADSs and to accept the Offer with respect to such Ordinary Shares. Persons who hold both Ordinary Shares and Ordinary Share ADSs should use the U.S. Ordinary Letter of Transmittal to tender their Ordinary Shares and the ADS Letter of Transmittal to tender their Ordinary Share ADSs. Persons who hold Ordinary Shares may not tender their Ordinary Shares to the Exchange Agent. Any such tender shall be considered invalid. Only persons holding Ordinary Share ADSs may tender to the Exchange Agent. Should Ordinary Share ADS Holders or holders of Ordinary Shares have questions as to which form to use, they should contact the U.S. Information Agent or the Exchange Agent at the addresses and telephone numbers set forth in the Offer Document.

Purchase of Ordinary Share ADSs. By executing the ADS Letter of Transmittal, Ordinary Share ADS Holders will agree that, effective from and after the day of publication of the notice announcing the results of the Offer referred to in subsection c.5 of the Offer Document (the "**Purchase Day**"), which will be within five business days of the close of the Acceptance Period following the completion of the proration, if any, with respect to Ordinary Share ADSs in respect of which the Offer has been accepted or is deemed to have been accepted ("**Accepted Ordinary Share ADSs**"):

(a) Olivetti shall have full title to and ownership of such Accepted Ordinary Share ADSs in accordance with the terms of and subject to the conditions of the Offer (including the return of the Ordinary Share ADSs if the Merger does not become effective by December 31, 2003);

(b) the Accepted Ordinary Share ADSs will be placed into escrow in the name of Olivetti until the Payment Day, as set forth in subsection a.2 of the Offer Document and during such time Olivetti will not be authorized to dispose of any of such Ordinary Share ADSs; and

(c) payment for such Accepted Ordinary Share ADSs will be made within five business days of the Date of Effectiveness of the Merger.

If, as result of proration, not all Ordinary Share ADSs tendered by an Ordinary Share ADS Holder are accepted, Ordinary Share ADSs that are not so accepted will be reissued to the Ordinary Share ADS Holder, unless requested otherwise by the Ordinary Share ADS Holder, and reflected on the books of the Ordinary Share ADS depository in book-entry form in the name of the Ordinary Share ADS Holder. Fractional Ordinary Share ADSs which may result from proration will be rounded down to the nearest whole Ordinary Share ADS. Please see below under "Treatment of Fractional ADSs". The Exchange Agent will return or reissue such Ordinary Share ADSs as promptly as practicable after the final proration percentage is determined by Olivetti.

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Other Requirements. By executing the ADS Letter of Transmittal, each Ordinary Share ADS Holder will represent and warrant that:

- they have full power and authority to accept the Offer and to tender, sell, assign and transfer Ordinary Shares represented by their Ordinary Share ADSs in respect of which they are accepting the Offer or are deemed to be accepting it (and any and all other Ordinary Share ADSs, securities or rights issued or issuable in respect of such Ordinary Share ADSs); and
- when Olivetti purchases their Ordinary Share ADSs on the Purchase Day, Olivetti will, subject to the terms and conditions of the Offer (including the return of the Ordinary Share ADSs if the Merger does not become effective by December 31, 2003), acquire good and valid title to such Ordinary Share ADSs, free from all liens, equitable interests, charges, encumbrances and together with all rights attaching to them, including voting rights and the right to receive all dividends and other distributions declared, made or paid on or after the Purchase Day with respect to Ordinary Shares represented by Ordinary Share ADSs.

Ordinary Share ADS Holders will, upon request, execute any additional documents that Olivetti or the Exchange Agent deem to be necessary or desirable to complete the sale, assignment and transfer of Ordinary Share ADSs in respect of which the Offer is being accepted (and any and all other Ordinary Share ADSs).

The execution of the ADS Letter of Transmittal, together with any signature guarantees, and its delivery to the Exchange Agent shall constitute an authority to any director of Olivetti and/or any of their agents in accordance with the terms of the Offer.

Treatment of fractional ADSs. Only whole Ordinary Shares and Ordinary Share ADSs will be acquired under the Offer. In the event that proration results in fractional Ordinary Shares or Ordinary Share ADSs to be acquired from a shareholder, the number of such Ordinary Shares and Ordinary Share ADSs to be acquired will be rounded down to the nearest whole number.

To the extent Ordinary Share ADS Holders wish to withdraw the underlying Ordinary Shares for the purpose of tendering such Ordinary Shares into the Offer, Olivetti has agreed that it will pay the costs associated with the withdrawal for this purpose. Olivetti has also agreed that if such tender results in less than all of such ordinary shares being acquired by Olivetti in the Offer, Olivetti will also bear the costs associated with redepositing such unpurchased Ordinary Shares into the existing or any new ADR facility.

Determination of validity of the tender of Ordinary Shares and Ordinary Share ADSs. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Ordinary Shares and Ordinary Share ADSs under any of the procedures described in this document or any Letter of Transmittal will be determined by Olivetti in its sole discretion and in accordance with Italian law. Olivetti reserves the absolute right to reject any and all tenders of any such Ordinary Shares and Ordinary Share ADSs determined by it not to be properly tendered.

Olivetti reserves the right to reject any and all tenders of any such Ordinary Shares and Ordinary Share ADSs if their acceptance may, in the opinion of Olivetti's counsel, be unlawful. If any Ordinary Share ADSs tendered are not purchased because of an invalid tender, the Ordinary Share ADSs represented by such ADR certificates and other documents relating to such Ordinary Share ADSs, if any, will be issued in the name of the person entitled thereto and, in the case of other documents, returned, without expense to, but at the risk of, the tendering holder (or, in the case of such Ordinary Share ADSs delivered by book-entry transfer, the appropriate book-entry transfer will be effected), as promptly as practicable. Any tendered Ordinary Shares not purchased because of an invalid tender will similarly be returned by transfer of such Ordinary Shares to the holder.



Neither Olivetti, nor the Exchange Agent, nor any other person shall be under any duty to give or incur any liability for failure to give any notification of defects or irregularities. Tenders of Ordinary Shares and Ordinary Share ADSs will not be deemed to have been made until all such defects or irregularities have been cured or waived or satisfied before the close of the Acceptance Period.

If you are an Ordinary Share ADS Holder in any doubt about the procedure for acceptance, please telephone the Information Agent or the Exchange Agent at the telephone numbers set forth in the Offer Document.

Payment of Consideration. Subject to the terms and conditions of the Offer Olivetti will pay for Ordinary Share ADSs within five business days of the Date of Effectiveness of the Merger (the "**Payment Day**"), as set forth in subsection a.2 of the Offer Document. Notwithstanding any other provision of the Offer, no Ordinary Share ADS tendered in the Offer will constitute acceptance of the Offer unless the Exchange Agent has timely received:

- certificates or other requisite documents evidencing such Ordinary Share ADSs (or, in the case of Ordinary Share ADSs held in book-entry form, timely confirmation of a book-entry transfer of such Ordinary Share ADSs into the Exchange Agent's account at DTC),
- a properly completed and duly executed ADS Letter of Transmittal (or, in the case of a book-entry transfer, an agent's message) with any required signature guarantees, and
- any other documents required by the ADS Letter of Transmittal.

On the Payment Day, the Exchange Agent will deliver the U.S. dollar equivalent of the tender offer consideration in exchange for Ordinary Share ADSs subject to the terms and conditions of the Offer. The Exchange Agent will act as agent for the Ordinary Share ADS Holders accepting the Offer for the purpose of receiving such cash consideration and making payment to such holders. Under no circumstances will Olivetti or the Exchange Agent pay interest regardless of any delay in making such payment.

If Olivetti does not purchase tendered Ordinary Share ADSs because of:

- an invalid acceptance,
- the termination of the Offer as described in subsection c.7 of the Offer Document, or
- otherwise,

the tendered Ordinary Share ADSs evidenced by ADRs and other documents of title, if any, will be returned or reissued without expense to, but, at the risk of, the tendering Ordinary Share ADS Holders of those Ordinary Share ADSs as set out in the Offer Document and as promptly as practicable. In the case of Ordinary Share ADSs delivered by book-entry transfer, such Ordinary Share ADSs will be transferred to an account maintained at DTC.

Fees and Expenses. All fees and expenses of the Exchange Agent incurred in connection with the Offer, including any fees and expenses associated with a cancellation of Ordinary Share ADSs and a withdrawal of the Ordinary Shares underlying the Ordinary Share ADSs that may be effected by the Exchange Agent in order to effect the tender of the Ordinary Share ADSs, will be paid by Olivetti.

Price Range of Telecom Italia Ordinary Share ADSs

Ordinary Share ADSs trade on the New York Stock Exchange under the symbol "TI". The following table sets forth, for the quarter indicated, the actual high and low sales prices per Ordinary Share ADS (each representing 10 Ordinary Shares) on the New York Stock Exchange.

New York Stock Exchange

	Price of Telecom Italia Ordinary Shares ADSs	
	High (U.S.$)	Low (U.S.$)
2002:		
First Quarter	88.75	75.18
Second Quarter	85.00	74.60
Third Quarter	83.20	71.35
Fourth Quarter	85.25	70.45
2003:		
First Quarter	80.19	58.65
Second Quarter (through May 30)	94.43	70.14

On June 19, 2003, the last business day prior to the printing of this document, the last reported sale price of Ordinary Share ADSs on the New York Stock Exchange was U.S.$93.74 per Ordinary Share ADS. Ordinary Share ADS Holders are urged to obtain current and historical market quotations for the Ordinary Share ADSs.

Appendix II

CERTAIN INCOME TAX CONSEQUENCES

The following discussion is a summary of certain Italian and U.S. federal income tax consequences of (i) the merger (the "**Merger**") of Telecom Italia S.p.A. ("**Telecom Italia**") with Olivetti S.p.A. ("**Olivetti**") to holders of Telecom Italia ordinary shares and Telecom Italia ordinary share ADRs represented by ADSs ("**Telecom Italia Ordinary Shares**" and "**Telecom Italia Ordinary Share ADSs**", respectively), (ii) the voluntary partial tender offer by Olivetti to holders of Telecom Italia Ordinary Shares and Telecom Italia Ordinary Share ADSs (the "**Offer**") and (iii) the ownership of ordinary shares and ordinary share ADSs received in the Merger ("**New Telecom Italia Ordinary Shares**" and "**New Telecom Italia Ordinary Share ADSs**", respectively). The following discussion is not intended to be a complete discussion of all potential tax effects that might be relevant and does not address the tax consequences to a holder of both Telecom Italia Ordinary Shares (or Telecom Italia Ordinary Share ADSs) and Telecom Italia Savings Shares (or Telecom Italia Savings Share ADSs) with respect to such Telecom Italia Savings Shares (or Telecom Italia Savings Share ADSs).

Italian Taxation

The following is a summary of certain Italian tax consequences of (i) the Merger to a holder of Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs who is not a resident of Italy, (ii) the Offer to a holder of Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs who is not a resident of Italy and (iii) the ownership and disposition of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs by a holder who is not a resident of Italy as at the date hereof. It does not purport to be a complete analysis of all potential tax matters relevant to a decision to hold Telecom Italia Ordinary Shares, Telecom Italia Ordinary Share ADSs, New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs. For purposes of Italian law and the Italian-U.S. income tax convention (the "**Treaty**"), owners of Telecom Italia Ordinary ADSs or New Telecom Italia Ordinary ADSs will be treated as owners of the underlying Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Shares, as the case may be.

Tax Consequences of the Merger and the Offer

For Italian tax purposes, the exchange of Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs pursuant to the Merger does not constitute a disposition of Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs and is, therefore, not subject to capital gains tax. The tax value and the holding period of the exchanged Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs is rolled over to the New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs received in exchange. The exchange of Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs pursuant to the Merger is not subject to Italian transfer tax.

Non-residents of Italy who dispose of Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs pursuant to the Offer are subject to tax in the same way as when they make any other disposition of shares in a company resident in Italy for tax purposes. See "Tax Consequences of the Ownership and Disposition of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs—Capital Gains Tax" below.

Tax Consequences of the Ownership and Disposition of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs

Income Tax

With respect to dividends paid to beneficial holders of New Telecom Italia Ordinary Shares and New Telecom Italia Ordinary Share ADSs who are not Italian residents and do not have a permanent establishment in Italy to which dividends are connected, Italian law provides for a 27% withholding tax on dividends paid.

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Under Italian law, all shares of Italian listed companies have to be registered in a centralized deposit system. With respect to dividends paid in connection with shares held in the centralized deposit system managed by Monte Titoli, such as New Telecom Italia Ordinary Shares, instead of the 27% withholding taxe mentioned above, a substitute tax will apply at the same tax rate. This substitute tax is levied by the Italian authorized intermediaries participating in the Monte Titoli system and with whom the securities are deposited and also by non-Italian authorized intermediaries participating, directly or through a non-Italian centralized deposit system, in the Monte Titoli system.

In the case of dividends derived by a U.S. partnership, the reduction of the tax rate under the Treaty is only available to the extent such dividends are subject to U.S. tax in the hands of the partners.

Transfer Tax

No transfer tax is payable upon the transfer of New Telecom Italia Ordinary Shares through Telematico. Other types of transfers of shares listed on Telematico and ADSs are also exempted from the payment of transfer tax provided that the parties entering into the agreement pursuant to which the transfer takes place are (i) banks, Italian securities dealing firms ("**SIMs**") exchange agents or (ii) banks, SIMs or exchange agents on the one hand, and non-residents on the other hand or (iii) banks, SIMs or resident or non-resident exchange agents, on the one hand, and investment funds on the other hand. In any other case, transfer tax is currently payable at the following rates:

—€0.072 per €51.65 (or any fraction) of the price at which the shares or ADSs are transferred when the transfer is made between private individuals directly or through an intermediary that is not a bank, SIM or exchange agent;

—€0.0258 per €51.65 (or any fraction) of the price at which the shares or ADSs are transferred when the transfer is made either (i) between bank, SIM or exchange agent and a private individual or (ii) between private individuals through a bank, SIM or exchange agent; and

—€0.0062 per €51.65 (or any fraction) of the price at which the shares or ADSs are transferred when the transfer is made between banks, SIMs or exchange agents.

The mere change of the depositary (e.g., Euroclear, Clearstream, Monte Titoli, DTC or the Depositary) not involving a transfer of the ownership of the transferred shares will not trigger the Italian transfer tax.

Capital Gains Tax

Under Italian law, capital gains tax ("**CGT**") is levied on capital gains realized by non-residents from the disposition of shares in companies resident in Italy for tax purposes even if those shares are held outside of Italy.

Capital gains on the sale of New Telecom Italia Savings Shares and New Telecom Italia Savings Share ADSs are generally subject to CGT at a rate of 12.5%. However, capital gains realized by non-resident holders on the sale of non-qualified shareholdings, such as New Telecom Italia Savings Shares and New Telecom Italia Savings Share ADSs, in companies listed on a stock exchange and resident in Italy for tax purposes (as will be the case for New Telecom Italia) are not subject to CGT. In order to obtain this exemption for non-resident holders, New Telecom Italia could require a simple declaration from U.S. residents in which they have to declare that they are U.S. residents for tax purposes.

Where losses exceed gains, they can be carried forward for up to the fourth taxable period.

Pursuant to the Treaty, a U.S. resident will not be subject to CGT unless the New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs form part of the business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell New Telecom Italia Ordinary Shares or New

Telecom Italia Ordinary Share ADSs may be required to produce appropriate documentation establishing that the above mentioned conditions of non-taxability pursuant to the Treaty have been satisfied if CGT would otherwise be applicable.

Inheritance and Gift Tax

According to Law No. 383 of 18 October 2001 ("Law No. 383"), Italian inheritance and gift tax, previously payable on transfer of securities on death or by gift, has been abolished as of 25 October 2001.

However, for donees other than spouses, direct descendants or ancestors and other relatives within the fourth degree, if and to the extent that the value of the gift to any such donee exceeds € 180.759,91, the gift of shares may be subject to the ordinary transfer taxes that would apply if the shares had been transferred for consideration (i.e. registration tax at the flat rate of € 129.11).

Moreover, an anti-avoidance rule is provided by Law No. 383 for any gift of assets (such as shares) which, if sold for consideration, would give rise to capital gains subject to CGT. In particular, if the donee sells the shares for consideration within 5 years from the receipt thereof as gift, the donee will be required to pay the relevant CGT, where applicable, as if the gift has never taken place.

There is currently no gift tax convention between Italy and the United States.

U.S. Federal Income Tax Consequences

The following are certain U.S. federal income tax consequences to a holder of Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs of (i) the Merger, (ii) the Offer and (iii) the ownership and disposal of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs acquired in the Merger. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury regulations, administrative interpretations, court decisions as well as the Italian-U.S. income tax convention (the "Treaty"), all as in effect as of the date of this Information Statement, all of which may change, possibly with retroactive effect.

The discussion below applies to you only if you are a beneficial owner of Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs who holds such shares or ADSs as capital assets and are, for U.S. federal tax purposes:

—a citizen or resident of the United States;

—a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

—an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

It does not address all aspects of U.S. federal income taxation that may be important to you in light of your particular circumstances or if you are a shareholder or ADS holder subject to special rules, such as:

—certain financial institutions;

—insurance companies;

—dealers and traders in securities or foreign currencies;

—persons holding Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs as part of a hedge, straddle or conversion transaction;

—persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

—partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

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—persons liable for the alternative minimum tax;

—tax-exempt organizations;

—a shareholder or ADS holder who, actually or constructively, owns, or has owned at any time during the five year period ending on the date of the Merger, 10% or more of the total combined voting power of all classes of Telecom Italia stock entitled to vote or who will own 10% or more of the total voting combined power of all classes of stock entitled to vote of the surviving company in the Merger ("**New Telecom Italia**"); or

—persons who acquired Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs pursuant to the exercise of any employee stock option or otherwise as compensation.

This discussion is based on representations made by Telecom Italia and Olivetti in certificates of officers of Telecom Italia and Olivetti and assumes that the Merger will be completed in the manner contemplated by the information statement describing the Merger sent to U.S. Telecom Italia savings shareholders and savings share ADS holders. If this assumption or any of those representations is inaccurate, the tax consequences of the Merger and the Offer could differ from those described herein. Neither Telecom Italia nor Olivetti intends to obtain a ruling from the U.S. Internal Revenue Service on the tax consequences of the Merger or the Offer.

You and each of your employees, representatives, or other agents are authorized to disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the Merger, the Offer and the ownership and disposition of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs acquired in the Merger and all materials of any kind, including opinions or other tax analyses, that have been provided to you relating to such U.S. federal income tax treatment and tax structure.

U.S. Federal Income Tax Consequences of the Merger

The Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and Olivetti and Telecom Italia will each be a party to that reorganization within the meaning of Section 368(b) of the Code.

For U.S. federal income tax purposes:

—You will not recognize any gain or loss upon your exchange of Telecom Italia shares or Telecom Italia ADSs for New Telecom Italia shares or New Telecom Italia ADSs, except to the extent of any euros received in the Offer (as described below).

—You will have a tax basis in the New Telecom Italia shares or New Telecom Italia ADSs received in the Merger equal to the tax basis of the Telecom Italia shares or Telecom Italia ADSs you surrender in the Merger, which will be decreased by the U.S. dollar value of any euros received in the Offer and increased by the amount of any dividend income or any gain recognized in connection with the Offer.

—The holding period for New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs received in exchange for Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs in the Merger will include the holding period for the Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs surrendered in the Merger.

This discussion does not address the receipt of cash instead of fractional shares or ADSs in the Merger. Please consult your tax adviser regarding the taxation of cash received instead of fractional shares or ADSs.

U.S. federal income tax consequences to holders of Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs who participate in the Offer

If you are a holder of Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs who receives euros pursuant to the Offer, you will be treated as having transferred your Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs for New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs and an amount equal to the U.S. dollar value of the euros received in the Offer. You will be required to recognize gain on the exchange of your Telecom Italia Ordinary Shares or Telecom Italia Ordinary Share ADSs for New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs and euros to the extent of the U.S. dollar value of the euros on the date of receipt by the Depositary in the case of an ADS holder, or by you in the case of a shareholder. If you do not satisfy one of the three tests described in the following paragraph, this gain will be treated as a dividend to the extent of New Telecom Italia's current and accumulated earnings and profits, determined in accordance with U.S. federal income tax principles, and will generally be taxed in the same way as dividends on New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs as described below under "U.S. Federal Income Tax Consequences of Owning and Disposition of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs—Taxation of dividends". Unless your interest in New Telecom Italia is completely redeemed as described in the following paragraph, you will not be permitted to recognize any loss in connection with your participation in the Offer.

Gain attributable to the euros received in the Offer will be treated as capital gain instead of a dividend if (i) your interest in New Telecom Italia (including your interest in any savings shares or savings shares ADSs) is completely redeemed, (ii) you satisfy a "substantially disproportionate" redemption test by reducing your percentage interest in New Telecom Italia (including, for this purpose, you interest in any savings shares or savings share ADSs) by more than 20% or (iii) you otherwise demonstrate that the disposition of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs pursuant to the Offer is "not essentially equivalent to a dividend" by reason of having a "meaningful reduction" in your interest in New Telecom Italia. For purposes of applying these tests, you will be treated as having transferred all of your Telecom Italia shares or ADSs (including any savings shares or savings share ADSs you hold) for New Telecom Italia shares or ADSs in the Merger, the relevant portion of which are then redeemed for euros in the Offer. The U.S. Internal Revenue Service has indicated that even a small reduction in the proportionate interest of a small minority stockholder in a publicly-held corporation who exercises no control over corporate affairs may constitute such a "meaningful reduction." For purposes of applying these tests, you are treated as constructively owning stock in certain circumstances, including if you have an option or other right to purchase New Telecom Italia shares or ADSs (including savings shares or saving share ADSs) or if you bear certain relationships to another owner of New Telecom Italia shares or ADSs, including an owner of savings shares or savings share ADSs, (such as owning 50% or more of the value of the stock in a corporation that owns, actually or constructively, stock or ADSs in New Telecom Italia, or being an individual shareholder that is a member of the family of another New Telecom Italia shareholder or ADS holder). You should consult your own tax adviser to determine whether your receipt of euros pursuant to the Offer will result in a capital gain or a dividend.

If you are a Telecom Italia Ordinary Share ADS holder and you receive cash in lieu of a fractional ADS in connection with the Offer, you will recognize capital gain or loss based on the difference between the amount of cash received and your adjusted tax basis in the fractional ADS surrendered. The gain or loss will generally be U.S. source gain or loss. You should consult your own tax adviser about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers and capital losses, the deductibility of which may be limited.

U.S. Federal Income Tax Consequences of Owning and Disposing of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs

This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Accordingly, the analysis of the creditability of Italian taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

For U.S. federal income tax purposes, owners of New Telecom Italia Ordinary Share ADSs will be treated as owners of the underlying New Telecom Italia Ordinary Shares represented by those ADSs.

Taxation of dividends

Distributions made with respect to the New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs (other than certain pro rata distributions of New Telecom Italia shares or ADSs), without reduction for any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from New Telecom Italia's current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. Under recently enacted legislation, dividends received by noncorporate persons on New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisor regarding the application of this new legislation to your particular circumstances.

You will not be entitled to claim a dividends-received deduction for dividends paid on the New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs. The amount of any cash distribution paid in euros will be equal to the U.S. dollar value of the euro distribution, including the amount of any Italian tax withheld, on the date of receipt by the Depositary in the case of an ADS holder, or by you in the case of a shareholder, regardless of whether the payment is in fact converted into U.S. dollars. Gain or loss, if any, recognized on the sale or other disposition of euros will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Subject to certain limitations and restrictions, Italian taxes withheld from distributions at a rate not in excess of the rate provided in the Treaty will be eligible for credit against your U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Treaty will generally not be eligible for credit against your U.S. federal income tax liability.

The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends on the New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs will generally constitute "passive income" or, for certain holders, "financial services income". You should consult your tax advisor concerning the foreign tax credit implications of the payment of these withholding taxes.

Sale or other disposition of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs

You will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs in the same manner as you would on the sale or exchange of any other shares held as capital assets. As a result, you will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and your adjusted basis in the New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs. The gain or loss will generally be U.S. source gain or loss. You should consult your own tax advisor about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Passive Foreign Investment Company Rules

Based on the nature of its business, New Telecom Italia does not expect to be considered a "passive foreign investment company" ("PFIC") for United States federal income tax purposes. However, since PFIC status



depends upon the composition of New Telecom Italia's income and assets and the market value of New Telecom Italia's assets (including, among others, less than 25 percent owned equity investments) from time to time, there can be no assurance that New Telecom Italia will not be considered a PFIC for any taxable year. If New Telecom Italia were treated as a PFIC for any taxable year during which you held New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs, certain adverse consequences could apply to you.

Information Reporting and Backup Withholding

(i) Holders of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs may, under certain circumstances, be subject to information reporting and backup withholding with respect to dividends or the proceeds of any sale, exchange or redemption of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs and (ii) Holders of Telecom Italia Ordinary Shares and Ordinary Share ADSs may, under certain circumstances, be subject to information reporting and back up withholding with respect to cash received in Offer unless, in each case, you:

— are a corporation or come within certain other exempt categories, and, when required, demonstrate this fact, or

— provide a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with applicable requirements of the backup withholding rules.

Any amount withheld under these rules will be creditable against your U.S. federal income tax liability if you provide the required information to the U.S. Internal Revenue Service. If you are required to and do not provide a correct taxpayer identification number, you may be subject to penalties imposed by the U.S. Internal Revenue Service.

This discussion of material U.S. federal income tax consequences is not a complete analysis or description of all potential federal income tax consequences of the Merger and the Offer or of owning or disposition of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs received in the Merger. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any non-U.S. federal income tax or any foreign, state or local tax consequences of the Merger and the Offer or of owning or disposing of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs received in the Merger. **Accordingly, we strongly urge you to consult your own tax advisor to determine the particular U.S. federal, state or local or foreign income or other tax consequences to you of the Merger and the Offer and of owning or disposing of New Telecom Italia Ordinary Shares or New Telecom Italia Ordinary Share ADSs received in the Merger.**

EXHIBIT 3.5

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT ABOUT WHAT ACTION TO TAKE IN CONNECTION WITH THE OFFER YOU SHOULD IMMEDIATELY CONSULT YOUR STOCKBROKER, BANK MANAGER, ATTORNEY OR ACCOUNTANT OR AN INDEPENDENT FINANCIAL ADVISER.

ADS LETTER OF TRANSMITTAL

To Accept the Offer

of

OLIVETTI S.p.A.

for

Outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary Shares of Telecom Italia S.p.A. (Evidenced by American Depositary Receipts)

of

Telecom Italia S.p.A.

Pursuant to the Offer as described in the Offer Document, dated June 20, 2003

THE OFFER WILL EXPIRE AT 11:40 A.M., NEW YORK CITY TIME, ON JULY 18, 2003, UNLESS EXTENDED.

The Exchange Agent for the Offer is:

JPMorgan Chase Bank

By Facsimile Transmission (for Eligible Institutions only): (781) 380-3388

Confirm by Telephone: (781) 843-1833 ext 200

By Overnight Courier:

JPMorgan Chase Bank
c/o EquiServe Corporate Reorganization
161 Bay State Drive
Braintree, MA 02184

By Mail:

JPMorgan Chase Bank
c/o EquiServe Corporate Reorganization
PO Box 43006
Providence, RI 02940-3006

By Hand:

JPMorgan Chase Bank
c/o Securities & Transfer Reporting Services
100 William Street, Galleria
New York, NY 10038

For Information, Telephone: (888) 249-6634 (toll-free in the United States)

THE INSTRUCTIONS ACCOMPANYING THIS ADS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS ADS LETTER OF TRANSMITTAL MAY NOT BE USED TO ACCEPT THE OFFER FOR SHARES OF TELECOM ITALIA NOT REPRESENTED BY ORDINARY SHARE ADSs.

DELIVERY OF THIS ADS LETTER OF TRANSMITTAL TO AN ADDRESS, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER, OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.

The offer (the "**Offer**") made in the U.S. for the ordinary shares ("**Ordinary Shares**") and the American Depositary Shares representing Ordinary Shares ("**Ordinary Share ADSs**") of Telecom Italia S.p.A, a corporation organized under the laws of the Republic of Italy, ("**Telecom Italia**") is made on the terms and subject to the conditions of the accompanying offer document dated June 20, 2003 (the "**Offer Document**") and this ADS Letter of Transmittal. The definitions used in the Offer Document apply in this ADS Letter of Transmittal.

If you have sold or otherwise transferred all of your Ordinary Share ADSs, please forward this Letter of Transmittal, together with the Offer Document, and other accompanying documents, as soon as possible, to the purchaser or other transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or other transferee. **However, these documents should not be forwarded to or transmitted in or into any jurisdiction if to do so would constitute a violation of the relevant laws in such other jurisdiction.** ADS Letters of Transmittal sent from any such other jurisdiction will not be considered valid and effective acceptances.

This ADS Letter of Transmittal is to be completed only by holders of Ordinary Share ADSs ("**Ordinary Share ADS Holders**"). This ADS Letter of Transmittal cannot be used to tender Ordinary Shares not represented by American Depositary Shares. If you hold Ordinary Shares which are not represented by American Depositary Shares and you are a U.S. holder, you can obtain from the Information Agent a U.S. Ordinary Letter of Transmittal for tendering those Ordinary Shares into the Offer. See Instruction 12 of this ADS Letter of Transmittal.

This ADS Letter of Transmittal is to be used if ADRs evidencing Ordinary Share ADSs are to be forwarded herewith and if delivery of Ordinary Share ADSs is to be made by book-entry transfer to an account maintained by the Exchange Agent at The Depository Trust Company ("**DTC**") as defined in, and pursuant to the procedures for book-entry transfer set out in "Book-Entry Transfer" in Appendix I of the Offer Document, an agent's message (as defined in "Book-Entry Transfer" of Appendix I to the Offer Document) may be delivered instead of an ADS Letter of Transmittal.

Delivery of an ADS Letter of Transmittal (or an agent's message), American Depositary Receipts ("**ADRs**") evidencing Ordinary Share ADSs (or book-entry transfer of such Ordinary Share ADSs), any required signature guarantees and any other required documents to the Exchange Agent by an Ordinary Share ADS Holder will be deemed (without any further action by the Exchange Agent) to constitute an acceptance of the Offer by such Ordinary Share ADS Holder with respect to the Ordinary Shares represented by Ordinary Share ADSs to which that Letter of Transmittal relates, subject to the terms and conditions set out in the Offer Document and this ADS Letter of Transmittal. Acceptance by Ordinary Share ADS Holders of the Offer through the procedures described above will constitute a binding agreement between such Ordinary Share ADS Holders and Olivetti upon the terms and subject to the conditions of the Offer.

Holders of Ordinary Share ADSs whose ADRs are not immediately available or who cannot deliver their Ordinary Share ADSs and all other documents required hereby to the Exchange Agent prior to the close of the Acceptance Period and who wish to accept the Offer with respect to their Ordinary Share ADSs must do so pursuant to the guaranteed delivery procedures described in Appendix I of the Offer Document. See Instruction 2.

NOTE: SIGNATURES MUST BE PROVIDED BELOW.
PLEASE READ THE ACCOMPANYING INSTRUCTIONS CAREFULLY.

Ladies and Gentlemen:

The undersigned hereby instructs the Exchange Agent to accept the Offer on behalf of the undersigned with respect to the Ordinary Share ADSs, each representing ten Ordinary Shares, evidenced by American Depositary Receipts ("ADRs") specified in the box above entitled "Description of Ordinary Share ADSs" pursuant to Olivetti's offer to acquire up to 908,873,776 Ordinary Shares (including such Ordinary Shares represented by Ordinary Share ADSs) (which number is subject to increase as set forth in Section c.1 of the Offer Document) on the basis of the U.S. dollar equivalent of €80.10 per Ordinary Share ADS accepted in the Offer, without interest, net to the seller in cash, subject to the terms and conditions set forth in the Offer Document, receipt of which is hereby acknowledged, and in this ADS Letter of Transmittal, including the proration procedures described therein, by informing Olivetti in writing that the Offer has been so accepted. The undersigned hereby acknowledges that delivery of this Letter of Transmittal, ADRs evidencing tendered Ordinary Share ADSs (or book-entry transfer of such Ordinary Share ADSs evidenced by such ADRs) and any other required documents to the Exchange Agent by a holder of Ordinary Share ADSs will be deemed (without any further action by the Exchange Agent) to constitute acceptance of the Offer by such holder in respect of such holder's Ordinary Share ADSs, upon the terms and subject to the conditions of the Offer set forth in the Offer Document.

The undersigned understands that acceptance of the Offer by the undersigned pursuant to the procedures described herein and in the instructions hereto will constitute a binding agreement between the undersigned and Olivetti upon the terms and subject to the conditions of the Offer set forth in the Offer Document and this ADS Letter of Transmittal. IF ACCEPTANCE HAS BEEN MADE IN RESPECT OF ORDINARY SHARE ADSs, THEN A SEPARATE ACCEPTANCE IN RESPECT OF THE ORDINARY SHARES REPRESENTED BY SUCH ORDINARY SHARE ADSs MAY NOT BE MADE.

The undersigned hereby delivers to the Exchange Agent the above-described Ordinary Share ADSs evidenced by ADRs for which the Offer is being accepted, in accordance with the terms and conditions of the Offer Document and this ADS Letter of Transmittal, receipt of which is hereby acknowledged.

If, as result of proration, not all Ordinary Share ADSs tendered by an Ordinary Share ADS Holder are accepted, Ordinary Share ADSs that are not so accepted will be reissued to the Ordinary Share ADS Holder, unless requested otherwise by the Ordinary Share ADS Holder, and reflected on the books of the Ordinary Share ADS depositary in book-entry form in the name of the Ordinary Share ADS Holder. Fractional Ordinary Share ADSs which may result from proration will be rounded down to the nearest whole Ordinary Share ADS. Please read "Treatment of Fractional ADSs" in Appendix I of the Offer Document. The Exchange Agent will return such Ordinary Share ADSs as promptly as practicable after the final proration percentage is determined by Olivetti.

Upon the terms and subject to the conditions of the Offer (including the return of the Ordinary Share ADSs if the Merger does not become effective by December 31, 2003), the undersigned hereby sells, assigns and transfers to, or upon the order of, Olivetti, all right, title and interest in and to all Ordinary Share ADSs with respect to which the Offer is being accepted (and any and all Ordinary Share ADSs or other securities or rights issuable in respect of such Ordinary Share ADSs) and irrevocably constitutes and appoints the Exchange Agent the true and lawful agent and attorney-in-fact of the undersigned with respect to such Ordinary Share ADSs (and any such other Ordinary Share ADSs, securities or rights), with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to (a) deliver ADRs evidencing such Ordinary Share ADSs and Ordinary Shares represented by such Ordinary Share ADSs (and any such other Ordinary Share ADSs, Ordinary Shares, securities or rights) or accept transfer of ownership of such Ordinary Share ADSs and Ordinary Shares represented by such ADSs (and any such other Ordinary Share ADSs, Ordinary Shares, securities or rights) on the account books maintained by DTC together, in any such case, with all accompanying evidences of transfer and authenticity to, or upon the order of, Olivetti or any person designated by Olivetti, (b) present such ADRs evidencing such Ordinary Share ADSs and Ordinary Shares represented by such Ordinary Share ADSs (and any such other Ordinary Share ADSs, securities or rights) for transfer and (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Ordinary Share ADSs and Ordinary Shares represented by such Ordinary

☐ CHECK HERE IF ORDINARY SHARE ADSs ARE BEING TENDERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE EXCHANGE AGENT AND COMPLETE THE FOLLOWING:

Name(s) of Registered Holder(s) ______________________________

Window Ticket No. (if any) ______________________________

Date of Execution of Notice of Guaranteed Delivery ______________________________

Name of Institution that Guaranteed Delivery ______________________________

☐ CHECK BOX IF ORDINARY SHARE ADSs IN RESPECT OF WHICH THE OFFER IS BEING ACCEPTED ARE BEING DELIVERED BY BOOK-ENTRY TRANSFER MADE TO AN ACCOUNT MAINTAINED BY THE EXCHANGE AGENT AT THE DEPOSITORY TRUST COMPANY AND COMPLETE THE FOLLOWING (ONLY PARTICIPANTS IN THE DEPOSITORY TRUST COMPANY MAY DELIVER ORDINARY SHARE ADSs EVIDENCED BY ADRs BY BOOK-ENTRY TRANSFER):

Name of Delivering Institution ______________________________

DTC Account Number ______________________________

DESCRIPTION OF ORDINARY SHARES ADSs TENDERED

Name(s) and Address(es) of Registered Holder(s) (Please Fill in, if blank, exactly as name(s) appear(s) on American Depositary Receipt(s))	American Depositary Receipt(s) evidencing Ordinary Share ADS(s) tendered (Attach additional list, if necessary)		
	American Depositary Receipt(s) Number(s) *	Total Number of Ordinary Share ADS(s) Evidenced By American Depositary Receipt(s) *	Number of Ordinary Share ADS(s) Tendered**
	Total American Depositary Shares		

* Need not be completed for book-entry transfers.

** Unless otherwise indicated, it will be assumed that all Ordinary Share ADSs evidenced by each American Depositary Receipt delivered to the Exchange Agent are being tendered hereby. See Instruction 4.

Share ADSs (and any such other Ordinary Share ADSs, Ordinary Shares, securities or rights), all in accordance with the terms and conditions of the Offer.

The execution of this ADS Letter of Transmittal, together with any signature guarantees, and its delivery to the Exchange Agent shall constitute an authority to any agent of Olivetti in accordance with the terms of the Offer.

By executing this ADS Letter of Transmittal, holders of Ordinary Share ADSs agree that, upon the terms and subject to the conditions of the Offer (including the return of the Ordinary Share ADSs if the Merger does not become effective by December 31, 2003), effective from and after the publication of the notice announcing the results of the Offer referred to in subsection c.5 of the Offer Document, which will be within five business days of the close of the Acceptance Period (the "Purchase Day"), with respect to Ordinary Share ADSs in respect of which the Ordinary Share Offer has been accepted or is deemed to have been accepted ("**Accepted Ordinary Share ADSs**") (a) Olivetti shall acquire full title to and ownership of and receive all benefits and otherwise exercise all rights of beneficial ownership of such Ordinary Share ADSs (and any such other Ordinary Share ADSs, securities or rights) in accordance with the terms of and subject to the conditions of the Offer; (b) the Accepted Ordinary Share ADSs will be placed into escrow in the name of Olivetti until the Payment Day, as set forth in subsection a.2 of the Offer Document, and during such time Olivetti will not be authorized to dispose of any of such Accepted Ordinary Share ADSs; and (c) payment for such Accepted Ordinary Share ADSs will be made within five business days of the Date of Effectiveness of the Merger.

The undersigned agrees that effective from and after the Purchase Day: (a) the execution of this ADS Letter of Transmittal by a holder of Ordinary Share ADSs (together with any signature guarantees) and its delivery to the Exchange Agent shall constitute in respect of the Accepted Ordinary Share ADSs: (i) an authority to Telecom Italia or its agents from the undersigned to send any notice, circular, warrant, document or other communications that may be required to be sent to him or her as a Telecom Italia holder to Olivetti; (ii) an authority to Olivetti or its agents to sign any consent to short notice of a general meeting or separate class meeting on behalf of the holder of the Accepted Ordinary Share ADSs and/or to execute a form of proxy in respect of the Accepted Ordinary Share ADSs appointing any person nominated by Olivetti to attend general meetings and separate class meetings of Telecom Italia or its members (or any of them) (or any adjournments thereof) and to exercise the votes attaching to the Ordinary Shares represented by such Accepted Ordinary Share ADSs on his or her behalf, such votes to be cast so far as possible to satisfy any outstanding condition of the Offer or otherwise as Olivetti or its agents see fit.

The undersigned hereby represents and warrants that the undersigned has full power and authority to accept the Offer and to tender, sell, assign and transfer the Ordinary Share ADSs (and Ordinary Shares represented by the Ordinary Share ADSs) in respect of which the Offer is being accepted or deemed to be accepted (and any and all other Ordinary Share ADSs, securities or rights issued or issuable in respect of such Ordinary Share ADSs) and, when the same are purchased by Olivetti, Olivetti will, subject to the terms and conditions of the Offer (including the return of the Ordinary Share ADSs if the Merger does not become effective by December 31, 2003), acquire good title thereto, free from all liens, charges, equitable interests, encumbrances, and other interests and together with all rights now or hereinafter attaching thereto, including, without limitation, voting rights and the right to receive all amounts payable to a holder thereof in respect of dividends, interest and other distributions, if any, declared, made or paid after the Purchase Day with respect to the Ordinary Shares represented by the Ordinary Share ADSs. The undersigned will, upon request, execute any additional documents deemed by Olivetti or the Exchange Agent to be necessary or desirable to complete the sale, assignment and transfer of the Ordinary Share ADSs in respect of which the Offer is being accepted (and any such other Ordinary Share ADSs, securities or rights).

All authority herein conferred or agreed to be conferred pursuant to this ADS Letter of Transmittal shall be binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. **Except as stated in the Offer Document, any acceptance of the Offer is irrevocable.**

The undersigned acknowledges that as a result of any proration, the number of Ordinary Share ADSs acquired by Olivetti may be less than the number of Ordinary Share ADSs tendered by Ordinary Share ADS Holders. In such circumstances some Ordinary Share ADSs will be reissued in the name of the Ordinary Share ADS Holder, unless requested otherwise by the Ordinary Share ADS Holder, on the books of the Ordinary Share ADS depository in book-entry form in the name of such Ordinary Share ADS Holders. The Exchange Agent for the Ordinary Share ADSs can only return whole Ordinary Share ADSs. To the extent any proration results in any Ordinary Share ADS Holder being entitled to a fraction of a whole Ordinary Share ADS, the Exchange Agent shall round down to the nearest whole Ordinary Share ADS.

Unless otherwise indicated herein under "Special Issuance Instructions," the undersigned hereby instructs the Exchange Agent to issue, or cause to be issued, the check for the U.S. dollar equivalent of the tender offer consideration in the name(s) of the registered holder(s) appearing under "Description of Ordinary Share ADSs Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," the undersigned hereby instructs the Exchange Agent to mail, or cause to be mailed, the check for the U.S. dollar equivalent of the tender offer consideration and/or return, or cause to be issued or returned, any ADRs evidencing Ordinary Share ADSs in respect of which the Offer is not being accepted or which are not purchased (and accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing under "Description of Ordinary Share ADSs Tendered." In the event that the "Special Issuance Instructions" and/or "Special Delivery Instructions" are completed, the undersigned hereby instructs the Exchange Agent to (i) issue and/or mail, or cause to be issued and/or mailed, the check for the U.S. dollar equivalent of the tender offer consideration, if any, in the name(s) of, and/or to the address of, the person or persons so indicated, and/or (ii) reissue or return, or cause to be reissued in book-entry form or returned, any whole Ordinary Share ADSs evidencing Ordinary Share ADSs in respect of which the Offer is not being accepted or which are not purchased, if any, to the person at the address so indicated. In the case of a book-entry delivery of Ordinary Share ADSs, the undersigned hereby instructs the Exchange Agent to credit the account maintained at DTC with any Ordinary Share ADSs in respect of which the Offer is not being accepted or which are not purchased. The undersigned recognizes that the Exchange Agent will not transfer any Ordinary Share ADSs which are not purchased pursuant to the Offer from the name of the registered holder thereof to any other person.

SUBJECT TO THE TERMS OF THE OFFER DOCUMENT, THIS ADS LETTER OF TRANSMITTAL SHALL NOT BE CONSIDERED COMPLETE AND VALID, AND PAYMENT OF CONSIDERATION PURSUANT TO THE OFFER SHALL NOT BE MADE, UNTIL ADRs EVIDENCING THE ORDINARY SHARE ADSs IN RESPECT OF WHICH THE OFFER IS BEING ACCEPTED AND ALL OTHER REQUIRED DOCUMENTATION HAVE BEEN RECEIVED BY THE EXCHANGE AGENT AS PROVIDED IN THE OFFER DOCUMENT AND THIS ADS LETTER OF TRANSMITTAL.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Ordinary Share ADSs under any of the procedures described in this ADS Letter of Transmittal or other document will be determined by Olivetti in its sole discretion and in accordance with Italian law. Olivetti reserves the absolute right to reject any and all tenders of any such Ordinary Share ADSs determined by it not to be properly tendered.

☐ CHECK HERE IF ANY ADRs EVIDENCING ORDINARY SHARE ADSs THAT YOU OWN HAVE BEEN LOST, STOLEN OR DESTROYED AND SEE INSTRUCTION 11.

Number of Ordinary Share ADSs evidenced by the lost, stolen or destroyed ADRs: ______

SPECIAL ISSUANCE INSTRUCTIONS
(See Instructions 1, 5, 6 and 7)

To be completed ONLY if the check for the cash consideration, Ordinary Share ADSs not tendered and/or not purchased, and the check for any cash in lieu of fractional Ordinary Share ADSs to which the undersigned may be entitled are to be issued in the name of someone other than the undersigned.

Issue ☐ Checks
☐ Ordinary Share ADSs to:

Name ______
(Please Type or Print)

Address ______

______

______
(Zip Code)

______
(Tax Identification or Social Security Number)
(See Substitute Form W-9)

SPECIAL DELIVERY INSTRUCTIONS
(See Instructions 1, 5, 6 and 7)

To be completed ONLY if the check for the cash consideration, Ordinary Share ADSs not tendered and/or not purchased, and the check for cash in lieu of any fractional Ordinary Share ADSs to which the undersigned may be entitled are to be mailed to someone other than the undersigned or to the undersigned at an address other than that shown below the undersigned signature(s).

Mail ☐ Checks
☐ Ordinary Share ADSs to:

Name ______
(Please Type or Print)

Address ______

______

______
(Zip Code)

______
(Tax Identification or Social Security Number)
(See Substitute Form W-9)

IMPORTANT

SIGN HERE
AND COMPLETE SUBSTITUTE FORM W-9 INCLUDED HEREIN

AUTHORIZED SIGNATURE ....

AUTHORIZED SIGNATURE ....
(Signature(s) of Owner(s))

Dated: ...., 2003

(Must be signed by registered holder(s) exactly as name(s) appear(s) on ADR(s) evidencing the Ordinary Share ADS(s) or by person(s) to whom such ADR(s) have been assigned and transferred, as evidenced by endorsement, stock powers and other documents transmitted herewith. If signature is by any trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following information and see Instruction 5.)

Name(s): ....
(Please Type or Print)

Name of Firm: ....

Capacity (full title): ....
(See Instructions)

Address: ....

....
(Include Zip Code)

Daytime Area Code and Telephone No: ....

Tax Identification or
Social Security No.: ....

GUARANTEE OF SIGNATURE(S)
(See Instructions 1 and 5)

FOR USE BY ELIGIBLE INSTITUTIONS ONLY.
ELIGIBLE INSTITUTIONS: PLACE MEDALLION
GUARANTEE IN SPACE BELOW

Authorized Signature(s): ....
Name: ....
(Please Type or Print)

Name of Firm: ....
Address: ....
....
(Include Zip Code)

Daytime Area Code and Telephone No.: ....
Dated: ____________, 2003



INSTRUCTIONS
Forming Part of the Terms and Conditions of the Offer

1. Signature Guarantees. No signature guarantee is required on the ADS Letter of Transmittal if (a) the ADS Letter of Transmittal is signed by the registered holder(s) of the Ordinary Share ADSs evidenced by ADRs in respect of which the Offer is being accepted herewith and such holder(s) have not completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" in this ADS Letter of Transmittal or (b) such Ordinary Share ADSs are being tendered for the account of an Eligible Institution (as defined below). In all other cases, all signatures on this ADS Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) which is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchange Medallion Program (each an "**Eligible Institution**"). See Instruction 5.

2. Delivery of Letter of Transmittal and ADRs. ADRs evidencing Ordinary Share ADSs or confirmation of a book-entry transfer of such Ordinary Share ADSs into the Exchange Agent's account at DTC, as well as a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantees or, in the case of a book-entry transfer, an agent's message, and any other documents required by this ADS Letter of Transmittal, must be delivered to the Exchange Agent at one of its addresses set forth herein prior to the close of the Acceptance Period.

Holders of Ordinary Share ADSs whose ADRs are not immediately available or who cannot deliver their ADRs and all other documents required hereby to the Exchange Agent prior to the close of the Acceptance Period and who wish to accept the Offer with respect to their Ordinary Share ADSs must do so pursuant to the guaranteed delivery procedures described in Appendix I of the Offer Document. Pursuant to the guaranteed delivery procedures: (a) acceptance must be made by or through an Eligible Institution; (b) the Exchange Agent receives a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by Olivetti, on or prior to the close of the Acceptance Period; and (c) the Exchange Agent receives, within three business days after the date of execution of such notice of guaranteed delivery, the ADRs evidencing all tendered Ordinary Share ADSs, in proper form for transfer (or, in the case of Ordinary Share ADSs held in book-entry form, timely confirmation of the book-entry transfer of such Ordinary Share ADSs into the Exchange Agent's account at DTC), together with a properly completed and duly executed ADS Letter of Transmittal (or a copy thereof) with any required signature guarantees and any other documents required by this ADS Letter of Transmittal (or a facsimile thereof or an agent's message in lieu thereof) with any required signature guarantees and any other documents required by this ADS Letter of Transmittal. For these purposes, a "business day" is any day that the New York Stock Exchange is open for business.

THE METHOD OF DELIVERY OF ORDINARY SHARE ADSs EVIDENCED BY ADRs AND ALL OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE HOLDERS OF ORDINARY SHARE ADSs ACCEPTING THE OFFER AND THE DELIVERY WILL BE MADE ONLY WHEN ACTUALLY RECEIVED BY THE EXCHANGE AGENT. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

No alternative, conditional or contingent acceptances will be accepted. Fractional Ordinary Share ADSs will be dealt with as described in Appendix I of the Offer Document. All accepting Ordinary Share ADS holders, by execution of this ADS Letter of Transmittal (or copy hereof), waive any right to receive any notice of the acceptance of their Ordinary Share ADSs for payment.

3. Inadequate Space. If the Space provided herein is inadequate, the serial numbers of the relevant ADRs and/or the number of Ordinary Share ADSs, and any other required information, should be listed on a separate schedule attached hereto and separately signed on each page thereof in the same manner as this ADS Letter of Transmittal is signed.

4. Partial Acceptances. Ordinary Share ADS Holders intending to tender fewer than all the Ordinary Share ADSs evidenced by any ADR, must indicate this in the box entitled "Number of Ordinary Share ADSs Tendered" in the ADS Letter of Transmittal. In such case, a new ADR for the remainder of the Ordinary Share ADSs evidenced by the original

ADR will be, unless requested otherwise by the Ordinary Share ADS Holder, in the appropriate box entitled "Special Issuance Instructions" and/or "Special Delivery Instructions" on this ADS Letter of Transmittal, reissued in the name of the Ordinary Share ADS Holder, unless requested otherwise by the Ordinary Share ADS Holder, in book-entry form in the name of the Ordinary Share ADS Holder, as promptly as practicable after the Purchase Day. In the case of partial tenders, Ordinary Share ADSs not tendered will not be reissued to a person other than the registered holder.

5. Signatures on ADS Letter of Transmittal; Stock Powers and Endorsements. All signatures on ADS Letters of Transmittal must be guaranteed by a financial institution (most commercial banks, savings and loan associations and brokerage houses) which is an Eligible Institution. Signature guarantees are not required on the ADS Letter of Transmittal if the ADS Letter of Transmittal is signed by a registered holder of Ordinary Share ADSs who has completed neither the box entitled "Special Delivery Instructions" nor the box entitled "Special Payment Instructions" on the ADS Letter of Transmittal, or Ordinary Share ADSs are tendered for the account of any eligible institution. If this ADS Letter of Transmittal is signed by the registered holder(s) of the ADSs in respect of which the Offer is being accepted hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates without any change whatsoever.

If an Ordinary Share ADS is registered in the name of a person other than the signatory of the ADS Letter of Transmittal, then the tendered Ordinary Share ADS must be endorsed or accompanied by appropriate stock powers, signed exactly as the name(s) of the registered owner(s) appear on the ADR relating to such Ordinary Share ADS, without alteration, enlargement or any other change whatsoever, with the signatures on the ADRs or stock powers guaranteed as described above. If any of the Ordinary Share ADSs in respect of which the Offer is being accepted hereby are owned of record by two or more owners, all such owners must sign this ADS Letter of Transmittal.

If any of the Ordinary Share ADSs in respect of which the Offer is being accepted are registered in different names, it will be necessary to complete, sign and submit as many separate ADS Letters of Transmittal as there are different registrations of Ordinary Share ADSs.

If this ADS Letter of Transmittal or any ADRs or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of a corporation or other persons acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to Olivetti of such person's authority so to act must be submitted.

6. Stock Transfer Taxes. All fees and expenses of the Exchange Agent incurred in connection with the Offer, including any fees and expenses associated with a cancellation of Ordinary Share ADSs and a withdrawal of the Ordinary Shares underlying the Ordinary Share ADSs that may be effected by the Exchange Agent in order to effect the tender of the Ordinary Share ADSs, will be paid by Olivetti.

Except as otherwise provided in this Instruction 6, Olivetti will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Ordinary Share ADSs to it or its order pursuant to the Offer. If, however, payment of the U.S. dollar equivalent of the tender offer consideration is to be made to any persons other than the registered holder(s), or if Ordinary Share ADSs in respect of which the Offer is being accepted are registered in the name of any person other than the person(s) signing this ADS Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s), such other person(s), or otherwise) payable on account of the transfer to such other person will be deducted from the cash consideration, unless evidence satisfactory to Olivetti of the payment of such taxes, or exemption therefrom, is submitted.

7. Special Payment and Delivery Instructions. If the check for the U.S. dollar equivalent of the tender offer consideration (including any cash in lieu of fractional Ordinary Share ADSs not accepted for tender) or ADRs for Ordinary Share ADSs not tendered or not accepted for tender are to be issued in the name of a person other than the person(s) signing this ADS Letter of Transmittal or if such check for the cash consideration (including any cash in lieu of fractional Ordinary Share ADSs not accepted for tender) and/or any Ordinary Share ADSs in respect of which the Offer is not being accepted or which are not purchased are to be reissued or returned to a person other than the person(s) signing this ADS Letter of Transmittal or to an address other than that shown in the box entitled "Description of Ordinary Share ADSs Tendered", the



boxes entitled "Special Issuance Instructions" and/or "Special Delivery Instructions" on this ADS Letter of Transmittal should be completed.

8. Questions and Requests for Assistance or Additional Copies. Questions and requests for assistance may be directed to the Information Agent at its address or telephone number set forth below. Additional copies of the Offer Document, this ADS Letter of Transmittal, the Notice of Guaranteed Delivery and the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 may be obtained from the Information Agent.

9. Substitute Form W-9 and 28% U.S. Backup Withholding. In order to avoid "backup withholding" of U.S. federal income tax on any cash payment received upon the surrender of Ordinary Share ADSs pursuant to the Offer, an Ordinary Share ADS holder must, unless an exemption applies, provide the Exchange Agent with his or her correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 on this ADS Letter of Transmittal and certify, under penalties of perjury, that such number is correct and that he or she is not subject to backup withholding. If a holder of Ordinary Share ADSs has been notified by the U.S. Internal Revenue Service that such holder is subject to backup withholding, such holder must cross out item (2) of the Certification box of the Substitute Form W-9, unless such holder has since been notified by the U.S. Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject the holder of Ordinary Share ADSs to a $50 penalty and to U.S. federal income tax withholding at a rate of 28% on the payment of the cash consideration of all ADSs purchased from such holder. If the accepting holder of Ordinary Share ADSs has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the Space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Exchange Agent is not provided with a TIN within 60 days, the Exchange Agent will withhold 28% on all payments of the consideration to such holder until a TIN is provided to the Exchange Agent. If the correct TIN is not provided, a $50 penalty may be imposed by the U.S. Internal Revenue Service and cash payments made in exchange for the surrendered Ordinary Share ADSs may be subject to backup withholding. If backup withholding applies, the Exchange Agent is required to withhold 28% of any payment made pursuant to the Offer. In addition, if a holder of Ordinary Share ADSs makes a false statement that results in no imposition of backup withholding, and there was no reasonable basis for making such statement, a $500 penalty may also be imposed by the U.S. Internal Revenue Service.

Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be applied for from the U.S. Internal Revenue Service.

The TIN that is to be provided on the Substitute Form W-9 is that of the registered holder(s) of the Ordinary Share ADSs or of the last transferee appearing on the transfers attached to, or endorsed on, the ADRs evidencing the Ordinary Share ADSs. The TIN for an individual is his or her U.S. social security number. Each accepting Ordinary Share ADS holder generally is required to notify the Exchange Agent of his or her correct TIN by completing the Substitute Form W-9 contained herein, certifying that the TIN provided on Substitute Form W-9 is correct (or that such holder is awaiting a TIN) and that (1) such holder has not been notified by the U.S. Internal Revenue Service that such holder is subject to backup withholding as a result of a failure to report all interest or dividends or (2) the U.S. Internal Revenue Service has notified such holder that such holder is no longer subject to backup withholding (see Substitute Form W-9). Notwithstanding that the "Certificate of Awaiting Taxpayer Identification Number" box is signed (and the certification is completed), the Exchange Agent will withhold 28% on any cash payment of the cash consideration for the Ordinary Share ADSs and fractional Ordinary Share ADSs, if any, made prior to the time it is provided with a properly certified TIN.

Exempt persons (including, among others, corporations) are not subject to backup withholding and should indicate their exempt status on Substitute Form W-9. A non-U.S. individual or non-U.S. entity may qualify as an exempt person by submitting a statement (U.S. Internal Revenue Service Form W-8BEN), signed under penalties of perjury, certifying such person's non-U.S. status. U.S. Internal Revenue Service Form W-8BEN can be obtained from the Exchange Agent. An Ordinary Share ADS holder should consult his or her tax advisor as to his or her qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

If ADRs evidencing Ordinary Share ADSs are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

For additional guidance, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

10. Waiver of Conditions. Except to the extent provided in the Offer Document and applicable law, Olivetti reserves the absolute right in its sole discretion to waive any of the specified conditions of the Offer, in whole or in part.

11. Lost, Destroyed or Stolen ADRs. If any ADRs evidencing Ordinary Share ADSs have been lost, destroyed or stolen, the holder thereof should promptly notify the Exchange Agent by checking the box immediately preceding the special issuance/special delivery instructions boxes and indicating the number of Ordinary Share ADSs evidenced by such lost, destroyed or stolen ADRs. The holder thereof should also contact the Ordinary Share ADSs depositary at (888) 444-6789 for the steps to be taken in order to replace such ADRs. This ADS Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, destroyed or stolen ADRs have been followed.

12. U.S. Holders of Ordinary Shares Not Represented by Ordinary Share ADSs. U.S. holders of Ordinary Shares should receive the appropriate documentation to enable participation in the Offer from the Information Agent and may not accept the Offer in respect of Ordinary Shares pursuant to this ADS Letter of Transmittal. If any holder of Ordinary Shares needs to obtain a copy of the U.S. Ordinary Letter of Transmittal, such holder should contact the Information Agent named in subsection b.3 of the Offer Document.

13. Other Information. The Offer for Ordinary Shares and ADSs representing Ordinary Shares described in the Offer Document is being made in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the U.S. Securities Exchange Act of 1934, as amended, by means of certain U.S. Offer Documents.

U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended) to whom the Offer is made who hold Ordinary Shares, or Share ADSs, must use the U.S. Ordinary Letter of Transmittal or this ADS Letter of Transmittal, as applicable.

The Savings Offer has not been, and will not be, made, directly or indirectly, in or into the United States and may not be accepted directly or indirectly in or from the United States. The U.S. Letter of Transmittal and this ADS Letter of Transmittal cannot be used to tender Savings Shares or ADSs representing Savings Shares into the Savings Offer.

Important: This ADS Letter of Transmittal (or copy hereof), properly completed and duly executed (together with any required signature guarantees and ADRs evidencing the Ordinary Share ADSs tendered hereby and all other required documents) or a properly completed and duly executed Notice of Guaranteed Delivery must be received by the Exchange Agent prior to the close of the Acceptance Period.

PAYER'S NAME: JPMORGAN CHASE BANK, AS EXCHANGE AGENT		
SUBSTITUTE **Form W-9** **Department of the Treasury** **Internal Revenue Service** **Payer's Request for Taxpayer Identification Number (TIN)**	**Part I** Taxpayer Identification Number. For all accounts, enter your taxpayer identification number in the box at right. (For most individuals, this is your social security number. If you do not have a number, see "Obtaining a Number" in the enclosed *Guidelines.*) Certify by signing and dating below. Note: If the account is in more than one name, see the chart in the enclosed *Guidelines* to determine which number to give the payer.	________________ Social security number or ________________ Employer identification number ________________ (If awaiting TIN write "Applied For")
	Part II For Payees Exempt from Backup Withholding, see the enclosed *Guidelines* and complete as instructed therein.	
	Certification Under penalties of perjury, I certify that: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding. **Certification Instructions** You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed *Guidelines.*). SIGNATURE: ________________ DATE: __________, 2003	

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF UP TO 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THIS OFFER. PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" FOR ADDITIONAL DETAILS.

NOTE: YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING A TAXPAYER IDENTIFICATION NUMBER.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration office or (2) I intend to mail or deliver an application in the near future. I understand that If I do not provide a taxpayer identification number by the time of payment, up to 28% of all reportable cash payments made to me thereafter will be withheld until I provide a taxpayer identification number.

Signature: ____________________ **Date:** ____________

Copies of this ADS Letter of Transmittal, properly completed and duly signed, will be accepted. This ADS Letter of Transmittal and ADRs and any other required documents should be sent or delivered by each holder of Ordinary Share ADSs or such holder's broker, dealer, commercial bank, trust company or other nominee to the Exchange Agent at one of its addresses or to the facsimile number set forth above.

Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of the Offer Document, this ADS Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. A holder of Ordinary Share ADSs may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Shareholder Communications Inc.
17 State Street – 10th Floor
New York, New York 10004
Bankers and Brokers Call Collect: (212) 440-9800
All Others Call Toll Free: (800) 249-6634

The Exchange Agent for the Offer is:

JPMorgan Chase Bank
1 Chase Manhattan Plaza
New York, New York 10081

121

EXHIBIT 3.6



U.S. ORDINARY LETTER OF TRANSMITTAL FOR THE TENDER OFFER FOR ORDINARY SHARES OF TELECOM ITALIA S.p.A. PROMOTED BY OLIVETTI S.p.A.

pursuant to Article s102 et seq. of Legislative Decree 58 of 24 February 1998

To the Appointed Intermediary ______________________________

The undersigned (first name and family name / corporate name)

____

Tax code / VAT number ______________________________ born on ___ / ___ / ___ in ______________

Province of _____ nationality ______________________ resident in / with registered office in ______________

Province of _____ street ______________________________ no. _____

Post Code _____

holder of the ordinary shares (the "Ordinary Shares") of Telecom Italia S.p.A. indicated below, with a par value of EUR 0.55 each, which are freely transferable, of which he guarantees that he is the legitimate and rightful holder and which are free and clear of liens and encumbrances of any type or kind, real or personal

DECLARES

that he is aware of all the conditions, terms and procedures of the Offer as set out in the Offer Document dated 20 June 2003 prepared for the purposes thereof, deposited at (i) the registered office of the Offeror, (ii) the registered office of the Issuer, (iii) the headquarters of the Issuer, (iv) Borsa Italiana S.p.A., (v) the registered office of the Collection Coordinator, and the registered offices of each of the Appointed Intermediaries and posted on the websites of the Offeror (www.olivetti.it) and the Issuer (www.telecomitalia.it).

ACCEPTS

the present Offer in respect of (no.) ____________ Ordinary Shares, which:

— are already deposited with you in securities account no. ____________ held by ______________________________;

— will be deposited in the above-mentioned account following stock exchange settlement;

— are being deposited with you contemporaneously with the signing of this U.S. Ordinary Letter of Transmittal;

— will be transferred to/deposited with you in a timely manner, under the engagement expressly accepted at the foot of this U.S. Ordinary Letter of Transmittal, by the Custodian of such Shares.

AUTHORIZES

the entering of the Ordinary Shares in an escrow account with you for the purposes of the present Offer.

AGREES

henceforth to the transfer to the Offeror of the Ordinary Shares entered in the above-mentioned escrow account, giving you an irrevocable mandate to perform or have performed, in the name and on behalf of the undersigned acceptor, all the required formalities for the transfer of the Ordinary Shares.

DECLARES

- that he accepts henceforth the reversal of the transaction if irregularities were to be found in the data contained in this U.S. Ordinary Letter of Transmittal or following checks and controls subsequent to the delivery of the Ordinary Shares.

ACKNOWLEDGES

that the Offer Document provides that the Purchase Price (as defined therein) will be paid at the appointed intermediary by the fifth trading day following the Merger's Date of Effectiveness, and that the purchase of the Ordinary Shares by the Offeror will be rescinded if the Merger fails to become effective by 31 December 2003.

AUTHORIZES

the Appointed Intermediary to pay / cause to have paid:

— to current account no. ______________ held by ______________________ at ABI _______ CAB _______

— by means of non-transferable banker's drafts made out to ______________________________

the amount of Euro ________ (no. ________ Ordinary Shares x EUR 8.010) deriving from the sale of the Ordinary Shares.

The Custodian declares that it is custodian of the above-mentioned Ordinary Shares and will perform the formalities necessary for the deposit of the securities with the above-named Appointed Intermediary, exclusively by means of Monte Titoli S.p.A., by and not later than the close of the Offer.

____________, _____ ____________________ 2003

The undersigned, having received the information notice referred to in Law 675 of 31 December 1996, consents to the treatment of his personal data by the Appointed Intermediary, the Collection Coordinator, the Offeror and the Custodian or by companies designated thereby that perform auxiliary or support services necessary for the execution of the operation.

____________, _____ ____________________ 2003

______________________	______________________	______________________
(The Acceptor—Signature)	(The Custodian—Stamp and Signature)	(The Appointed Intermediary—Stamp and Signature)

U.S. Ordinary Letter of Transmittal no.

____



Law 675 of 31 December 1996
(omissis ...)

Article 13 – Rights of the interested party

1. With regard to the treatment of personal data, it shall be the right of the interest party to:

a) know, by means of access free of charge to the register referred to in Article 31, paragraph comma 1, subparagraph a), of the existence of the treatment of data that may concern him;

b) (be informed on what is referred to in Article 7, paragraph 4, subparagraphs a), b) and h) *(*)*

c) obtain without delay from the data holder or manager:

1) confirmation of the existence or not of personal data regarding, even if not yet registered, and comprehensible notification of such data, their source and the logic and purpose underlying the treatment thereof; barring the existence of justified reasons, the request may be repeated at intervals of not less than 90 days;

2) the deletion, transformation into anonymous form or blocking of data handled in violation of law, including data whose retention is not necessary for the purposes for which the data were collected or subsequently handled;

3) the updating, rectification or, where interested therein, supplementation of the data;

4) a statement attesting that the persons to whom the data were communicated or disseminated have been informed of the operations referred to at points 2) and 3), *inter alia* with regard to their content, except where compliance proves impossible or requires the use of resources manifestly disproportionate to the right protected;

d) object, in whole or in part, on legitimate grounds to the treatment of personal data regarding him, even where they are relevant for the purpose for which the data were collected;

e) object, in whole or in part, to the treatment of personal data regarding him for the purposes of commercial information or the sending of advertisements or for direct marketing or for the performance of market surveys or interactive commercial communication, and to be informed by the data holder not later than the time at which the data are communicated or disseminated, of the possibility of exercising such right at no charge.

2. For each request referred to in paragraph 1, subparagraph c), point 1), where the existence of data regarding the interested party is not confirmed the interested party may be charged an expense fee, which may not exceed the costs actually incurred, in accordance with the procedures and within the time limits established by the regulation referred to in Article 33, paragraph 3.

3. The rights referred to in paragraph 1 in respect of personal data concerning deceased persons may be exercised by any interested person.

4. In exercising the rights referred to in paragraph 1, the interested party may grant a mandate or powers of representation to natural persons or to associations.

5. The provisions concerning professional secrecy of the practitioners of journalism regarding their sources shall not be affected.

(*) subparagraph repealed by Article 3, paragraph 4, of Legislative Decree 467 of 28 December 2001 with effect from the date indicated therein
(omissis ...)

Other Information

The Offer for Ordinary Shares and ADSs representing Ordinary Shares of Telecom Italia described in the Offer Document is being made in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the U.S. Securities Exchange Act of 1934, as amended, by means of certain U.S. Offer Documents.

U.S. Persons (as such term is defined in Regulation S under the U.S Securities Act of 1933, as amended) to whom the Offer is made who hold Ordinary Shares, or ADSs representing Ordinary Shares, must use this U.S. Ordinary Letter of Transmittal or the ADS Letter of Transmittal, as applicable.

The Savings Offer has not been, and will not be, made, directly or indirectly, in or into the United States and may not be accepted directly or indirectly in or from the United States. This U.S. Letter of Transmittal and the ADS Letter of Transmittal cannot be used to tender Savings Shares or ADSs representing Savings Shares into the Savings Offer.

Terms not otherwise defined herein have the meaning given in the Offer Document.

Substitute Form W-9 and 28% U.S. Backup Withholding.

In order to avoid "backup withholding" of U.S. federal income tax on any cash payment received upon the surrender of Ordinary Shares pursuant to the Offer, an Ordinary Share holder must, unless an exemption applies, provide the Exchange Agent with his or her correct Taxpayer Identification Number ("TIN") on the Substitute Form W-9 on this U.S. Ordinary Letter of Transmittal and certify, under penalties of perjury, that such number is correct and that he or she is not subject to backup withholding. If a holder of Ordinary Shares has been notified by the U.S. Internal Revenue Service that such holder is subject to backup withholding, such holder must cross out item (2) of the Certification box of the Substitute Form W-9, unless such holder has since been notified by the U.S. Internal Revenue Service that such holder is no longer subject to backup withholding. Failure to provide the information on the Substitute Form W-9 may subject the holder of Ordinary Shares to a $50 penalty and to U.S. federal income tax withholding at a rate of 28% on the payment of the cash consideration of all Ordinary Shares purchased from such holder. If the accepting holder of Ordinary Shares has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write "Applied For" in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9. If "Applied For" is written in Part I and the Exchange Agent is not provided with a TIN within 60 days, the Exchange Agent will withhold 28% on all payments of the consideration to such holder until a TIN is provided to the Exchange Agent. If the correct TIN is not provided, a $50 penalty may be imposed by the U.S. Internal Revenue Service and cash payments made in exchange for the surrendered Ordinary Shares may be subject to backup withholding. If backup withholding applies, the Exchange Agent is required to withhold 28% of any payment made pursuant to the Offer. In addition, if a holder of Ordinary Shares makes a false statement that results in no imposition of backup withholding, and there was no reasonable basis for making such statement, a $500 penalty may also be imposed by the U.S. Internal Revenue Service.

Backup withholding is not an additional U.S. federal income tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be applied for from the U.S. Internal Revenue Service.

The TIN that is to be provided on the Substitute Form W-9 is that of the registered holder(s) of the Ordinary Shares or of the last transferee appearing on the transfers attached to, or endorsed on, the Ordinary Share certificate, if applicable. The TIN for an individual is his or her U.S. social security number. Each accepting Ordinary Share holder generally is required to notify the Exchange Agent of his or her correct TIN by completing the Substitute Form W-9 contained herein, certifying that the TIN provided on Substitute Form W-9 is correct (or that such holder is awaiting a TIN) and that (1) such holder has not been notified by the U.S. Internal Revenue Service that such holder is subject to backup withholding as a result of a failure to report all interest or dividends or (2) the U.S. Internal Revenue Service has notified such holder that such holder is no longer subject to backup withholding (see Substitute Form W-9). Notwithstanding that the "Certificate of Awaiting Taxpayer Identification Number" box is signed (and the certification is completed), the Exchange Agent will withhold 28% on any cash payment of the cash consideration for the Ordinary Shares and fractional Ordinary Shares, if any, made prior to the time it is provided with a properly certified TIN.

Exempt persons (including, among others, corporations) are not subject to backup withholding and should indicate their exempt status on Substitute Form W-9. A non-U.S. individual or non-U.S. entity may qualify as an exempt person by submitting a statement (U.S. Internal Revenue Service Form W-8BEN), signed under penalties of perjury, certifying such person's non-U.S. status. U.S. Internal Revenue Service Form W-8BEN can be obtained from the Exchange Agent. An Ordinary Share holder should consult his or her tax advisor as to his or her qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

If Ordinary Shares are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

For additional guidance, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.



<table>
<tr><td colspan="3">PAYER'S NAME: [The relevant the Custodian (as defined in subsection c.4 of the Offer Document)]</td></tr>
<tr><td rowspan="4">SUBSTITUTE
Form W-9

Department of the Treasury
Internal Revenue Service

Payer's Request for Taxpayer Identification Number (TIN)</td><td>Part I Taxpayer Identification Number. For all accounts, enter your taxpayer identification number in the box at right. (For most individuals, this is your social security number. If you do not have a number, see "Obtaining a Number" in the enclosed Guidelines.) Certify by signing and dating below. Note: If the account is in more than one name, see the chart in the enclosed Guidelines to determine which number to give the payer.</td><td>______________
Social security number
or
____
Employer identification number
____
(If awaiting TIN write "Applied For")</td></tr>
<tr><td colspan="2">Part II For Payees Exempt from Backup Withholding, see the enclosed Guidelines and complete as instructed therein.</td></tr>
<tr><td colspan="2">Certification Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and
(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.
Certification Instructions You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.).</td></tr>
<tr><td colspan="2">SIGNATURE: ______________________ DATE: ____________, 2003</td></tr>
</table>

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF UP TO 28% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THIS OFFER. PLEASE REVIEW THE ENCLOSED "GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9" FOR ADDITIONAL DETAILS.

NOTE: YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU ARE AWAITING A TAXPAYER IDENTIFICATION NUMBER.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration office or (2) I intend to mail or deliver an application in the near future. I understand that If I do not provide a taxpayer identification number by the time of payment, up to 28% of all reportable cash payments made to me thereafter will be withheld until I provide a taxpayer identification number.

Signature: ______________________ **Date:** ______________


126

EXHIBIT 3.7



OFFER TO PURCHASE FOR CASH
ORDINARY SHARES
REPRESENTED BY AMERICAN DEPOSITARY SHARES,
EACH AMERICAN DEPOSITARY SHARE
REPRESENTING 10 ORDINARY SHARES
OF
TELECOM ITALIA S.p.A.
AT
€8.10 PER ORDINARY SHARE
(U.S. DOLLAR EQUIVALENT OF €80.10 PER AMERICAN DEPOSITARY SHARE)
BY OLIVETTI S.p.A.

ACCEPTANCES OF THE OFFER BY HOLDERS OF ORDINARY SHARE ADSs MUST BE RECEIVED BY THE EXCHANGE AGENT NOT LATER THAN 11.40 A.M. (NEW YORK CITY TIME), ON JULY 18, 2003, UNLESS EXTENDED.

June 20, 2003

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Olivetti S.p.A., ("Olivetti") a corporation organized under the laws of the Republic of Italy, is offering to purchase ordinary shares, par value €0.55 per share (the "Ordinary Shares"), represented by American Depositary Shares ("Ordinary Share ADSs"), each representing 10 Ordinary Shares and evidenced by American Depositary Receipts ("Ordinary Share ADRs"), of Telecom Italia S.p.A., a corporation organized under the laws of the Republic of Italy, for the U.S. dollar equivalent of €80.10 per Ordinary Share ADS. The Offer is part of an offer for up to 908,873,776 Ordinary Shares (including Ordinary Share ADSs) .

The Offer will be made to registered holders ("Holders") of Ordinary Share ADSs on the terms and subject to the conditions of an offer document dated June 20, 2003 (the "Offer Document") and the related ADS Letter of Transmittal. The terms and conditions set out in the Offer Document and the ADS Letter of Transmittal (as they may be supplemented or amended from time to time), are referred to herein as the "Offer". The ADS Letter of Transmittal contains instructions for acceptance of the Offer by Holders of Ordinary Share ADSs, and will be used by Holders of Ordinary Share ADSs to effect such acceptance. Copies of the Offer Document and ADS Letter of Transmittal for Holders of Ordinary Share ADSs are enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Ordinary Share ADSs in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1. The Offer Document, dated June 20, 2003.

2. The ADS Letter of Transmittal (together with accompanying Substitute Form W-9 and Guidelines) to tender Ordinary Share ADSs for your use and for the information of your clients. Copies of the ADS Letter of Transmittal may be used to tender Ordinary Share ADSs.

3. A printed form of letter which may be sent to your clients for whose accounts you hold Ordinary Share ADSs registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer.

Please note the following:

1. The Ordinary Share ADS price is the U.S. dollar equivalent of €80.10 per Ordinary Share ADS at the time payment is made, to the seller in cash as set forth in the Offer Document.

126

2. The making of the Offer is conditional upon completion of the merger of Telecom Italia into Olivetti within the period ending December 31, 2003, as set forth under subsection a.1 in the Offer Document.

3. The Offer is being made for Ordinary Shares represented by Ordinary Share ADSs and is subject to proration in the event of over subscription. See section C and section L in the Offer Document.

4. Holders of Ordinary Share ADSs who tender Ordinary Share ADSs pursuant to the Offer whose Ordinary Share ADSs are registered in their own name and who tender directly to the Exchange Agent, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the ADS Letter of Transmittal, transfer taxes on the purchase of Ordinary Share ADSs pursuant to the Offer. However, federal income tax backup withholding at a rate of 28% may be required, unless an exemption is available or unless the required tax identification information is provided. See Appendix II to the Offer Document and Instruction 9 in the ADS Letter of Transmittal.

5. The Offer will expire on 11.40 a.m. (New York Time), on July 18, 2003, without prejudice to the right to an extension.

6. Subject to the terms and conditions of the Offer, Olivetti will pay for Ordinary Share ADSs within five business days of the Date of Effectiveness of the Merger (the "Payment Day"), as set forth in subsection a.2 of the Offer Document. No prorated acceptance of the Offer will be valid unless the Exchange Agent has timely received (i) Ordinary Shares ADRs evidencing the Ordinary Share ADSs or, if such Ordinary Share ADSs are held in book-entry form, timely confirmation of a book-entry transfer of such Ordinary Share ADSs into the Exchange Agent's account at The Depository Trust Company, (ii) a properly completed and duly executed ADS Letter of Transmittal or a copy thereof with any required signature guarantees (or, in the case of a book-entry transfer, an agent's message (as defined in Appendix 1 to the Offer Document)), and (iii) any other documents required by the ADS Letter of Transmittal, or (iv) satisfying the requirements of the guaranteed delivery procedures set forth in Appendix 1 to the Offer Document. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE TO BE PAID BY OLIVETTI, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

7. **Except as stated in the Offer Document any acceptance of the Offer is irrevocable.**

8. The Offer for Ordinary Shares and Ordinary Share ADSs described in the Offer Document is being made in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the U.S. Securities Exchange Act of 1934, as amended, by means of certain U.S. Offer Documents.

U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended) to whom the Offer is made who hold Ordinary Shares, or Ordinary Share ADSs, must use the U.S. Ordinary Letter of Transmittal or the ADS Letter of Transmittal, as applicable.

The Savings Offer has not been, and will not be, made, directly or indirectly, in or into the United States and may not be accepted directly or indirectly in or from the United States. The U.S. Letter of Transmittal and the ADS Letter of Transmittal cannot be used to tender Savings Shares or ADSs representing Savings Shares into the Savings Offer.

In order to take advantage of the Offer, Ordinary Share ADRs, as well as an ADS Letter of Transmittal (or copy thereof), properly completed and duly executed with any required signature guarantees (or, in the case of a book-entry delivery, an agent's message), and all other documents required by the ADS Letter of Transmittal must be received by the Exchange Agent, all in accordance with the instructions set forth in the ADS Letter of Transmittal and the Offer Document.

Olivetti will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Ordinary Share ADSs pursuant to the Offer (other than the Exchange Agent as described in the Offer Document). Olivetti will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. Olivetti will pay or cause to be paid any transfer taxes with respect to the transfer and sale of purchased Ordinary Share ADSs to it or its order pursuant to the Offer, except as otherwise provided in Instruction 6 of the ADS Letter of Transmittal.

The Exchange Agent for the Offer in relation to Ordinary Shares represented by Ordinary Share ADSs is JPMorgan Chase Bank.

Questions and requests for assistance or for additional copies of the Offer Document, the ADS Letter of Transmittal or other related offer materials may be directed to the Information Agent for the Offer, at the address and telephone numbers below.

The Information Agent for the Offer is:

Georgeson Shareholder Communication Inc.
17 State Street—10th Floor
New York, New York 10004
Banks and Brokerage Firms, Please Call: (212) 440-9800
All Others Call Toll-free: (800) 249-6634

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF OLIVETTI, TELECOM ITALIA, THE EXCHANGE AGENT, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THEM, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENT OR USE ANY DOCUMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.



EXHIBIT 3.8

OFFER TO PURCHASE FOR CASH
ORDINARY SHARES
REPRESENTED BY AMERICAN DEPOSITARY SHARES,
EACH AMERICAN
DEPOSITARY SHARE REPRESENTING 10 ORDINARY SHARES
OF
TELECOM ITALIA S.p.A.
AT
€8.10 PER ORDINARY SHARE
(U.S. DOLLAR EQUIVALENT OF €80.10 PER AMERICAN DEPOSITARY SHARE)
BY
OLIVETTI S.p.A.

ACCEPTANCES OF THE OFFER BY HOLDERS OF ORDINARY SHARE ADSs MUST BE RECEIVED BY THE EXCHANGE AGENT NOT LATER THAN 11.40 A.M. (NEW YORK CITY TIME), ON JULY 18, 2003, UNLESS EXTENDED.

June 20, 2003

To Our Clients:

Enclosed for your consideration are the Offer Document, dated June 20, 2003 (the "Offer Document"), and the related ADS Letter of Transmittal relating to the offer made in the U.S. by Olivetti S.p.A. ("Olivetti"), a corporation organized under the laws of the Republic of Italy, to purchase ordinary shares, par value €0.55 per share (the "Ordinary Shares") represented by American Depositary Shares ("Ordinary Share ADSs"), each representing 10 Ordinary Shares and evidenced by American Depositary Receipts ("Ordinary Share ADRs"), of Telecom Italia S.p.A. ("Telecom Italia"), a corporation organized under the laws of the Republic of Italy, for the U.S. dollar equivalent of €80.10 per Ordinary Share ADS and subject to the terms and conditions set forth in the Offer Document and related ADS Letter of Transmittal. The Offer is part of an offer for up to 908,873,776 Ordinary Shares (including Ordinary Shares ADSs). The Ordinary Share ADSs are issuable under the deposit agreement dated as of February 24, 1995 (the "Deposit Agreement"), among the Società Finanziaria Telefonica P.A. (predecessor entity to Telecom Italia), Morgan Guaranty Trust Company of New York (predecessor entity to JPMorgan Chase Bank) as depositary (the "Depositary"), and holders (as defined in the Deposit Agreement) from time to time of Ordinary Share ADRs.

The Offer will be made to registered holders ("Holders") of Ordinary Share ADSs on the terms and subject to the conditions of the Offer Document and the related ADS Letter of Transmittal. The terms and conditions set out in the Offer Document and the ADS Letter of Transmittal (as they may be supplemented or amended from time to time), are referred to herein as the "Offer". The ADS Letter of Transmittal contains instructions for acceptance of the Offer by Holders of Ordinary Share ADSs, and will be used by Holders of Ordinary Share ADSs to effect such acceptance. Copies of the Offer Document and ADS Letter of Transmittal for Holders of Ordinary Share ADSs are enclosed herewith.

WE ARE (OR OUR NOMINEE IS) THE HOLDER OF RECORD OF ORDINARY SHARE ADSs HELD FOR YOUR ACCOUNT. A TENDER OF SUCH ORDINARY SHARE ADSs CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE ADS LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER ORDINARY SHARE ADSS HELD BY US FOR YOUR ACCOUNT.

Accordingly, we request instructions as to whether you wish to have us tender on your behalf any or all Ordinary Share ADSs held by us for your account pursuant to the terms and conditions set forth in the Offer. Please note the following:

1. The Ordinary Share ADS price is the U.S. dollar equivalent of €80.10 per Ordinary Share ADS at the time payment is made, to the seller in cash as set forth in the Offer Document.

2. The making of the Offer is conditional upon completion of the merger of Telecom Italia into Olivetti within the period ending December 31, 2003, as set forth under subsection a.1 in the Offer Document.

3. The Offer is being made for Ordinary Shares represented by Ordinary Share ADSs and is subject to proration in the event of over subscription. See section C and section L in the Offer Document.

4. Holders of Ordinary Share ADSs who tender Ordinary Share ADSs pursuant to the Offer whose Ordinary Share ADSs are registered in their own name and who tender directly to the Exchange Agent, will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the ADS Letter of Transmittal, transfer taxes on the purchase of Ordinary Share ADSs pursuant to the Offer. However, federal income tax backup withholding at a rate of 28% may be required, unless an exemption is available or unless the required tax identification information is provided. See Appendix II to the Offer Document and Instruction 9 in the ADS Letter of Transmittal.

5. The Offer will expire on 11.40 a.m. (New York Time), on July 18, 2003, without prejudice to the right to an extension.

6. Subject to the terms and conditions of the Offer, Olivetti will pay for Ordinary Share ADSs within five business days of the Date of Effectiveness of the Merger (the "Payment Day"), as set forth in subsection a.2 of the Offer Document. No prorated acceptance of the Offer will be valid unless the Exchange Agent has timely received (i) Ordinary Shares ADRs evidencing the Ordinary Share ADSs or, if such Ordinary Share ADSs are held in book-entry form, timely confirmation of a book-entry transfer of such Ordinary Share ADSs into the Exchange Agent's account at The Depository Trust Company, (ii) a properly completed and duly executed ADS Letter of Transmittal or a copy thereof with any required signature guarantees (or, in the case of a book-entry transfer, an agent's message (as defined in Appendix 1 to the Offer Document)), and (iii) any other documents required by the ADS Letter of Transmittal, or (iv) satisfying the requirements of the guaranteed delivery procedures set forth in Appendix 1 to the ADS Letter of Transmittal. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE OFFER PRICE TO BE PAID BY OLIVETTI, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

7. Except as stated in the Offer Document, any acceptance of the Offer is irrevocable.

8. The Offer for Ordinary Shares and Ordinary Share ADSs described in the Offer Document is being made in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the U.S. Securities Exchange Act of 1934, as amended, by means of certain U.S. Offer Documents.

U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act of 1933, as amended) to whom the Offer is made who hold Ordinary Shares, or Ordinary Share ADSs, must use the U.S. Ordinary Letter of Transmittal or the ADS Letter of Transmittal, as applicable.

The Savings Offer has not been, and will not be, made, directly or indirectly, in or into the United States and may not be accepted directly or indirectly in or from the United States. The U.S. Letter of Transmittal and the ADS Letter of Transmittal cannot be used to tender Savings Shares or ADSs representing Savings Shares into the Savings Offer.

If you wish to have us tender any or all of the Ordinary Share ADSs held by us for your account, please so instruct us by completing, executing, detaching and returning to us the instruction form set forth herein. If you authorize the tender of your Ordinary Share ADSs, all such Ordinary Share ADSs will be tendered unless otherwise specified below. An envelope to return your instructions to us is enclosed. YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF PRIOR TO THE DATE INDICATED FOR THE ACCEPTANCE OF THE OFFER.

137

INSTRUCTIONS WITH RESPECT TO THE OFFER TO PURCHASE FOR CASH ORDINARY SHARES REPRESENTED BY AMERICAN DEPOSITARY SHARES, EACH AMERICAN DEPOSITARY SHARE REPRESENTING 10 ORDINARY SHARES OF TELECOM ITALIA S.p.A. AT €8.10 PER ORDINARY SHARE (U.S. DOLLAR EQUIVALENT OF €80.10 PER AMERICAN DEPOSITARY SHARE) BY OLIVETTI S.p.A.

The undersigned acknowledge(s) receipt of your letter, the Offer Document, dated June 20, 2003, and the related ADS Letter of Transmittal relating to the offer made in the U.S. by Olivetti S.p.A. ("Olivetti"), a corporation organized under the laws of the Republic of Italy, to purchase ordinary shares, par value €0.55 per share (the "Ordinary Shares") represented by American Depositary Shares ("Ordinary Share ADSs"), each representing 10 Ordinary Shares and evidenced by American Depositary Receipts ("Ordinary Share ADRs"), of Telecom Italia S.p.A. ("Telecom Italia") a corporation organized under the laws of the Republic of Italy, for the U.S. dollar equivalent of €80.10 per Ordinary Share ADS. The Offer is part of an offer for up to 908,873,776 Ordinary Shares (including Ordinary Share ADSs). The Ordinary Share ADSs are issuable under the deposit agreement dated as of February 24, 1995 (the "Deposit Agreement"), among the Società Finanziaria Telefonica P.A. (predecessor entity to Telecom Italia), Morgan Guaranty Trust Company of New York (predecessor entity to JPMorgan Chase Bank), as depositary (the "Depositary"), and holders (as defined in the Deposit Agreement) from time to time of Ordinary Share ADRs.

By executing this document I/we hereby instruct you to tender to Olivetti the number of Ordinary Share ADSs indicated below (or if no number is indicated below, all Ordinary Share ADSs) which are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer.

Number of Ordinary Share ADSs to be Tendered*: ______________________________

* Unless otherwise indicated, it will be assumed that all of your Ordinary Share ADSs held by us for your account are to be tendered.

Date: ______________________________

SIGN HERE

Signature(s): ______________________________

Print Name(s): ______________________________

Print Address(es): ______________________________

Area Code and Telephone Number(s): ______________________________

Taxpayer Identification or Social Security Number(s): ______________________________



EXHIBIT 3.9

NOTICE OF GUARANTEED DELIVERY

To Accept the Offer

of

OLIVETTI S.p.A.

for

Outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary shares of Telecom Italia S.p.A. (Evidenced by American Depositary Receipts)

of

Telecom Italia S.p.A.

Pursuant to the Offer as described in the Offer Document, dated 20 June 2003

As set forth in "Guaranteed Delivery Procedures" in Appendix I to the Offer Document, this form or one substantially equivalent hereto must be used for acceptance of the Offer in respect of Ordinary Share American Depositary Shares ("Ordinary Share ADSs") if American Depositary Receipts evidencing Ordinary Share ADSs ("Ordinary Share ADRs") are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or if time will not permit all required documents to reach the Exchange Agent before the close of the Acceptance Period (as defined in the Offer Document). Such form may be delivered by hand, facsimile transmission or mailed to the Exchange Agent and must include a signature guarantee by an Eligible Institution (as defined in the Offer Document) in the form set out herein. See "Guaranteed Delivery Procedures" in Appendix I to the Offer Document.

JPMorgan Chase Bank

By Facsimile Transmission (for Eligible Institutions only): (781) 380-3388

Confirm by Telephone: (781) 843-1833 ext 200

By Overnight Courier:	*By Mail:*	*By Hand:*
JPMorgan Chase Bank c/o EquiServe Corporate Reorganization 161 Bay State Drive Braintree, MA 02184	JPMorgan Chase Bank c/o EquiServe Corporate Reorganization PO Box 43006 Providence, RI 02940-3006	JPMorgan Chase Bank c/o Securities & Transfer Reporting Services 100 William Street, Galleria New York, NY 10038

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY TO THE EXCHANGE AGENT.

This form is not to be used to guarantee signatures. If a signature on an ADS Letter of Transmittal is required to be guaranteed by an Eligible Institution under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the ADS Letter of Transmittal.

ACCEPTANCE OF THE OFFER IN RESPECT OF ORDINARY SHARES (EXCEPT INSOFAR AS THEY ARE REPRESENTED BY ORDINARY SHARE ADSs) CANNOT BE MADE WITH THIS FORM OR PURSUANT TO THE GUARANTEED DELIVERY PROCEDURES.

136

Ladies and Gentlemen:

The undersigned hereby accepts the Offer in respect of Ordinary Share ADSs upon the terms and subject to the conditions set forth in the Offer Document and pursuant to the guaranteed delivery procedures set out in Appendix I to the Offer Document. Capitalized terms used and not defined herein shall have the meanings assigned to them in the Offer Document.

The undersigned understands and agrees that no tender of Ordinary Share ADSs, pursuant to the guaranteed delivery procedures, shall be valid unless the following conditions are met:

(i) **acceptance must be made by or through an Eligible Institution;**

(ii) **the Exchange Agent must receive this notice properly completed and duly executed on or before the close of the Acceptance Period, and**

(iii) **the Exchange Agent must receive, within three business days after the date of execution of this notice, the ADRs evidencing all tendered Ordinary Share ADSs (or, in the case of Ordinary Share ADSs held in book-entry form, timely confirmation of the transfer of such Ordinary Share ADSs into the Exchange Agent's account at DTC), together with a properly completed and duly executed ADS Letter of Transmittal (or a facsimile thereof or an agent's message in lieu thereof) with any required signature guarantees and any other documents required by the ADS Letter of Transmittal. For these purposes, a "business day" is any day that the New York Stock Exchange is open for business.**

Signature(s): ______________________________

____

Name of Record Holder(s): ______________________________

____

____

____

(Please Type or Print)

Number of Ordinary Share ADSs: ______________

ADR No.(s) (if available):

____

____

Dated: ______________________________

Address(es): ______________________________

____

(Include Zip Code)

Area Code(s) and Tel. No.(s): ______________

If Ordinary Share ADSs will be tendered by book-entry transfer, check the following box:

□ The Depository Trust Company, as Book-Entry Transfer Facility

DTC Participant Number: ______________

Account Number: ______________________



GUARANTEE
(NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned, a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program, hereby guarantees that the undersigned will deliver to the Exchange Agent either ADRs evidencing Ordinary Share ADSs with respect to which the Offer is being accepted hereby, in proper form for transfer, or confirmation of the book-entry transfer of such Ordinary Share ADSs into the Exchange Agent's account at The Depository Trust Company, in any such case together with a properly completed and duly executed ADS Letter of Transmittal, with any required signature guarantees (or in the case of a book-entry transfer, an agent's message) and any other required documents, all within three business days after the date hereof. For these purposes, a "business day" is any day that the New York Stock Exchange is open for business.

______________________________ Name of Firm, Agent or Trustee	______________________________ (Authorized Signature)
______________________________ Address	Name: ______________________________ (Please Type or Print)
______________________________ (Zip Code)	Title: ______________________________
Area Code and Tel. No.: ______________________________	Date: ______________________________

NOTE: DO NOT SEND ORDINARY SHARE ADRs WITH THIS FORM. ORDINARY SHARE ADRs SHOULD BE SENT WITH YOUR ADS LETTER OF TRANSMITTAL.

134

EXHIBIT 3.10

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer — Social Security numbers have nine digits separated by two hyphens: *i.e.*, 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: *i.e.*, 00-0000000. The table below will help determine the number to give the payer.

For this type of account	Give the SOCIAL SECURITY number of:	For this type of account	Give the EMPLOYER IDENTIFICATION number of:
1. An individual's account	The individual	6. A valid trust, estate, or pension trust	Legal entity (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title).[4]
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]	7. Corporate account	The corporation
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]	8. Association, club, religious, charitable, educational or other tax-exempt organization account	The organization
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee[1]	9. Partnership account	The partnership
b. So-called trust account that is not a legal or valid trust under State law	The actual owner[1]	10. A broker or registered nominee	The broker or nominee
5. Sole proprietorship account	The owner[3]	11. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments	The public entity

1 List first and circle the name of the person whose number you furnish.

2 Circle the minor's name and furnish the minor's social security number.

3 You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or employer identification number (if you have one).

4 List first and circle the name of the legal trust, estate, or pension trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

How to Obtain a TIN

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service ("IRS") and apply for a number.

Payees Exempt from Backup Withholding

Payees exempt from backup withholding on all payments include the following:

- An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).
- The United States or any of its agencies or instrumentalities.
- A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
- A foreign government or any of its political subdivisions, agencies, or instrumentalities.
- An international organization or any of its agencies or instrumentalities.

Other payees that **may be exempt** from backup withholding include:

- A corporation.
- A foreign central bank of issue.
- A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
- A futures commission merchant registered with the Commodity Futures Trading Commission.
- A real estate investment trust.
- An entity registered at all times during the tax year under the Investment Company Act of 1940.
- A common trust fund operated by a bank under section 584(a).
- A financial institution.
- A middleman known in the investment community as a nominee or custodian.
- A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

- Payments to nonresident aliens subject to withholding under section 1441.
- Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.
- Payments of patronage dividends where the amount received is not paid in money.
- Payments made by certain foreign organizations.

Payments of interest not generally subject to backup withholding include the following:

- Payments of interest on obligations issued by individuals. **Note:** You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade of business and you have not provided your correct taxpayer identification number to the payer.
- Payments of tax-exempt interest (including exempt-interest dividends under section 852).
- Payments described in section 6049(b)(5) to nonresident aliens.
- Payments on tax-free covenant bonds under section 1451.
- Payments made by certain foreign organizations.

Exempt payees described above should file Substitute Form W-9 to avoid possible erroneous backup withholding. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM IN PART II, SIGN

AND DATE THE FORM, AND RETURN IT TO THE PAYER.

Certain payments, other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045 and 6050A.

Privacy Act Notice. — Section 6109 requires most recipients of dividend, interest or other payments to give their correct taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of tax returns. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% (or such other rate specified by the Internal Revenue Code) of taxable interest, dividend and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) Penalty for Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) Criminal Penalty for Falsifying Information. — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/ or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.



EXHIBIT 3.11

143

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer — Social Security numbers have nine digits separated by two hyphens: *i.e.*, 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: *i.e.*, 00-0000000. The table below will help determine the number to give the payer.

For this type of account	Give the SOCIAL SECURITY number of:	For this type of account	Give the EMPLOYER IDENTIFICATION number of:
1. An individual's account	The individual	6. A valid trust, estate, or pension trust	Legal entity (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title).[4]
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]	7. Corporate account	The corporation
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]	8. Association, club, religious, charitable, educational or other tax-exempt organization account	The organization
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee[1]	9. Partnership account	The partnership
b. So-called trust account that is not a legal or valid trust under State law	The actual owner[1]	10. A broker or registered nominee	The broker or nominee
5. Sole proprietorship account	The owner[3]	11. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments	The public entity

1 List first and circle the name of the person whose number you furnish.

2 Circle the minor's name and furnish the minor's social security number.

3 You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or employer identification number (if you have one).

4 List first and circle the name of the legal trust, estate, or pension trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

How to Obtain a TIN

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Number Card, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service ("IRS") and apply for a number.

Payees Exempt from Backup Withholding

Payees exempt from backup withholding on all payments include the following:

- An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).
- The United States or any of its agencies or instrumentalities.
- A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.
- A foreign government or any of its political subdivisions, agencies, or instrumentalities.
- An international organization or any of its agencies or instrumentalities.

Other payees that **may be exempt** from backup withholding include:

- A corporation.
- A foreign central bank of issue.
- A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
- A futures commission merchant registered with the Commodity Futures Trading Commission.
- A real estate investment trust.
- An entity registered at all times during the tax year under the Investment Company Act of 1940.
- A common trust fund operated by a bank under section 584(a).
- A financial institution.
- A middleman known in the investment community as a nominee or custodian.
- A trust exempt from tax under section 664 or described in section 4947.

Payments of dividends and patronage dividends not generally subject to backup withholding include the following:

- Payments to nonresident aliens subject to withholding under section 1441.
- Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.
- Payments of patronage dividends where the amount received is not paid in money.
- Payments made by certain foreign organizations.

Payments of interest not generally subject to backup withholding include the following:

- Payments of interest on obligations issued by individuals. **Note:** You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer's trade of business and you have not provided your correct taxpayer identification number to the payer.
- Payments of tax-exempt interest (including exempt-interest dividends under section 852).
- Payments described in section 6049(b)(5) to nonresident aliens.
- Payments on tax-free covenant bonds under section 1451.
- Payments made by certain foreign organizations.

Exempt payees described above should file Substitute Form W-9 to avoid possible erroneous backup withholding. FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM IN PART II, SIGN

AND DATE THE FORM, AND RETURN IT TO THE PAYER.

Certain payments, other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A(a), 6045 and 6050A.

Privacy Act Notice. — Section 6109 requires most recipients of dividend, interest or other payments to give their correct taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of tax returns. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% (or such other rate specified by the Internal Revenue Code) of taxable interest, dividend and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) Penalty for Failure to Furnish Taxpayer Identification Number. — If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding. — If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) Criminal Penalty for Falsifying Information. — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

